  As filed with the Securities and Exchange Commission on September 28, 2000

================================================================================

                                                    1933 Act File No.  333-85439

                                                    1940 Act File No.  811-09553


                   U. S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                   Form N-2

                       (Check appropriate box or boxes)


[X]  REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

[ ]  Pre-Effective Amendment No.
                                 -------

[X]  Post-Effective Amendment No.   1
                                  -------
          and

[X]  REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY   ACT OF 1940

[X]  Amendment No. 3


                           Nuveen Floating Rate Fund
         Exact Name of Registrant as Specified in Declaration of Trust
                333 West Wacker Drive, Chicago, Illinois 60606
 Address of Principal Executive Offices (Number, Street, City, State, Zip Code)
                                (312) 917-7700
              Registrant's Telephone Number, including Area Code

                             Gifford R. Zimmerman
                         Vice President and Secretary
                             333 West Wacker Drive
                            Chicago, Illinois 60606
 Name and Address (Number, Street, City, State, Zip Code) of Agent for Service
                         Copies of Communications to:

                               Eric F. Fess
                               Chapman & Cutler
                                 111 W. Monroe
                            Chicago, Illinois 60603

                             --------------------

     If any of the securities being registered on this form are offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [X]

     It is proposed that this filing will become effective (check appropriate box)

     [X] immediately upon filing pursuant to paragraph (b)

     [_] on (date) pursuant to paragraph (b)

     [_] 60 days after filing pursuant to paragraph (a)

     [_] on (date) pursuant to paragraph (a)

     If appropriate, check the following box:

     [_] The post-effective amendment designates a new effective date for a previously filed registration statement.

     [_] This Form is filed to register additional securities for an offering pursuant to Rule 462 (b) under the Securities Act and the Securities Act registration number of the earlier effective registration statement for the same offering is ________.

                             --------------------

================================================================================

                                    FS 1-1

                           NUVEEN FLOATING RATE FUND

                               ----------------

                             CROSS REFERENCE SHEET

                              Part A - Prospectus

          Items in Part A of Form N-2                  Location in Prospectus
          ---------------------------                  ----------------------
Item 1.   Outside Front Cover                          Cover Page
Item 2.   Cover Pages; Other Offering Information      Cover Page
Item 3.   Fee Table and Synopsis                       Fund Expenses; Summary
Item 4.   Financial Highlights                         Not Applicable
Item 5.   Plan of Distribution                         Cover Page; Summary; Use of Proceeds
Item 6.   Selling Shareholders                         Not Applicable
Item 7.   Use of Proceeds                              Use of Proceeds; Investment Objective and Policies;
                                                       Risks

Item 8.   General Description of the Registrant        Summary; Risks
                                                       Fund Expenses; Use of Proceeds; The Fund's Investments;
                                                       Purchase of Shares; How to Sell Shares; Special
                                                       Services; Description of the Fund
Item 9.   Management                                   Investment Management and Other Services; Description of the
                                                       Fund;
Item 10.  Capital Stock, Long-Term Debt, and
          Other Securities                             Description of the Fund; Distributions; Tax Matters
Item 11.  Defaults and Arrears on Senior Securities    Not Applicable
Item 12.  Legal Proceedings                            Not Applicable
Item 13.  Table of Contents of the Statement of
          Additional Information                       Table of Contents of the Statement of
                                                       Additional Information

                  Part B - Statement of Additional Information

                                                        Location in Statement of
           Items in Part B of Form N-2                  Additional Information
           ---------------------------                  ----------------------
Item 14.   Cover Page                                   Cover Page
Item 15.   Table of Contents                            Table of Contents
Item 16.   General Information and History              Investment Restrictions; Additional Information
                                                        on Fund Shares
Item 17.   Investment Objective and Policies            Investment Objective, Investment Restrictions
Item 18.   Management                                   Management; Portfolio Transactions
Item 19.   Control Persons and Principal Holders of
           Securities                                   Management of the Fund; Net Asset Value
Item 20.   Investment Advisory and Other Services       Management of the Fund
Item 21.   Brokerage Allocation and Other Practices     Portfolio Transactions
Item 22.   Tax Status                                   Tax Matters
Item 23.   Financial Statements                         Financial Statements; Independent Accountants, Custodian and
                                                        Transfer Agent; Net Asset Value


                          Part C - Other Information

   Items 24-33 have been answered in Part C of this Registration Statement.

                                                                          [LOGO]
                                                                    NUVEEN
                                                                     Investments

--------------------------------------------------------------------------------
Floating Rate
Fund

                                                   -----------------------------
                                                   PROSPECTUS SEPTEMBER 28, 2000
--------------------------------------------------------------------------------

Attractive income and potential for capital preservation from a portfolio of carefully researched senior bank loans.


[PHOTOS APPEAR HERE]




    The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

   Contents

 2 Summary

 7 Fund Expenses

 8 Financial Highlights

 9 The Fund's Investments

16 Risks

20 Purchase of Shares

23 How to Sell Shares

26 Net Asset Value

27 Special Services

28 Description of the Fund

29 Management of the Fund

30 Distributions

30 Tax Matters

32 Table of Contents for the Statement of Additional Information

NUVEEN FLOATING RATE FUND

  Nuveen Floating Rate Fund is a non-diversified, closed-end management investment company that is continuously offered. The Fund's investment objective is to seek a high level of current income, consistent with preservation of capital. The Fund seeks to achieve its objective primarily by investing in senior secured loans whose interest rates float or adjust periodically based upon a benchmark interest rate index.

  Investing in Fund shares involves certain risks and special considerations, including the possible loss of some or all of your investment, risks associated with investing in securities that are rated below investment grade credit quality, and risks associated with the Fund's use of borrowing. See "Risks" beginning on page 16. The Fund may periodically borrow money (either directly from banks or by issuing debt), and will invest the proceeds in senior loans. The Fund may borrow money as a cash management tool or for the purpose of creating financial leverage.


  The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

  You should read this prospectus and retain it for future reference. This prospectus summarizes the information about the Fund that a prospective investor ought to know before investing. A Statement of Additional Information ("SAI") dated September 28, 2000 containing additional information about the Fund has been filed with the SEC and is incorporated by reference in its entirety into this prospectus. A copy of the SAI (the table of contents of which appears on page 32 of this prospectus) may be obtained without charge by contacting the Fund toll-free at 800-257-8787. The SAI and other information about the Fund are also available at the SEC's website (www.sec.gov).

                   PRICE TO PUBLIC (1) SALES CHARGE (2) PROCEEDS TO FUND (3)
                   ------------------- ---------------- --------------------
Class A share (4)         $9.99              None              $9.99
Class B share             $9.99              None              $9.99
Class C share             $9.99              None              $9.99
Class R share (5)         $9.99              None              $9.99

--------

(1) The shares are offered at net asset value, which on September 21, 2000 was $9.99 per share.

(2) Class B and C shares are subject to an early withdrawal charge (an "EWC"), a distribution fee, and a service fee. Nuveen Investments will pay all sales commissions to authorized dealers from its own assets. Class R shares are not subject to any distribution fee, service fee, initial sales charge or EWC.

(3) Assumes the sale of all shares previously registered.

(4) Class A shares are available only upon conversion of Class B shares, through an exchange of Class A shares of certain Nuveen mutual funds, by reinvesting distributions from any Nuveen Defined Portfolio or under certain other limited circumstances. Class A shares are subject to a service fee.

(5) Class R shares are sold only to certain eligible investors.

  The Fund's investment adviser is Nuveen Senior Loan Asset Management Inc. (the "Adviser").

  To provide shareholders with liquidity, once a quarter the Fund offers to repurchase up to a stated percentage (from 5% to 25%) of its shares at net asset value. The Fund may determine the net asset value applicable to repurchases no later than the 14th calendar day (or, if not a business day, the next business day) after the repurchase request deadline, and will distribute payment to shareholders on or before the repurchase payment deadline which will be no later than seven calendar days after the pricing date. See "How to Sell Shares" for additional information.

Shares of the Fund

 . are not deposits or obligations of, or guaranteed or endorsed by, any bank or other insured depository institution, and

 . are not federally insured by the federal deposit insurance corporation, the federal reserve board or any other government agency.

            THE DATE OF THIS PROSPECTUS IS SEPTEMBER 28, 2000

                                    SUMMARY

  The following provides a summary of the more detailed description of the Fund contained later in this prospectus.

The Fund................ Nuveen Floating Rate Fund (the "Fund") is a
                         continuously-offered, non-diversified, closed-end management investment company organized as a Massachusetts business trust.

Investment Objective.... To seek a high level of current income, consistent with preservation of capital. There can be no assurance that the Fund will achieve its investment objective.

Primary Investment       The Fund seeks to achieve its investment
 Strategy .............. objective primarily by investing in senior secured loans whose interest rates adjust periodically based on a benchmark, such as the prime rate offered by one or more major United
                         States banks, or the London Inter-Bank Offered
                         Rate (known as "LIBOR").

Continuous Offering.....
                         The Fund offers its shares continuously at a price equal to the net asset value per share. The Fund's minimum initial investment is $3,000 ($1,000 for individual retirement accounts) and the minimum subsequent investment is $50. The Fund reserves the right to waive any minimum investment requirements and to refuse any purchase order. The Fund's shares are not listed for trading on any securities exchange and the Fund does not intend to list them.

General Investment       Under normal circumstances, the Fund will invest
 Guidelines............. at least 80% of its total assets in adjustable rate, U.S. dollar-denominated senior loans
                         ("Senior Loans") that are secured. Senior Loans are made by banks, other financial institutions
                         (such as the Fund), and other investors
                         ("Lenders"), to corporations, partnerships, limited liability companies and other entities
                         ("Borrowers") to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings and, to a lesser extent, for general operating and other purposes.
                         Senior Loans generally are not subordinate to other significant claims on a Borrower's assets.
                         See "The Fund's Investments."

                         The Fund may invest up to 20% of its total assets in U.S. dollar-denominated Senior Loans of Borrowers that are organized or located in countries outside the United States.

                         In addition, the Fund may invest up to 20% of its total assets, in any combination of:

                             . Senior Loans which are not secured by any collateral;

                             . other income producing securities such as investment and non-investment grade corporate debt securities, high quality, short-term debt securities with remaining maturities of one year or less and U.S. government securities; and

                             . equity securities and warrants acquired in connection with the Fund's investments in Senior Loans.

                         The Fund may also engage in lending of its securities, repurchase agreements, reverse repurchase agreements and, for hedging and risk management purposes, certain derivative transactions. See "Risks."

Borrowing and Leverage..
                         The Fund generally holds a portion of its portfolio in cash or short-term cash equivalents as a result of anticipated Senior Loan funding needs, the prepayment of Senior Loans and in order to meet share repurchases. Consequently, under normal market conditions the Fund's earnings per share are lower than if the Fund were fully invested in Senior Loans. To offset this reduction of earnings, the Fund may periodically borrow money (either directly from banks or by issuing debt), and will invest the proceeds in Senior Loans. To the extent that these additional Senior Loan investments effectively "offset" the short-term cash equivalents, the borrowing serves as a cash management tool that will enable the Fund to effectively be fully invested in Senior Loans. To the extent the Fund borrows more money than it has cash or short-term cash equivalents and invests the proceeds in Senior Loans, the Fund will create financial leverage. It will do so only when it expects to be able to invest the proceeds at a higher rate of return than its cost of borrowing. There is no assurance that the Fund's use of financial leverage will be successful.

                         The Fund will limit any borrowing (or debt issuance) for either cash management or financial leverage purposes to approximately 10% of its net assets.

Repurchase Offers.......
                         As a matter of fundamental policy, once a quarter, the Fund offers to repurchase up to a stated percentage (from 5% to 25%) of its shares at net asset value. Under normal market conditions, the Fund expects this percentage to be 10%.

Investment Adviser......
                         Nuveen Senior Loan Asset Management Inc. (the "Adviser") is the Fund's investment adviser. The Adviser is a wholly owned subsidiary of The John Nuveen Company.

Distributor.............
                         Nuveen Investments ("Nuveen") is the Fund's distributor. Nuveen also is a wholly owned subsidiary of The John Nuveen Company.

Distributions...........
                         Income dividends normally are declared daily and paid monthly. Distributions of net realized capital gains normally are made annually in December. Income dividends and capital gains automatically are reinvested in additional shares unless an investor elects to receive cash.

Risks................... Borrower Credit Risk. Investment in the Fund
                         involves the risk that Borrowers under Senior Loans may default on their obligations to pay principal or interest when due. This non-payment would result in a reduction of income to the Fund, a reduction in the value of the Senior Loan experiencing non-payment and a decrease in the net asset value of the Fund. Although Senior Loans in which the Fund invests may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the Borrower's obligation in the event of non-payment of scheduled principal or interest or that such collateral could be readily liquidated. See "The Fund's Investments."

                         Senior Loans. Senior Loans in which the Fund invests:

                             . generally are of below investment grade credit
                               quality;

                             . may be unrated at the time of investment;

                             . generally are not registered with the SEC or any
                               state securities commission; and

                             . generally are not listed on any securities
                               exchange.

                         The Fund generally has access to financial and other information made available to commercial banks or other financial institutions ("Lenders") in connection with Senior Loans. The amount of public information available on Senior Loans generally is less extensive than that available for other types of assets. As a result, the Fund is more dependant on the analytical abilities of the Adviser.

                         High-Yield/High Risk Securities. The Fund may invest up to 100% of its assets in Senior Loans and other securities that are rated below investment grade or are unrated but determined by the Adviser to be below investment grade quality. Securities that are below investment grade quality are commonly referred to as "junk bonds." The purchase of these securities exposes the Fund to financial, market and interest-rate risks and greater credit risks than the purchase of higher quality securities, particularly in response to economic downturns. These investments are also likely to result in increased fluctuation in the Fund's net asset value.

                         Participations. The Fund may acquire from a Lender a portion of the Lender's rights under a loan agreement. This is commonly referred to as purchasing a "Participation" in a Senior Loan. The Fund does not currently intend to invest more than 20% of its total assets in Participations. Under a Participation, the Fund generally will have rights that are more limited than the rights of Lenders or of persons who acquire a Senior Loan by Assignment (as defined below). In a Participation, the Fund typically has a contractual relationship with the Lender selling the Participation, but not with the Borrower. If the Lender selling the Participation becomes insolvent, the Fund may be treated as a general creditor of the Lender, and may not have any exclusive or senior claim with respect to the Lender's interest in, or the collateral with respect to, the Senior Loan. As a result, the Fund assumes the credit risk of the Lender selling the Participation in addition to the credit risk of the Borrower. See "The Fund's Investments."

                         Interest Rate Fluctuations. When interest rates decline, the value of a portfolio invested in fixed-rate obligations can be expected to rise. Conversely, when interest rates rise, the value of a portfolio invested in fixed-rate obligations can be expected to decline. Although the Fund's net asset value will vary, the Adviser expects the Fund's policy of acquiring primarily interests in floating rate Senior Loans to minimize fluctuations in net asset value resulting from changes in interest rates. However, because floating or adjustable rates on Senior Loans only reset periodically, changes in prevailing interest rates can be expected to cause some fluctuations in the Fund's net asset value.

                             . Income Risk. The Fund invests primarily in
                               Senior Loans whose interest rates reset
                               frequently. If market interest rates fall, Senior Loan interest rates will be reset at lower levels, reducing the Fund's income and, in turn, dividends paid to shareholders.

                             . Net Asset Value Fluctuations. Senior Loans are
                               relatively illiquid and are generally more difficult to value than liquid securities. In determining net asset value, the Fund will utilize the valuations of Senior Loans furnished by one or more independent third-party pricing services. If a pricing service provider does not provide a value for a Senior Loan or if no pricing service provider is then acting as such for the Fund, a value will be determined by the Adviser.

                              To the extent that an active trading market in Senior Loans develops to a reliable degree, a pricing service provider may rely to a greater degree on market prices and quotations in valuing Senior Loans. The development of an active trading market in Senior Loans may, however, result in increased fluctuations in the market price for Senior Loans and increased fluctuations in the Fund's net asset value.

                         Portfolio Liquidity. No reliable, active trading market currently exists for many of the Senior Loans in which the Fund will invest, although a secondary market for certain Senior Loans has developed over the past several years. Senior Loans are thus relatively illiquid. Liquidity relates to the ability of the Fund to sell an investment in a timely manner at a price approximately equal to its value on the Fund's books. The illiquidity of Senior Loans may impair the Fund's ability to realize the full value of its assets in the event of a voluntary or involuntary liquidation of such assets, and the Fund may suffer capital losses as a result.

                         Investment in Foreign Borrowers. The Fund may invest up to 20% of its total assets in U.S. dollar-denominated Senior Loans of Borrowers that are organized or located in countries outside the United States. Although their Senior Loans are denominated in U.S. dollars, these Borrowers may have significant non-U.S. dollar revenues. Investment in foreign Borrowers involves special risks, including that foreign Borrowers may be subject to:

                             . less rigorous regulatory, accounting and
                               reporting requirements than U.S. Borrowers;

                             . differing legal systems and laws relating to
                               creditors' rights;

                             . the potential inability to enforce legal
                               judgments;

                             . economic adversity that would result if the
                               value of the Borrower's non-U.S. denominated revenues and assets were to fall (in U.S. dollar terms) because of fluctuations in currency values; and

                             . the potential for political, social and economic
                               adversity in the foreign Borrower's country.

                         Warrants, Equity Securities and Junior Debt.
                         Investments in warrants, equity and junior debt securities entail certain risks in addition to those associated with investments in Senior Loans.

                         Borrowing and Leverage. The Fund may create financial leverage by borrowing or issuing debt. The Fund will limit any borrowing or debt issuance to approximately 10% of its net assets. The rights of any of the Fund's lenders or creditors to receive interest and principal payments will be senior to those of the holders of the Fund's shares. The Fund may be required to maintain minimum average balances in connection with borrowings or to pay a commitment or other fee to maintain a line of credit; either of these requirements will increase the cost of borrowing over the stated interest rate. Any such borrowing or debt issuance is a speculative technique that will increase the Fund's net asset value fluctuation.

                         Non-Diversification. Because the Fund is classified as "non-diversified" under the 1940 Act it can invest a greater portion of its assets in obligations of a single Borrower or issuer. As a result, the Fund will be more susceptible than a more widely diversified fund to any single corporate, economic, political or regulatory occurrence. The Fund does not intend to invest, however, more than 10% of the value of its assets in interests in Senior Loans of a single Borrower. See "The Fund's Investments." In addition, the Fund must satisfy certain asset diversification rules in order to qualify as a regulated investment company for federal income tax purposes.

                         Fund Share Liquidity Risk. The Fund is a closed-end investment company designed primarily for long-term investors and not as a trading vehicle. The Fund's shares are not listed for trading on any securities exchange and the Fund does not intend to list them. There is no secondary trading market for Fund shares. As a result, the Fund's shares are not readily marketable. Class B and C shareholders who tender Fund shares held for less than five years and one year, respectively, normally will pay an early withdrawal charge. See "Purchase of Shares." The Fund will provide shareholders with limited liquidity through a quarterly offer to repurchase its shares. If more shares are tendered than the amount of the repurchase offer, the repurchases will be pro-rated. There is no guarantee that a shareholder will be able to sell the desired number of shares. See "How to Sell Shares."

                                 FUND EXPENSES

  The following table is intended to assist prospective investors in understanding the various costs and expenses associated with investing in shares of the Fund.

                     SHAREHOLDER TRANSACTION EXPENSES (1)

                                           Class A Class B   Class C   Class R(2)
                                           ------- -------   -------   ----------
Maximum Initial Sales Charge (Load)
 Imposed on Purchases (as a percentage of
 offering price)..........................  NONE      NONE      NONE       NONE
Maximum Sales Charge on Reinvested
 Dividends................................    NONE    NONE      NONE       NONE
Maximum Early Withdrawal Charge (Load)....    NONE  3.0%(3)   1.0%(4)      NONE
Exchange Fee..............................    NONE    NONE      NONE       NONE

        ANNUAL EXPENSES (5) (as a percentage of average net assets)(6)

Management Fees (7).......................  0.75%   0.75%     0.75%      0.75%
Service Fee...............................  0.25%   0.25%     0.25%        NONE
Distribution Fee..........................    NONE  0.75%     0.75%        NONE
Other Operating Expenses..................  2.14%   1.97%     2.15%      2.78%
                                           ------- -------   -------    -------
Total Operating Expenses--Gross +.........  3.14%   3.72%     3.90%      3.53%
+ Expense Reimbursement................... (2.19%) (2.12%)   (2.20%)    (2.83%)
                                           ------- -------   -------    -------
Total Operating Expenses--Net.............  0.95%   1.60%     1.70%      0.70%

Net expenses reflect a voluntary expense limitation by the Adviser, which may be modified or discontinued without notice at the Adviser's discretion.
--------
(1) Broker-dealers and other firms that have entered into dealer agreements with Nuveen ("Authorized Dealers") may charge additional fees for shareholder transactions or for advisory services. Please see their materials for details.
(2) Class R shares are sold only to certain eligible investors. For more detail, see "Purchase of Shares."
(3) The EWC on Class B shares is 3.0% if redeemed within the first year after purchase, 2.5% during the second year, 2.0% during the third year, 1.5% during the fourth year and 1.0% during the fifth year. There is no EWC on Class B shares thereafter.
(4) The EWC on Class C shares is 1.0% if redeemed within the first year of purchase.
(5) Long-term holders of Class B and Class C shares may pay more in distribution fees and EWCs than the economic equivalent of the maximum initial sales charge permitted under the National Association of Securities Dealers Conduct Rules.

(6) The Fund did not borrow money during its last fiscal year, but has the ability to do so as described in this prospectus. Figures below assume the Fund borrows or issues debt in an amount representing 10% of the Fund's total assets (including the proceeds of such borrowing or debt) at a combined interest rate of 5.90% which is based on the Fund's estimate of current market conditions.

                                                 Class A Class B Class C Class R
                                                 ------- ------- ------- -------
   Management Fees..............................  0.83%   0.83%   0.83%   0.83%
   Service Fee..................................  0.25%   0.25%   0.25%     NONE
   Distribution Fee.............................    NONE  0.75%   0.75%     NONE
   Interest Payments on Borrowed Funds..........  0.65%   0.65%   0.65%   0.65%
   Other Operating Expenses.....................  2.35%   2.17%   2.37%   3.06%
                                                 ------- ------- ------- -------
   Total Operating Expenses--Gross++............  4.08%   4.65%   4.85%   4.54%
   ++ Expense Reimbursement .................... (2.41%) (2.33%) (2.42%) (3.11%)
                                                 ------- ------- ------- -------
   Total Operating Expenses--Net................  1.67%   2.32%   2.43%   1.43%

(7) Pursuant to an Investment Management Agreement with the Fund, the Adviser is entitled to receive an investment management fee of .75% of the average daily managed assets of the Fund (including any borrowed funds), with graduated fee reductions based on increased asset levels. See "Management of the Fund."

The purpose of the table above is to help you understand all fees and expenses that you, as a shareholder, would bear directly or indirectly. The expenses shown in the table are based on amounts for the Fund's first year of operations. See "Management of the Fund."

  The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $1,000 in the Fund for the time periods indicated and then either you elect to have the Fund repurchase or not repurchase your shares at the end of the period. The Fund did not borrow money during its last fiscal year and the example does not assume the expenses an investor would pay if the Fund was leveraged. The example assumes that your investment has a 5% return each year and that the Fund's gross operating expenses remain the same. The example should not be considered a representation of future expenses. Your actual costs may be higher or lower.

                                             Repurchase         No Repurchase
                                         ------------------- -------------------
Share Class*                              A    B    C    R    A    B    C    R
------------                             ---- ---- ---- ---- ---- ---- ---- ----
1 Year.................................. $ 32 $ 62 $ 39 $ 36 $ 32 $ 37 $ 39 $ 36
3 Years................................. $ 97 $129 $119 $108 $ 97 $114 $119 $108
5 Years................................. $164 $192 $200 $183 $164 $192 $200 $183
10 Years................................ $345 $373 $412 $380 $345 $373 $412 $380

-------

   *In the event that the Fund does utilize leverage representing 10% of total assets, an investor would pay the following expenses based on the assumptions in the example.

                                             Repurchase         No Repurchase
                                         ------------------- -------------------
   Share Class                            A    B    C    R    A    B    C    R
   -----------                           ---- ---- ---- ---- ---- ---- ---- ----
   1 Year............................... $ 41 $ 71 $ 49 $ 46 $ 41 $ 47 $ 49 $ 46
   3 Years.............................. $124 $155 $146 $137 $124 $140 $146 $137
   5 Years.............................. $209 $235 $243 $230 $209 $235 $243 $230
   10 Years............................. $427 $452 $489 $465 $427 $452 $489 $465

                           FINANCIAL HIGHLIGHTS

  The financial highlights table is intended to help you understand the Fund's financial performance for its past fiscal year. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been audited by KPMG LLP, whose report, along with the Fund's financial statements, are included in the SAI and annual report, which is available upon request.

  Selected data for a share outstanding throughout the period November 29, 1999 (commencement of operations) through May 31, 2000:

Class (Inception Date)

                            Investment Operations    Less Distributions
                            ---------------------    ------------------
                                                       From
                                                     and In
                                    Realized/        Excess
                                   Unrealized            of
                 Beginning     Net    Invest-           Net                Ending
                       Net Invest-       ment       Invest-                   Net  Total
Year Ended May       Asset    ment       Gain          ment Capital         Asset Return
31,                  Value  Income     (Loss) Total  Income   Gains Total   Value    (a)
----------------------------------------------------------------------------------------
Class A (11/99)
     2000         $10.00    $.40      $--     $.40   $(.40)  $--    $(.40) $10.00  4.03%
Class B (11/99)
     2000          10.00     .37      (.01)    .36    (.36)   --     (.36)  10.00  3.69
Class C (11/99)
     2000          10.00     .36       --      .36    (.36)   --     (.36)  10.00  3.62
Class R (11/99)
     2000          10.00     .39       .02     .41    (.41)   --     (.41)  10.00  4.15
----------------------------------------------------------------------------------------
                                 Ratios/Supplemental Data
                 ---------------------------------------------------------
                               Before        After Reimbursement
                            Reimbursement            (b)
                         ------------------- -------------------
                         Ratio of   Ratio of Ratio of   Ratio of
                         Expenses        Net Expenses        Net
                  Ending       to Investment       to Investment
                     Net  Average  Income to  Average  Income to Portfolio
Year Ended May    Assets      Net    Average      Net    Average  Turnover
31,                (000)   Assets Net Assets   Assets Net Assets      Rate
----------------------------------------------------------------------------------------
Class A (11/99)
     2000        $ 2,221   3.14%*    5.66%*     .95%*    7.85%*       6%
Class B (11/99)
     2000         10,489   3.72*     5.16*     1.60*     7.28*        6
Class C (11/99)
     2000         39,341   3.90*     4.92*     1.70*     7.12*        6
Class R (11/99)
     2000         16,532   3.53*     4.85*      .70*     7.68*        6
----------------------------------------------------------------------------------------

* Annualized.

(a) Total returns are calculated on net asset value and are not annualized.

(b) After expense reimbursement and waivers from the investment adviser, where applicable.

                             THE FUND'S INVESTMENTS

Investment Objective and Policies

  The Fund's investment objective is to seek a high level of current income, consistent with preservation of capital. The Fund's investment objective is a fundamental policy of the Fund, meaning that it may be changed only by a vote of a majority of the shareholders of the Fund. See "Description of the Fund-- Fundamental and Non-Fundamental Policies of the Fund." The Fund invests primarily in adjustable-rate, U.S. dollar-denominated, secured Senior Loans. Investment in such adjustable rate instruments is expected to minimize changes in the underlying principal value of the Senior Loans, and therefore the Fund's net asset value, resulting from changes in market interest rates. The Fund's net asset value may, however, fluctuate for other reasons. See "Risks."

  The Borrowers of Senior Loans operate in a variety of industries and geographical regions. The Fund provides individual investors with access to a market normally accessible only to financial institutions and larger corporate or institutional investors. An investment in the Fund may not be appropriate for all investors and should not be considered a complete investment program. There is no assurance that the Fund will achieve its investment objective. You should carefully consider the risks of investing in the Fund including the risks associated with the Fund's use of borrowing and leverage. See "Risks."

  Under normal circumstances, the Fund invests at least 80% of its total assets in adjustable rate, U.S. dollar-denominated, secured Senior Loans. The Fund may invest up to 20% of its total assets in U.S. dollar-denominated Senior Loans of Borrowers that are organized or located in countries outside the United States. The Fund also may invest up to 20% of its total assets, in the aggregate, in:

  . Senior Loans which are not secured by any collateral;

  . other income producing securities such as investment and non-investment grade corporate debt securities, high quality, short-term debt securities with remaining maturities of one year or less and U.S. government securities; and

  . equity securities and warrants acquired in connection with the Fund's investments in Senior Loans.

  If the Adviser determines that market conditions temporarily warrant a defensive investment policy, the Fund may invest, subject to its ability to liquidate its relatively illiquid portfolio of Senior Loans, up to 100% of its assets in cash, cash equivalents and high quality, short-term debt securities.

Certain Characteristics of Senior Loans

  General Description. Senior Loans generally are negotiated between a Borrower and the Lenders represented by one or more Lenders acting as agent ("Agent") of all the Lenders. The Agent is responsible for negotiating the loan agreement ("Loan Agreement") that establishes the terms and conditions of the Senior Loan and the rights of the Borrower and the Lenders. The Agent is paid a fee by the Borrower for its services.

  Rates of Interest. Interest rates on Senior Loans adjust periodically. The interest rates are adjusted based on a base rate plus a premium or spread over the base rate. The base rate usually is:

  . the London Inter-Bank Offered Rate ("LIBOR");

  . the prime rate offered by one or more major United States banks (the
    "Prime Rate"); or

  . the certificate of deposit ("CD") rate or other base lending rates used by commercial lenders.

  LIBOR, as provided for in Loan Agreements, usually is an average of the interest rates quoted by several designated banks as the rates at which they pay interest to major depositors in the London interbank market on U.S. dollar-denominated deposits. The Adviser believes that changes in short-term LIBOR rates are closely related to changes in the Federal Reserve federal funds rate, although the two are not technically linked. The Prime Rate quoted by a major U.S. bank is generally the interest rate at which that bank is willing to lend U.S. dollars to its most creditworthy borrowers, although it may not be the bank's lowest available rate. The CD rate, as provided for in Loan Agreements, usually is the average rate paid on large certificates of deposit traded in the secondary market.

  Interest rates on Senior Loans may adjust daily, monthly, quarterly, semi-annually or annually. The Fund will not invest more than 10% of its total assets in Senior Loans with interest rates that adjust less often than semi-annually. The Fund's portfolio of Senior Loans will at all times have a dollar-weighted average time until the next interest rate adjustment of 90 days or less. The Fund may use interest rate swaps and other investment practices to shorten the effective interest rate adjustment period of Senior Loans. If the Fund does so, it considers the shortened period to be the adjustment period of the Senior Loans. See "Risks--Investment Practices and Special Risks."

  As short term interest rates rise, the Fund's income should increase. As short term interest rates decline, the Fund's income should decrease. The amount of time before the Fund experiences the effects of changing short-term interest rates will depend on the time until the next interest rate adjustment on each Senior Loan in the Fund's portfolio.

  Maturity. The Fund expects that its Senior Loans will have stated maturities ranging from three to ten years, although the Fund has no policy limiting the maturity of the Senior Loans that it purchases. Senior Loans usually have mandatory and optional prepayment provisions. Because of prepayments, the actual remaining maturity of Senior Loans may be considerably less than their stated maturity. The Fund estimates that the actual maturity of the Senior Loans in its portfolio at any given time will be approximately 18-24 months. Because the interest rates on Senior Loans adjust periodically, the Fund and the Adviser believe that reinvestment by the Fund in Senior Loans after prepayment generally should not result in a significant reduction in the interest payable to the Fund.

  Protective Provisions of Senior Loans. Senior Loans generally have the most senior position in a Borrower's capital structure, although some Senior Loans may hold an equal ranking with other senior securities of the Borrower. The capital structure of a Borrower may include Senior Loans, senior and junior subordinated debt (which may include "junk bonds"), preferred stock and common stock issued by the Borrower, typically in descending order of seniority with respect to claims on the Borrower's assets.

  Senior Loans generally are secured by specific collateral, which may include guarantees. In order to borrow money pursuant to collateralized Senior Loans, a Borrower will frequently, for the term of the Senior Loan, pledge as collateral assets such as trademarks, accounts receivable, inventory, buildings, real estate, franchises and common and preferred stock in its subsidiaries. In addition, in the case of some Senior Loans, there may be additional collateral pledged in the form of guarantees or other credit support by and/or securities of affiliates of the Borrowers. In certain instances, a collateralized Senior Loan may be secured only by stock in the Borrower or its subsidiaries. Collateral may consist of assets that may not be readily liquidated, and there is no assurance that the liquidation of such assets would satisfy fully a Borrower's obligations under a Senior Loan. The Fund may invest in Senior Loans which are not secured by any collateral, subject to the limitations set forth under "The Fund's Investments--Investment Objective and Policies." Senior Loans that are not secured by specific collateral generally pose a greater risk of non-payment of interest or loss of principal than do collateralized Senior Loans.

  Loan Agreements may include various restrictive covenants designed to limit the activities of the Borrower in an effort to protect the right of the Lenders to receive timely payments of interest on and repayment of principal of the Senior Loans. Restrictive covenants may include mandatory prepayment provisions arising from excess cash flows and typically include restrictions on dividend payments, specific mandatory minimum financial ratios, limits on total debt and other financial tests. Breach of such covenants, if not waived by the Lenders, is generally an event of default under the applicable Loan Agreement and may give the Lenders the right to accelerate principal and interest payments.

  Borrowers. Borrowers operate in a variety of industries and geographic regions. The Fund does not intend to invest more than 10% of its total assets in Senior Loans of a single Borrower. In addition, the Fund will not invest more than 25% of its total assets in Borrowers that conduct their principal businesses in the same industry.

  Most Senior Loans are made to U.S. Borrowers. The Fund may, however, invest up to 20% of its total assets in Senior Loans made to Borrowers organized or located outside the U.S. These Senior Loans must be U.S. dollar- denominated. Investing in Senior Loans of foreign Borrowers involves special risks. See "Risks--Investment in Foreign Issuers."

  The capital structure of a Borrower may include Senior Loans, senior and junior subordinated debt (which may include "junk bonds"), preferred stock and common stock. Senior Loans typically have the most senior claim on Borrower's assets and common stock the most junior claim. The proceeds of Senior Loans that the Fund purchases usually will be used by Borrowers to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings and, to a lesser extent, for general operating and other purposes.

  The Fund may purchase and retain in its portfolio Senior Loans of Borrowers that have filed for protection under the federal bankruptcy laws or that have had involuntary bankruptcy petitions filed against them by creditors. Because of the protective features of Senior Loans, the Fund and the Adviser believe that Senior Loans of Borrowers that either are experiencing, or are more likely to experience, financial difficulty may represent attractive investment opportunities.

  The Adviser performs its own credit analysis of the Borrower in addition to utilizing information prepared and supplied by an Agent or other Lenders, and does not generally rely on analysis prepared by ratings agencies or other independent parties. When evaluating a Borrower, the Adviser considers many factors, including the Borrower's past and future projected financial performance. The Adviser also considers a Borrower's management, collateral and industry. The Adviser continues to monitor a Borrower on an ongoing basis for so long as the Fund continues to own the Senior Loan. Although the Adviser will use its best judgment in selecting Senior Loans, there can be no assurance that such analysis will disclose factors that may impair the value of a Senior Loan. You should expect the Fund's net asset value to fluctuate as a result of changes in the credit quality of Borrowers and other factors. A serious deterioration in the credit quality of a Borrower could cause a permanent decrease in the Fund's net asset value. See "Risks--Borrower Credit Risk."

  There is no minimum rating or other independent evaluation of a Borrower or its securities limiting the Fund's investments. Although a Senior Loan often is not rated by any rating agency at the time the Fund purchases the Senior Loan, rating agencies have become more active in rating an increasing number of Senior Loans and at any given time a substantial portion of the Senior Loans in the Fund's portfolio may be rated. The lack of a rating does not necessarily imply that a Senior Loan is of lesser investment quality; however, most Senior Loans, when rated, are below investment grade quality. The Adviser generally does not take ratings into account when determining whether to invest in a Senior Loan and does not view ratings as a determinative factor in its investment decisions. There is no limit on the percentage of the Fund's assets that may be invested in Senior Loans that are rated below investment grade or that are unrated but of comparable quality. Investing in Senior Loans involves risk and the Fund attempts to manage these risks through portfolio diversification and ongoing analyses and monitoring of Borrowers.

The Senior Loan Process

  The Fund normally relies on the Agent to collect principal and interest payments on a Senior Loan. Furthermore, the Fund also relies in part on the Agent to monitor compliance by the Borrower with the restrictive covenants in the Loan Agreement and to notify the Fund (or the Lender from who the Fund has purchased a Participation) of any adverse change in the Borrower's financial condition. The Fund will act as a Lender with respect to a syndicated Senior Loan only where the Agent, at the time of the Fund's investment, has outstanding debt or deposit obligations rated investment grade by a rating agency, or where such debt or deposit obligations are unrated, but determined by the Adviser to be of comparable quality. A rating agency's top four major rating categories generally are considered to be investment grade. The lowest tier of investment grade rating is considered to have speculative characteristics. The Fund will not purchase interests in Senior Loans unless the Agent, Lender and any other person positioned between the Fund and the Borrower has entered into an agreement that provides for the holding of assets in safekeeping for, or the prompt disbursement of assets to, the Fund. Insolvency of the Agent or other persons interpositioned between the Fund and the Borrower could result in losses for the Fund. See "Risks."

  The Fund may be required to pay and may receive various fees and commissions in connection with purchasing, selling and holding interests in Senior Loans. The fees normally paid by Borrowers include three primary types:

  .facility fees;

  .commitment fees; and

  .prepayment penalties.

  Facility fees are paid to Lenders when a Senior Loan is originated. Commitment fees are paid to Lenders on an ongoing basis based on the unused portion of a Senior Loan commitment. Lenders may receive prepayment penalties when a Borrower prepays a Senior Loan.

  The Fund receives these fees directly from the Borrower if the Fund is an Original Lender (as defined below) or, in the case of commitment fees and prepayment penalties, if the Fund acquires an Assignment. Whether the

Fund receives a facility fee in the case of an Assignment, or any fees in the case of a Participation, depends on negotiations between the Fund and the Lender selling such interests. When the Fund buys an Assignment, it may be required to pay a fee, or forgo a portion of interest and fees payable to it, to the Lender selling the Assignment. Occasionally, the assignor pays a fee to the assignee. A person selling a Participation to the Fund may deduct a portion of the interest and any fees payable to the Fund as an administrative fee. The Fund may be required to pass along to a person that buys a Senior Loan from the Fund a portion of any fees that the Fund is entitled to. Fees that the Fund occasionally may receive may enhance the Fund's income.

Types of Senior Loan Investments

  The Fund may:

  .act as one of the group of Lenders originating a Senior Loan (an "Original
   Lender");

  .act as an Agent;

  .purchase Assignments of portions of Senior Loans from third parties; and

  .invest in Participations in Senior Loans.

  Senior Loans may also include certain foreign debt obligations that are in the form of notes rather than Loan Agreements. All of these interests in Senior Loans are sometimes referred to simply as Senior Loans.

  The Fund as Original Lender. When the Fund acts as an Original Lender it may participate in structuring the Senior Loan. The Fund will not act as sole Agent or sole principal negotiator of a Senior Loan. When the Fund is a member of the originating syndicate group for a Senior Loan, it may share in a fee paid to the Original Lenders. As an Original Lender it will have a direct contractual relationship with the Borrower, may enforce the Borrower's compliance with the terms of the Loan Agreement and may have rights with respect to any funds acquired by other Lenders through set-off. Lenders have full voting and consent rights under the applicable Loan Agreement. Action by Lender vote or consent may require approval of a specified percentage of Lenders, or in some cases, unanimous consent of the Lenders.

  The Fund as Agent. Acting in the capacity of an Agent in a Senior Loan may subject the Fund to certain risks in addition to those associated with the Fund's current role as a Lender. In consideration of such risks, the Fund will invest no more than 20% of its total assets in Senior Loans in which it acts as an Agent or co-Agent and the size of any individual loan will not exceed 5% of the Fund's total assets. The Fund's ability to receive fee income may also be constrained by certain requirements for qualifying as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code"). The Fund intends to comply with those requirements and may limit its investments in Senior Loans in which it acts as Agent in order to do so.

  Assignments. If the Fund buys an Assignment from a Lender, the Fund typically will succeed to all the rights and obligations under the Loan Agreement of the assigning Lender and become a Lender under the Loan Agreement. Assignments may, however, be arranged through private negotiations, and the rights and obligations acquired by the purchaser of an Assignment may differ from, and be more limited than, those held by the assigning Lender.

  Participations. When the Fund purchases a Participation in a Senior Loan, the Fund will usually have a contractual relationship only with the Lender selling the Participation and not with the Borrower. The Fund may only have the right to receive payments of principal, interest and any fees to which it is entitled from the Lender selling the Participation and only upon receipt by the Lender of such payments from the Borrower. As a result, the Fund may assume the credit risk of both the Borrower and the Lender selling the Participation. In the event of insolvency of the Lender selling a Participation, the Fund may be treated as a general creditor of the Lender. After the period of initial investment, the Fund does not currently intend to invest more than 20% of its total assets in Participations.

  The Fund has taken the following measures in an effort to minimize risks from investing in Participations. The Fund will only acquire a Participation if the Lender selling the Participation, and any other persons interpositioned between the Fund and the Lender, (i) at the time of investment has outstanding debt or deposit obligations rated investment grade by Standard & Poor's Corporation ("S&P"), by Moody's Investor Service, Inc. ("Moody's") or by Fitch IBCA, Inc. ("Fitch")) or has debt obligations that are unrated by S&P, Moody's and Fitch and determined by the Adviser to be of comparable quality and (ii) has entered into an agreement which provides for the holding of assets in safekeeping for, or the prompt disbursement of assets to, the Fund.

  The selling Lenders and other persons interpositioned between such Lenders and the Fund with respect to such Participations will likely conduct their principal business activities in the banking, finance and financial services industries. Although, as discussed above, the Fund will take measures which it believes reduce its exposure to any risks incident to this practice, the Fund may be more susceptible than an investment company without such a practice to any single economic, political or regulatory occurrence affecting such industries. Persons engaged in such industries may be more susceptible than are persons engaged in some other industry to, among other things, fluctuations in interest rates, changes in the Federal Open Market Committee's monetary policy, governmental regulations concerning such industries and capital raising activities generally and fluctuations in the financial market generally.

  When the Fund holds a Participation in a Senior Loan, the Fund generally will not have the right to enforce compliance by the Borrower with the Loan Agreement, nor rights to any funds acquired by other Lenders through set-off against the Borrower. In addition, the Fund may not have the right to vote on whether to waive enforcement of any restrictive covenant breached by a Borrower. Lenders voting in connection with a potential waiver of a restrictive covenant may have interests different from those of the Fund and may not consider the interests of the Fund. The Fund may not benefit directly from the collateral supporting a Senior Loan in which it has purchased the Participation, although Lenders that sell Participations generally are required to distribute liquidation proceeds received by them pro rata among the holders of such Participations. For purposes of the Fund's policy of investing at least 80% of its total assets in secured Senior Loans, a Participation in a Senior Loan will be deemed to be secured if the underlying Senior Loan is secured.

  Role of Agent. On behalf of the several Lenders, an Agent generally will be required to administer and manage the Senior Loan and, with respect to collateralized Senior Loans, to service or monitor the collateral. In this connection, the valuation of assets pledged as collateral will reflect market value and the Agent may rely on independent appraisals as to the value of specific collateral. The Agent, however, may not obtain an independent appraisal as to the value of assets pledged as collateral in all cases. The Fund normally relies primarily on the Agent (where the Fund is an Original Lender or owns as Assignment) or the selling Lender (where the Fund owns a Participation) to collect principal or and interest on a Senior Loan. Furthermore, the Fund usually relies on the Agent (where the Fund is an Original Lender or owns an Assignment) or the selling Lender (where the Fund owns a Participation) to monitor compliance by the Borrower with the restrictive covenants in the Loan Agreement and notify the Fund of any adverse change in the Borrower's financial condition or any declaration of insolvency.

  Loan Agreements may provide for the termination of the Agent's agency status in the event that it fails to act as required under the relevant Loan Agreement, becomes insolvent, enters FDIC receivership or, if not FDIC insured, enters into bankruptcy. Should such an Agent, Lender or assignor with respect to an Assignment interpositioned between the Fund and the Borrower become insolvent or enter FDIC receivership or bankruptcy, any interest in the Senior Loan of such person and any loan payment held by such person for the benefit of the Fund should not be included in such person's or entity's bankruptcy estate. If, however, any such amount were included in such person's or entity's bankruptcy estate, the Fund would incur certain costs and delays in realizing payment or could suffer a loss of principal or interest. In such event, the Fund could experience a decrease in net asset value.

  Prepayments. Pursuant to the relevant Loan Agreement, a Borrower may be required in certain circumstances, and may have the option at any time, to prepay the principal amount of a Senior Loan, often without incurring a prepayment penalty. Because the interest rates on Senior Loans are periodically redetermined at relatively short intervals, the Fund and the Adviser believe that the prepayment of, and subsequent reinvestment by the Fund in, Senior Loans will not have a materially adverse impact on the yield on the Fund's portfolio and may have a beneficial impact on income due to receipt of prepayment penalties, if any, and any facility fees earned in connection with reinvestment.

  Commitments to Make Additional Loans. A Lender may have certain obligations pursuant to a Loan Agreement, which may include the obligation to make additional loans in certain circumstances. The Fund currently intends to reserve against such contingent obligations by segregating a sufficient amount of cash, liquid securities and liquid Senior Loans as a reserve against such commitments. The Fund will not purchase interests in Senior Loans that would require the Fund to make any such additional loans if such additional loan commitments in the aggregate would exceed 20% of the Fund's total assets or would cause the Fund to fail to meet the diversification requirements set forth under the heading "Investment Restrictions" in the Statement of Additional Information.

Warrants, Equity Securities and Junior Debt; Short-Term Debt Securities

  The Fund may acquire equity securities and warrants issued by a Borrower or its affiliates as part of a package of investments in the Borrower or its affiliates issued in connection with a Senior Loan of the Borrower. The Fund also may convert a warrant so acquired into the underlying security. The Fund may acquire junior debt securities as part of a package of investments in the Borrower or its affiliates issued in connection with a Senior Loan of the Borrower, and may invest separately up to 5% of its total assets in junior debt securities. The Fund generally will acquire interests in warrants, equity and junior bonds or other debt securities only when the Adviser believes that the value the Fund gives in exchange for such interests is substantially outweighed by their potential value. The Fund's investments in warrants, equity securities and junior debt securities are subject to the limitations set forth under "The Fund's Investments--Investment Objective and Policies." See "Risks--Warrants, Equity Securities and Junior Debt."

  The Fund may invest in high quality, short-term debt securities with remaining maturities of one year or less. These may include commercial paper rated at least in the top two rating categories by S&P, Moody's or Fitch, or unrated commercial paper considered by the Adviser to be of similar quality; interests in short-term loans of Borrowers having short-term debt obligations rated, or a short-term credit rating, at least in such top two rating categories, or having no rating but determined by the Adviser to be of comparable quality; certificates of deposit and bankers' acceptances; and securities issued or guaranteed by the U.S. government, its agencies or instrumentalities. These securities may pay interest at adjustable rates or at fixed rates. The Fund's investments in high quality, short-term debt securities are subject to the limitations set forth under "The Fund's Investments-- Investment Objective and Policies." In spite of those limitations or if the Adviser determines that market conditions temporarily warrant a defensive investment policy, the Fund may invest, subject to its ability to liquidate its relatively illiquid portfolio of Senior Loans, up to 100% of its assets in cash, cash equivalents and high quality, short-term debt securities.

Structured Notes

  The Fund may invest up to 10% of its total assets in structured notes, which are privately negotiated debt obligations with rates of return determined by reference to the total rate of return on one or more Senior Loans referenced in such notes. The rate of return on the structured note may be determined by applying a multiplier to the rate of total return on the referenced loan or loans. Application of a multiplier is comparable to the use of financial leverage, a speculative technique. Leverage magnifies the potential for gain and the risk of loss; as a result, a relatively small decline in the value of a referenced Senior Loan could result in a relatively large loss in the value of a structured note.

Borrowing and Leverage

  The Fund generally holds a portion of its portfolio in cash or short-term cash equivalents as a result of anticipated Senior Loan funding needs, the prepayment of Senior Loans and in order to meet share repurchases. Consequently, under normal market conditions the Fund's earnings per share is lower than if the Fund were fully invested in Senior Loans. To offset this reduction of earnings, the Fund may periodically borrow money (either directly from banks or by issuing debt), and will invest the proceeds in Senior Loans. To the extent that these additional Senior Loan investments effectively "offset" the cash or short-term cash equivalents, the borrowing serves as a cash management tool that will enable the Fund to effectively be fully invested in Senior Loans. To the extent the Fund borrows more money than it has cash or short-term cash equivalents and invests the proceeds in Senior Loans, the Fund will create financial leverage. It will do so only when it expects to be able to invest the proceeds at a higher rate of return than its cost of borrowing. There is no assurance that the Fund's use of financial leverage will be successful.

  The Fund will limit any borrowing (or debt issuance) for either cash management or financial leverage purposes to approximately 10% of its net assets.

Interest Rate and Other Hedging Transactions

  The Fund may enter into various interest rate hedging and risk management transactions (such as interest rate swaps or interest rate caps or floors). Certain of these interest rate hedging and risk management transactions involve derivative instruments. A derivative is a financial instrument whose performance is derived at least in part from the performance of an underlying index, security or asset. The values of certain derivatives can be affected dramatically by even small market movements, sometimes in ways that are difficult to predict.

There are many different types of derivatives, with many different uses.

  . The Fund expects to enter into these transactions primarily to seek to preserve a return on a particular investment or portion of its portfolio, and may also enter into such transactions to seek to protect against decreases in the anticipated rate of return on floating or variable rate financial instruments the Fund owns or anticipates purchasing at a later date, or for other risk management strategies such as managing the effective dollar-weighted average duration for the Fund's portfolio.

  . The Fund also may engage in hedging transactions to seek to protect the value of its portfolio against declines in net asset value resulting from changes in interest rates, credit conditions or other market changes.

  . The Fund does not intend to engage in such transactions to enhance the yield on it portfolio or to increase income available for distributions.

  Market conditions will determine whether and in what circumstances the Fund will employ hedging and risk management techniques. The successful utilization of hedging and risk management transactions requires skills different from those needed in the selection of the Fund's portfolio securities. The Fund believes that the Adviser possesses the skills necessary for the successful utilization of hedging and risk management transactions. The Fund will incur brokerage and other costs in connection with its hedging transactions. For more information about the risks associated with derivative transactions, see the Statement of Additional Information under "Additional Information About the Fund's Investments--Interest Rate and Other Hedging Transactions."

Lending of Portfolio Holdings

  The Fund may seek to increase its income by lending financial instruments in its portfolio in accordance with present regulatory policies, including those of the Board of Governors of the Federal Reserve System and the SEC. Such loans may be made, without limit, to brokers, dealers, banks or other recognized institutional borrowers of financial instruments and would be required to be secured continuously by collateral, including cash, cash equivalents or U.S. Treasury bills maintained on a current basis at an amount at least equal to the market value of the financial instruments loaned. The Fund would have the right to call a loan and obtain the financial instruments loaned at any time on five days' notice. For the duration of a loan, the Fund would continue to receive the equivalent of the interest paid by the issuer on the financial instruments loaned and also may receive compensation from the investment of the collateral.

  The Fund would not have the right to vote any financial instruments having voting rights during the existence of the loan, but the Fund could call the loan in anticipation of an important vote to be taken among holders of the financial instruments or in anticipation of the giving or withholding of their consent on a material matter affecting the financial instruments. As with other extensions of credit, risks of delay in recovery or even loss of rights in the collateral exist should the borrower of the financial instruments fail financially. However, the loans would be made only to firms deemed by the Adviser to be creditworthy and when, in the judgment of the Adviser, the consideration which can be earned currently from loans of this type justifies the attendant risk. The creditworthiness of firms to which the Fund lends its portfolio holdings will be monitored on an ongoing basis by the Adviser. No specific limitation exists as to the percentage of the Fund's assets which the Fund may lend.

"When Issued" and "Delayed Delivery" Transactions

  The Fund may also purchase and sell interests in Senior Loans and other portfolio securities on a "when issued" and "delayed delivery" basis. No income accrues to the Fund on such interests or securities in connection with such purchase transactions prior to the date the Fund actually takes delivery of such interests or securities:

  . These transactions are subject to market fluctuation; the value of the interests in Senior Loans and other portfolio debt securities at delivery may be more or less than their purchase price, and yields generally available on such interests or securities when delivery occurs may be higher or lower than yields on the interests or securities obtained pursuant to such transactions.

  . Because the Fund relies on the buyer or seller, as the case may be, to consummate the transaction, failure by the other party to complete the transaction may result in the Fund missing the opportunity of obtaining a price or yield considered to be advantageous. When the Fund is the buyer in such a transaction, however, it will maintain, in a segregated account with its custodian, cash or liquid securities having an aggregate value equal to the amount of such purchase commitments until payment is made.

  The Fund makes commitments to purchase such interests or securities on such basis only with the intention of actually acquiring these interests or securities, but the Fund may sell such interests or securities prior to the settlement date if such sale is considered to be advisable. To the extent the Fund engages in "when issued" and "delayed delivery" transactions, it does so for the purpose of acquiring interests or securities for the Fund's portfolio consistent with the Fund's investment objective and policies and not for the purpose of investment leverage. No specific limitation exists as to the percentage of the Fund's assets which may be used to acquire securities on a "when issued" or "delayed delivery" basis.

Repurchase Agreements

  The Fund may enter into repurchase agreements (a purchase of, and a simultaneous commitment to resell, a financial instrument at an agreed upon price on an agreed upon date) only with member banks of the Federal Reserve System and member firms of the New York Stock Exchange. When participating in repurchase agreements, the Fund buys securities from a vendor, e.g., a bank or brokerage firm, with the agreement that the vendor will repurchase the securities at a higher price at a later date. Such transactions afford an opportunity for the Fund to earn a return on available cash at minimal market risk, although the Fund may be subject to various delays and risks of loss if the vendor is unable to meet its obligation to repurchase. Under the 1940 Act, repurchase agreements are deemed to be collateralized loans of money by the Fund to the seller. In evaluating whether to enter into a repurchase agreement, the Adviser will consider carefully the creditworthiness of the vendor. If the member bank or member firm that is the party to the repurchase agreement petitions for bankruptcy or otherwise becomes subject to the U.S. Bankruptcy Code, the Fund might experience delays in recovering its cash. The securities underlying a repurchase agreement will be marked to market every business day so that the value of the collateral is at least equal to the value of the loan, including the accrued interest thereon, and the Adviser will monitor the value of the collateral. No specific limitation exists to the percentage of the Fund's assets which may be used to participate in repurchase agreements.

Reverse Repurchase Agreements

  The Fund may enter into reverse repurchase agreements with respect to debt obligations which could otherwise be sold by the Fund. A reverse repurchase agreement is an instrument under which the Fund sells an underlying debt instrument and simultaneously obtains the commitment of the purchaser (a commercial bank or a broker or dealer) to sell the security back to the Fund at an agreed-upon price and date. The Fund will maintain in a segregated account with its custodian cash or liquid securities in an amount sufficient to cover its obligations with respect to reverse repurchase agreements. The Fund receives payment for such securities only upon physical delivery or evidence of book entry transfer by its custodian. An additional risk is that the market value of securities sold by the Fund under a reverse repurchase agreement could decline below the price at which the Fund is obligated to repurchase them. Reverse repurchase agreements could involve certain risks in the event of default or insolvency of the other party, including possible delays or restrictions upon the Fund's ability to dispose of the underlying securities. Reverse repurchase agreements will be considered borrowings by the Fund and as such would be subject to the restrictions on borrowing described in the Statement of Additional Information under "Investment Restrictions." The Fund will not hold more than 5% of the value of its total assets in reverse repurchase agreements.

                                     RISKS

Borrower Credit Risk

  Senior Loans, like most other debt obligations, are subject to the risk of default. Default in the payment of interest or principal on a Senior Loan results in a reduction in income to the Fund, a reduction in the value of the Senior Loan and a decrease in the Fund's net asset value. The risk of default increases in the event of an economic downturn or a substantial increase in interest rates. An increased risk of default could result in a decline in the value of Senior Loans and in the Fund's net asset value.

  The Fund may acquire Senior Loans of Borrowers that are experiencing, or are more likely to experience, financial difficulty, including Senior Loans of Borrowers that have filed for bankruptcy protection. Borrowers may have Senior Loans or other outstanding debt obligations that are rated below investment grade or that are unrated but of comparable quality to such securities. Debt securities rated below investment grade are viewed by the rating agencies as speculative and are commonly known as "junk bonds."

  Senior Loans may not be rated at the time that the Fund purchases them. However, rating agencies (including, but not limited to, Moody's, S&P and Fitch) have begun rating Senior Loans. If a Senior Loan is rated at the time of purchase, the Adviser may consider the rating when evaluating the Senior Loan but, in any event, the Adviser does not view ratings as a determinative factor in investment decisions. As a result, the Fund is more dependant on the Adviser's credit analysis abilities. Because of the protective terms of most Senior Loans, the Adviser believes that the Fund is more likely to recover more of its investment in a defaulted Senior Loan than would be the case for most other types of defaulted debt securities. The values of Senior Loans of Borrowers that have filed for bankruptcy protection or that are experiencing payment difficulty will reflect, among other things, the Adviser's assessment of the likelihood that the Fund ultimately will receive repayment of the principal amount of such Senior Loans, the likely duration, if any, of a lapse in the scheduled payment of interest and repayment of principal and prevailing interest rates.

  In the case of collateralized Senior Loans, there is no assurance that sale of the collateral would raise enough cash to satisfy the Borrower's payment obligation or that the collateral can or will be liquidated. In the event of bankruptcy, liquidation may not occur and the court may not give Lenders the full benefit of their senior positions. If the terms of a Senior Loan do not require the Borrower to pledge additional collateral in the event of a decline in the value of the original collateral, the Fund will be exposed to the risk that the value of the collateral will not at all times equal or exceed the amount of the Borrower's obligations under the Senior Loan. To the extent that a Senior Loan is collateralized by stock in the Borrower or its subsidiaries, such stock may lose all of its value in the event of bankruptcy of the Borrower. Uncollateralized Senior Loans involve a greater risk of loss. Some Senior Loans in which the Fund may invest are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate such Senior Loans to presently existing or future indebtedness of the Borrower or take other action detrimental to the holders of Senior Loans, such as the Fund, including, under certain circumstances, invalidating such Senior Loans. Lenders commonly have certain obligations pursuant to the Loan Agreement, which may include the obligation to make additional loans or release collateral in certain circumstances.

Senior Loans

  Senior Loans in which the Fund invests:

  .generally are of below investment grade credit quality;

  .may be unrated at the time of investment;

  .generally are not registered with the SEC or any state securities commission; and

  .generally are not listed on any securities exchange.

  The Fund generally has access to financial and other information made available to Lenders in connection with Senior Loans. The amount of public information available on Senior Loans generally will be less extensive than that available for other types of assets. As a result, the Fund is more dependant on the analytical abilities of the Adviser.

  No reliable, active trading market currently exists for many Senior Loans, although a secondary market for certain Senior Loans has developed over the past several years. Senior Loans are thus relatively illiquid. Liquidity relates to the ability of the Fund to sell an investment in a timely manner at a price approximately equal to its value on the Fund's books. The illiquidity of Senior Loans may impair the Fund's ability to realize the full value of its assets in the event of a voluntary or involuntary liquidation of such assets. Because of the lack of an active trading market, illiquid securities are also difficult to value and prices provided by external pricing services may not reflect the true value of the securities. However, many Senior Loans are of a large principal amount and are held by a large number of financial institutions. In the Adviser's opinion, this should enhance their liquidity. In addition, in recent years the number of institutional investors purchasing Senior Loans has increased. The risks of illiquidity are particularly important when the Fund's operations require cash, and may in certain circumstances require that the Fund borrow to meet short-term cash requirements. To the extent that a secondary market does exist for certain Senior Loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The Fund has no limitation on the amount of its assets that may be invested in securities that are not readily marketable or that are subject to restrictions on resale (except as noted elsewhere herein). The substantial portion of the Fund's assets invested in Senior Loans may restrict the ability of the Fund to dispose of its investments in a timely fashion and at a fair price, and could result in capital losses to the Fund and holders of its shares. The market for Senior Loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. This could result in increased volatility in the market and in the Fund's net asset value.

  If legislation or state or federal regulators impose additional requirements or restrictions on the ability of financial institutions to make loans that are considered highly leveraged transactions, the availability of Senior Loans for investment by the Fund may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain Borrowers. This would increase the risk of default. If legislation or federal or state regulators require financial institutions to dispose of Senior Loans that are considered highly leveraged transactions or subject such Senior Loans to increased regulatory scrutiny, financial institutions may determine to sell such Senior Loans. Such sales could result in depressed prices. If the Fund attempts to sell a Senior Loan at a time when a financial institution is engaging in such a sale, the price the Fund could get for the Senior Loan may be adversely affected.

  Acting in the capacity of an Agent in a Senior Loan may subject the Fund to certain risks in addition to those associated with the Fund's current role as a Lender. Should an Agent or a Lender positioned between the Fund and a Borrower become insolvent or enter FDIC receivership or bankruptcy, where the Fund is an Original Lender or has purchased an Assignment, any interest of such person in the Senior Loan and in any loan payment held by such person for the benefit of the Fund should not be included in the person's estate. If, however, these items are included in their estate, the Fund would incur costs and delays in realizing payment and could suffer a loss of principal or interest.

  Some Senior Loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the Senior Loans to presently existing or future indebtedness of the Borrower or take other action detrimental to Lenders. Such court action could under certain circumstances include invalidation of Senior Loans. Any Lender, which could include the Fund, is subject to the risk that a court could find the Lender liable for damages in a claim by a Borrower arising under the common laws of tort or contracts or anti-fraud provisions of certain securities laws for actions taken or omitted to be taken by the Lenders under the relevant terms of a Loan Agreement or in connection with actions with respect to the collateral underlying the Senior Loan.

Participations

  A Lender selling a Participation and other persons interpositioned between the Lender and the Fund with respect to Participations will likely conduct their principal business activities in the banking, finance and financial services industries. The Fund does not currently intend to invest more than 20% of its total assets in such Participations. To the extent the Fund invests in Participations, the Fund may be more susceptible than a fund without such a policy to any single economic, political or regulatory occurrence affecting such industries. The Fund has taken measures which it believes reduce its exposure to such risks but no assurances can be given as to their effectiveness.

Investment in Foreign Borrowers

  Investment in foreign Borrowers involves special risks, including that foreign Borrowers may be subject to:

  . less rigorous regulatory requirements and accounting and reporting requirements than U.S. Borrowers;

  . differing legal systems and laws relating to creditors' rights;

  . the potential inability to enforce legal judgments;

  . economic adversity that would result if the value of the Borrower's non-
    U.S. dollar-denominated revenues and assets were to fall (in U.S. dollar-denominated terms) because of fluctuations in currency values; and

  . the potential for political, social and economic adversity in the foreign
    Borrower's country.

High Yield/High Risk Securities

  The Fund may invest up to 100% of its assets in Senior Loans and other securities that are rated below investment grade, or that are unrated but determined by the Adviser to be below investment grade quality. Securities that are rated below investment grade quality are commonly known as "high-yield/high risk" or "junk" bonds. Junk bonds, while generally offering higher yields than investment grade securities with similar maturities and features, involve greater risks, including the possibility of default or bankruptcy. They are regarded as predominantly speculative with respect to the issuer's capacity to pay interest and repay principal. The price volatility of these securities due to factors such as interest rate sensitivity, market perception of the creditworthiness of the issuer and general market liquidity is likely to result in increased fluctuation in the Fund's net asset value, particularly in response to economic downturns. See "Additional Information About the Fund's Investments" in the Statement of Additional Information.

Borrowing and Leverage

  Under the requirements of the 1940 Act, the value of the Fund's total assets, less all liabilities and indebtedness of the Fund not represented by senior securities, must be at least equal, immediately after any borrowing or debt issuance, to 300% of the aggregate value of borrowings represented by senior securities. The Fund's inability to make distributions as a result of these requirements could cause the Fund to fail to qualify as a regulated investment company and/or subject to the Fund to income or excise taxes. The rights of any of the Fund's lenders or creditors to receive interest and principal payments will be senior to those of the holders of the Fund's shares. The Fund may be required to dispose of portfolio investments on unfavorable terms if market fluctuations or other factors reduce the required asset coverage to less than the prescribed amount. The Fund may be required to maintain minimum average balances in connection with borrowings or to pay a commitment or other fee to maintain a line of credit; either of these requirements will increase the cost of borrowing over the stated interest rate. Any such borrowing or debt issuance is a speculative technique in that it will increase the Fund's exposure to capital risk. The Fund may also borrow for temporary, extraordinary or emergency purposes.

Warrants, Equity Securities and Junior Debt

  Investments in warrants, equity and junior debt securities entail certain risks in addition to those associated with investments in Senior Loans. The value of these securities may be affected more rapidly, and to a greater extent, by company-specific developments and general market conditions. These risks may increase fluctuations in the Fund's net asset value. The Fund may frequently possess material non-public information about a Borrower as a result of its ownership of a Senior Loan of such Borrower. Because of prohibitions on trading in securities of issuers while in possession of such information the Fund might be unable to enter into a transaction in a security of such a Borrower when it would otherwise be advantageous to do so.

Investment Practices and Special Risks

  The Fund may use interest rate and other hedging transactions, lend portfolio holdings, purchase and sell Senior Loans and other securities on a "when issued" or "delayed deliver" basis, and use repurchase and reverse repurchase agreements. These investment practices involve risks. The values of certain derivatives can be affected dramatically by even small market movements, sometimes in ways that are difficult to predict. The successful utilization of hedging and risk management transactions requires skills different from those needed in the selection of the Fund's portfolio securities. Although the Adviser believes that these investment practices may aid the Fund in achieving its investment objective, there is no assurance that these practices will achieve this result. If these transactions are not successful, they may result in losses.

Interest Rate Fluctuations

  When interest rates decline, the value of a portfolio invested in fixed-rate obligations can be expected to rise. Conversely, when interest rates rise, the value of a portfolio invested in fixed-rate obligations can be expected to decline. Although the Fund's net asset value varies, the Adviser expects the Fund's policy of acquiring primarily interests in adjustable rate Senior Loans to minimize fluctuations in net asset value resulting from changes in market interest rates. However, because floating or adjustable rates on Senior Loans only reset periodically, changes in prevailing interest rates can be expected to cause some fluctuations in the Fund's net asset value. Similarly, a sudden and significant increase in market interest rates may cause a decline in the Fund's net asset value.

  Income Risk. The Fund invests primarily in Senior Loans whose interest rates reset frequently. If market interest rates fall, these interest rates will be reset at lower levels, reducing the Fund's income and in turn, dividends paid to shareholders.

  Net Asset Value Fluctuations. Senior Loans are relatively illiquid and are generally more difficult to value than liquid securities. In determining net asset value, the Fund will utilize the valuations of Senior Loans furnished by one or more independent third-party pricing services. If a pricing service provider does not provide a value for a Senior Loan or if no pricing service provider is then acting as such for the Fund, a value will be determined by the Adviser. To the extent that an active secondary trading market in Senior Loan interests develops to a reliable degree, a pricing service provider may rely to a greater extent on market prices and quotations in valuing Senior Loans. The Fund purchases Senior Loans primarily to seek to achieve its investment objective of high current income, consistent with preservation of capital, and does not anticipate that it will actively trade Senior Loans. The development of an active trading market in Senior Loans may, however, result in fluctuations in the market prices for Senior Loans and increased fluctuations in the Fund's net asset value. Although the Fund's policy of acquiring interests in adjustable rate Senior Loans is intended to minimize fluctuations in net asset value resulting from changes in market interest rates, the Fund's net asset value will fluctuate.

Non-Diversification

  The Fund is a "non-diversified" investment company. This means that it may invest more than 5% of the value of its assets in the obligations of any single issuer, including Senior Loans of a single Borrower and Participations purchased from a single Lender. However, the Fund does not intend to invest more than 10% of the value of its assets in Senior Loans of a single Borrower. If the Fund invests a relatively high percentage of its assets in obligations of a limited number of issuers, the Fund will be more at risk to any single corporate, economic, political or regulatory event that impacts one or more of those issuers. In addition, the Fund must satisfy certain asset diversification rules to qualify as a regulated investment company for federal income tax purposes.

No Trading Market for Fund Shares

  The Fund is designed for long-term investors. The Fund's shares are not listed and the Fund does not intend to list its shares for trading on any securities exchange or automated quotation system. There is no secondary trading market in Fund shares and no secondary market is expected to develop. Fund shares are illiquid. Although the Fund makes repurchases, there is no guarantee that you will be able to resell to the Fund all of the Fund shares that you desire to sell at any particular time.



                               PURCHASE OF SHARES

  You can choose from four classes of fund shares, each with a different combination of sales charges, fees, eligibility requirements and other features. Your financial advisor can help you determine which class is best for you.

How to Choose a Share Class

  In deciding whether to purchase Class A, Class B, Class C or Class R shares, you should consider:

    . the amount of your purchase;

    . how long you expect to hold the shares;

    . whether an EWC would apply upon redemption;

    . the amount of any distribution or service fees that you may incur while you own the shares; and

    . whether you will be reinvesting income or capital gain distributions in additional shares.

  For a summary of the charges and expenses for each class, please see "Fund Expenses."

  You may purchase shares through any broker-dealer that is an Authorized Dealer. You must make a minimum investment of $3,000 per share class ($1,000 for a Traditional/Roth IRA account; $500 for an Education IRA account; and $50 through systematic investment plan accounts) and make additional investments at any time with as little as $50. These minimum amounts may be changed at any time in the Fund's discretion. If you buy Fund shares through your broker-dealer, that broker-dealer will place your order with Nuveen on your behalf.

Class A Shares

  You can buy Class A shares at net asset value per share only upon conversion of your Class B shares, through an exchange of Class A shares of certain Nuveen mutual funds, by reinvesting distributions from any Nuveen Defined Portfolio, or under certain other limited circumstances. Class A shares involve lower maximum expenses than Class B or Class C shares. Class A shares are also subject to a service fee of 0.25%, of the average daily net assets which compensates your financial advisor for providing ongoing services to you. See the Statement of Additional Information for details of Class A share purchases.

Class B Shares

  You can buy Class B shares at the net asset value per share without any initial sales charge so that the full amount of your purchase is invested in the Fund. However, you will pay a distribution fee of up to 0.75% (currently 0.65% as a result of a voluntary expense limitation--see "Fund Expenses") of average daily net assets and a service fee of 0.25% of average daily net assets. The service fee compensates your financial advisor for providing ongoing services to you. The distribution fee compensates Nuveen for paying your financial advisor a 3.00% sales commission at the time of your purchase, which includes an advance of the first year's service fee. If you sell your shares within five years of purchase, you normally will have to pay an EWC based on either your purchase price or what you sell your shares for, whichever amount is lower, according to the following schedule. You do not pay an EWC on any Class B shares you purchase by reinvesting dividends.

      Years Since Purchase........................ 0-1  1-2  2-3  3-4  4-5   5+
      EWC......................................... 3.0% 2.5% 2.0% 1.5% 1.0% 0.0%

  Class B shares automatically convert to Class A shares six years after you buy them so that the distribution fees you pay over the life of your investment are limited. You will continue to pay a service fee on any converted Class B shares.

Class C Shares

  You can buy Class C shares at the net asset value per share without any initial sales charge so that the full amount of your purchase is invested in the Fund. However, you will pay a distribution fee of 0.75% of average daily net assets and a service fee of 0.25% of average daily net assets. The annual service fee compensates your financial advisor for providing ongoing service to you. The distribution fee reimburses Nuveen for paying your financial advisor an ongoing sales commission. Nuveen advances the first year's service and distribution fees. If you sell your shares within 12 months of purchase, you normally will have to pay a 1% EWC based on either your purchase price or what you sell your shares for, whichever amount is lower.

Class R Shares

  Under limited circumstances, you may purchase Class R shares at the net asset value on the day of purchase. Class R shares are sold exclusively to certain "eligible" investors, including (i) certain employees and directors of Nuveen and its affiliates; (ii) employees of Authorized Dealers; (iii) bank trust departments; (iv) investors exchanging from Class R shares of another Nuveen fund; (v) any officer, director or bona fide employee of any investment advisory partner of Nuveen, that provides sub-advisory services for a Nuveen product, or their immediate family members; and (vi) other individuals described in the SAI. Class R shares also may be purchased through registered investment advisors, certified financial planners and registered broker-dealers who charge asset-based or comprehensive "wrap" fees for their services. The Fund reserves the right to change who it deems is an eligible investor for purposes of acquiring Class R shares. You or your financial advisor must notify Nuveen at the time of each purchase if you are eligible to purchase Class R shares. Class R shares are not subject to sales charges or ongoing service or distribution fees. Class R shares have lower ongoing expenses than the other classes.

No Trading Market for Fund Shares

  The Fund is designed for long-term investors. The Fund has not listed and does not intend to list its shares for trading on any securities exchange or automated quotation system. There is no secondary trading market in Fund shares and no secondary market is expected to develop. Fund shares are illiquid. Although the Fund makes repurchases, there is no guarantee that you will be able to resell to the Fund all of the Fund shares that you desire to sell at any particular time.

Systematic Investing

  Systematic investing allows you to make regular investments through automatic deductions from your bank account or directly from your paycheck. The minimum automatic deduction is $50 per month. There is no charge to participate in the Fund's systematic investment plan. You can stop the deductions at any time by notifying the Fund in writing. To participate in systematic investing simply complete the appropriate section of the account application form or submit an Account Update Form.

  From Your Bank Account

  You can make regular investments of $50 or more per month by authorizing us to draw preauthorized checks on your bank account. You can stop the withdrawals at any time. There is no charge for this plan.

  From Your Paycheck

  You can, with your employer's consent, make regular investments of $25 or more per pay period (meeting the monthly minimum of $50) by authorizing your employer to deduct this amount automatically from your paycheck. You can stop the deductions at any time. There is no charge for this plan.

  To invest directly from your paycheck, contact your financial advisor or call Nuveen at (800) 257-8787.

  The chart below illustrates the benefits of systematic investing based on a $3,000 initial investment and subsequent monthly investments of $100 over 20 years. The example assumes you earn a return of 6%, 7% or 8% annually on your investment and that you reinvest all dividends. These annual returns do not reflect past or projected fund performance.


  One of the benefits of systematic investing is dollar cost averaging. Because you regularly invest a fixed amount of money over a period of years regardless of the share price, you buy more shares when the price is low and fewer shares when the price is high. As a result, the average share price you pay should be less than the average share price of fund shares over the same period. To be effective, dollar cost averaging requires that you invest over a long period of time, and does not assure that you will profit.

Underwriting Agreement

  The Fund has entered into an Underwriting Agreement with Nuveen. Subject to the terms and conditions of the Underwriting Agreement, the Fund may continuously issue and sell its shares through Nuveen, which is the principal underwriter of the shares, and through Authorized Dealers.

  The Fund reserves the right to withdraw all or any part of the offering made by this prospectus and to reject purchase orders for any reason. Also, from time to time, the Fund may temporarily suspend the offering of any class of its shares. During the period of such suspension, persons who are already shareholders of the Fund normally are permitted to continue to purchase additional shares of the Fund and to have dividends reinvested.

Distribution and Service Plan

  Nuveen serves as the selling agent and distributor of the Fund's shares. In this capacity, Nuveen manages the offering of the Fund's shares and is responsible for all sales and promotional activities. In order to reimburse

Nuveen for its costs in connection with these activities, including compensation paid to Authorized Dealers, the Fund has adopted a Distribution and Service Plan.

  Under the Plan, Nuveen receives the distribution fee for Class B and Class C shares primarily for providing compensation to Authorized Dealers, including Nuveen, in connection with the distribution of shares. Nuveen uses the service fee for Class A, Class B, and Class C shares to compensate Authorized Dealers, including Nuveen, for providing account services to shareholders. These services may include establishing and maintaining shareholder accounts, answering shareholder inquiries, and providing other personal services to shareholders. These fees also compensate Nuveen for other expenses, including printing and distributing prospectuses to persons other than shareholders, the expenses of preparing, printing, and distributing advertising and sales literature and reports to shareholders used in connection with the sale of shares. Because these fees are paid out of the Fund's assets on an on-going basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.

                               HOW TO SELL SHARES

  In order to provide shareholders with liquidity and the ability to receive net asset value on a disposition of shares, the Fund, pursuant to a fundamental policy that may only be changed upon approval of the Fund's shareholders, makes quarterly offers to repurchase a percentage of its outstanding shares at net asset value (each, a "Repurchase Offer"). Because the Fund is a closed-end investment company, shareholders may not redeem their shares on a daily basis like they would with an open-end mutual fund. It is unlikely that a secondary market for the Fund's shares will develop, and neither Nuveen nor the Authorized Dealers will engage in any efforts to develop a secondary market.

  It is anticipated that each quarterly "Repurchase Request Deadline" will be 5:00 p.m. Central time on the first Friday on or after the 7th business day of the months of March, June, September, and December. The Fund may determine the net asset value applicable to repurchases no later than the 14th calendar day (or, if not a business day, the next business day) after the Repurchase Request Deadline (the "Pricing Date"). The Fund distributes payment to shareholders on or before the "Repurchase Payment Deadline," which is no later than seven calendar days after Pricing Date. Repurchase proceeds are paid by wire transfer or check. Shareholders of record of the Fund are sent notification of each Repurchase Offer 42 to 21 days prior to the Repurchase Request Deadline for a Repurchase Offer.

Repurchase Amount

  Each quarter, the Fund's Board of Trustees determines, in its sole discretion, the percentage of shares to be repurchased ("Repurchase Amount").

 . The Repurchase Amount may vary from 5% to 25% of shares outstanding on the Repurchase Request Deadline.

 . The Fund also may offer to repurchase its shares on an additional date between regular quarterly repurchases at the Fund's discretion. Such discretionary additional repurchases may not be made more frequently than once every two years (or more frequently if an exemption is obtained from this limitation).

 . There is no minimum number of shares that must be tendered before the Fund will honor repurchase requests. In other words, if, in the aggregate, only one share is tendered in a given quarter, the Fund must repurchase it. However, there is a maximum Repurchase Amount, so shareholders should be aware of the risk that the Fund may not be able to repurchase all shares tendered in any given quarter.

Repurchase Requests

  Shareholders of record are sent a Notification of Repurchase Offer ("Notification") 21 to 42 days before the next Repurchase Request Deadline. The Notification provides information about the Repurchase Offer, including

 . the Repurchase Amount

 . the Repurchase Request Deadline

 . the manner of submitting a Repurchase Request and

 . the means by which shareholders may obtain the Fund's net asset value.

  Shareholders who wish to tender shares for repurchase must notify the Fund on or before the Repurchase Request Deadline in the manner designated by the Fund in the Notification. The Repurchase Request Deadline is a deadline that will be strictly observed. Repurchase Requests may not be revoked after the Repurchase Request Deadline. Shareholders that fail to submit Repurchase Requests in good order by this deadline will be unable to liquidate shares until a subsequent Repurchase Offer.

  A shareholder may tender all or a portion of his or her holdings (although the Fund may not be able to repurchase the shareholder's entire tender amount if aggregate tenders exceed the Repurchase Amount, as discussed further below). However, a shareholder's tax results may differ depending on whether the shareholder has tendered all or only a portion of his or her shares. See "Tax Matters."

 . Any shareholder of record may request that the Fund repurchase his or her shares pursuant to the terms and conditions described above.

 . When shares are held for the account of a shareholder by the Fund's transfer agent, the shareholder may submit such shares for repurchase by sending a written request with signatures guaranteed to Chase Global Fund Services Company.

 . When certificates for shares have been issued, they must be mailed to or deposited with the Shareholder Service Agent and accompanied by a written request for repurchase.

  Repurchase requests must be endorsed by the account holder with signatures guaranteed, if required, by a bank, brokerage firm or other financial intermediary that is a member of an approved Medallion Guarantee Program or that is otherwise approved by the Fund. A notary public cannot provide a signature guarantee. The repurchase requests must be signed exactly as the account is registered including any special capacity of the registered owner. Additional documentation may be requested, and a signature guarantee is normally required, from institutional and fiduciary account holders, such as corporations, custodians (e.g., under the Uniform Transfers to Minors Act), executors, administrators, trustees or guardians.

  If the proceeds of the repurchase (prior to the imposition of any EWC) are $50,000 or less and the proceeds are payable to the shareholder of record at the address of record, normally a written request without a signature guarantee is sufficient for repurchases by account holders, and trust, executor, guardian and custodian account holders, provided the trustee, executor, guardian, or custodian is named in the account registration.

  Other institutional account holders may exercise this special feature of tendering shares for repurchase by written request without signature guarantee subject to the same conditions as individual account holders and subject to the limitation on liability described below, provided that this privilege has been pre-authorized by the institutional account holder by written instruction to the Shareholder Service Agent with signatures guaranteed. This privilege of tendering shares for repurchase by written request without a signature guarantee may not be used if the shareholder's account has had an address change within 60 days of the Repurchase Request Deadline.

  The Fund or its agents may be liable for any losses, expenses or costs arising out of fraudulent or unauthorized requests pursuant to the pre-authorized privilege for institutional account holders to tender shares for redemption in writing without signature guarantee and the pre-authorized privilege of sending proceeds of repurchases by federal wire transfer unless the Fund or its agents reasonably believe, based upon reasonable verification procedures, that the written instructions are genuine. The shareholder will bear the risk of loss, including loss resulting from fraudulent or unauthorized transactions, so long as reasonable verification procedures are followed. Verification procedures include requiring certain identifying information before acting upon instructions and sending written confirmations.

Determination of Repurchase Price

  The Fund establishes the Repurchase Price at a share's net asset value on the Pricing Date. The Fund computes net asset value daily (as described under "Net Asset Value" below), and shareholders may obtain daily net asset values by calling 800-257-8787.

  The Fund does not presently intend to deduct any repurchase fees from repurchase proceeds (other than any applicable EWC). However, in the future, the Board of Trustees may determine to charge a repurchase fee payable to the Fund to compensate the Fund for its reasonable expenses directly related to the repurchase. These fees could be used to compensate the Fund for, among other things, its costs incurred in disposing of securities or in borrowing in order to make payment for repurchased shares. Any repurchase fee will not exceed two percent of the proceeds of the repurchase, unless permitted by applicable regulation or exemption therefrom, and will be charged to all repurchased shares on a pro rata basis. The Board may implement repurchase fees without a shareholder vote. The Fund will provide shareholders 30 days advance written notice if the Board determines to implement repurchase fees.

Oversubscribed Repurchase Offers; Pro Rata Allocation

  In any given quarter shareholders may tender a number of shares that in the aggregate exceeds the Repurchase Offer Amount (this Prospectus refers to this situation as an "Oversubscribed Repurchase Offer"). In the event of an Oversubscribed Repurchase Offer, the Fund may, but is not required to, repurchase additional shares up to a maximum aggregate of two percent of the shares outstanding on the Repurchase Request Deadline ("Additional Repurchase Amount"). If the Fund determines not to repurchase the Additional Repurchase Amount, or if shareholders tender an amount exceeding the Repurchase Offer Amount, the Fund will repurchase the shares on a pro rata basis.

  In the event of an Oversubscribed Repurchase Offer, shareholders may be unable to liquidate some or all of their Fund shares during that quarterly Repurchase Offer. A shareholder may have to wait until the next quarter to tender shares that the Fund is unable to repurchase, and would be subject to the risk of net asset value fluctuations during this time period.

Other Considerations Relating to Repurchases

 . The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the Notification is sent to shareholders until the Repurchase Date. In connection with this requirement, the Fund maintains a percentage of its net assets equal to at least 100 percent of the Repurchase Amount in assets: (a) that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the asset within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline; or (b) that mature by the Repurchase Payment Deadline. This requirement may affect the ability of the Fund to be fully invested, which may reduce returns.

 . The Fund intends to finance Repurchase Offers with cash on hand, cash raised through borrowings, or the liquidation of portfolio securities. There is some risk that the need to sell Senior Loans to fund Repurchase Offers may affect the market for those Senior Loans. In turn, this could diminish the Fund's net asset value per share.

 . Although the Board believes that Repurchase Offers generally are beneficial to the Fund's shareholders, repurchases will decrease the Fund's total assets and therefore have the possible effect of increasing the Fund's expense ratio and may limit the ability of the Fund to participate in new investment opportunities. Repurchases resulting in portfolio turnover will result in additional expenses to the Fund. Furthermore, if the Fund borrows to finance repurchases, interest on that borrowing may reduce the Fund's net investment income. See "Risks--Borrowing and Leverage."

 . Repurchase Offers provide shareholders with the opportunity to dispose of shares at net asset value. The Fund does not anticipate that a secondary market will develop, but in the event that a secondary market were to develop, it is possible that shares would trade in that market at a discount to net asset value. The existence of periodic Repurchase Offers at net asset value may not alleviate such a discount.

Suspension or Postponement of a Repurchase Offer

  The Fund may suspend or postpone a Repurchase Offer in limited circumstances, and only by vote of a majority of the Board, including a majority of the Fund's Trustees who are not interested persons of the Fund. These circumstances include the following:

 . if the repurchase would cause the Fund to lose its status as a regulated investment company under Subchapter M of the Code;

 . for any period during which an emergency exists as a result of which it is not reasonably practicable for the Fund to dispose of securities it owns or to determine the value of the Fund's net assets;

 . for any other periods that the SEC permits by order for the protection of shareholders; or

 . during any period in which any market on which Senior Loans are principally traded is closed, or trading on the market is restricted.

  In addition, although the Fund currently does not intend to list its shares on a securities exchange or trade its shares on an inter-dealer quotation system of a national securities association (e.g., Nasdaq), if it does so in the future, the Fund may suspend or postpone a Repurchase Offer in the event that the repurchase would cause the shares to lose their status on such exchange or inter-dealer quotation system.

                                NET ASSET VALUE

  The Fund's net asset value per share is determined as of the close of trading (normally 4:00 p.m. eastern time) on each day the New York Stock Exchange is open for business. Net asset value is calculated by taking the fair value of the Fund's total assets, including interest or dividends accrued but not yet collected, less liabilities, and dividing by the total number of shares outstanding. The result, rounded to the nearest cent, is the net asset value per share.

  The Senior Loans in which the Fund invests generally are not listed on any securities exchange. Certain Senior Loans are traded by institutional investors in an over-the-counter secondary market for Senior Loan obligations that has developed over the past several years. This secondary market for those Senior Loans generally is comparatively illiquid relative to markets for other income securities and no active trading market exists for many Senior Loans. In determining net asset value, the Fund utilizes the valuations of Senior Loans furnished to the Adviser by one or more independent third-party pricing services approved by the Board of Trustees. The Board of Trustees has reviewed the various alternatives for pricing the Fund's portfolio of Senior Loans and has determined that the use of a pricing service is a reasonable, fair and appropriate method of valuing Senior Loans. The Adviser has entered into agreements with pricing service providers to provide pricing services for the Fund. The Agreements are terminable by either party upon notice. The Agreements provide that a pricing service provider assumes no fiduciary responsibility to the Fund or to any investor in the Fund, and that the pricing service provider will have no liability under the Agreements to any third party, including any investor in the Fund. The Agreements provide that a pricing service provider will be indemnified by the Adviser unless the pricing service provider has acted with willful misconduct. The pricing service providers are explicitly permitted to act as principal for their own account in connection with the purchase and sale (from or to the Fund or otherwise) of any Senior Loan at any price simultaneously while it provides pricing services to the Fund. Furthermore, a pricing service provider may only provide valuations for a limited number of the Senior Loans that can trade from time to time in the market. A pricing service provider has no obligation to provide a valuation for a Senior Loan if it believes that it cannot determine such a valuation. There can be no assurance that a pricing service provider will continue to provide these services or will provide a value for each Senior Loan held by the Fund. However, the Adviser believes that if a pricing service provider declines to continue to act as such for the Fund, or does not provide values for a significant portion of the Senior Loans in the Fund's portfolio, one or more alternative independent third-party pricing service providers will be available to provide comparable services on similar terms. During any period in which no pricing service provider is acting as such for the Fund, or for any Senior Loan for which no value from a pricing service provider is available, the Adviser will value the Fund's Senior Loans as described below.

  A pricing service provider typically values Senior Loans at the mean of the highest bona fide bid and lowest bona fide ask prices when current quotations are readily available. Senior Loans for which current quotations are not readily available are valued at a fair value as determined by the pricing service provider using a wide range of market data and other information and analysis, including credit considerations considered relevant by the pricing service provider to determine valuations. The procedures of any pricing service provider and its valuations are reviewed by the officers of the Adviser under the general supervision of the Board of Trustees. If the Adviser believes that a value provided by a pricing service provider does not represent a fair value as a result of information, specific to that Senior Loan or Borrower or its affiliates, of which the Adviser believes that the pricing agent may not be aware, the Adviser may in its discretion value the Senior Loan subject to procedures approved by the Board of Trustees and reviewed on a periodic basis, and the Fund will utilize that price instead of the price as determined by the pricing service provider. In addition to such information the Adviser will consider, among other factors, (i) the creditworthiness of the Borrower and
(ii) the current interest rate, the period until next interest rate reset and maturity of such Senior Loan interests in determining a fair value of a Senior Loan. If the pricing service does not provide a value for a Senior Loan or if no pricing service provider is then acting, a value will be determined by the Adviser in the manner described above.

  The Fund's net asset value fluctuates as a function of interest rate and credit factors. Because of the short-term nature of such instruments, however, the Fund's net asset value is expected to fluctuate less in response to changes in interest rates than the net asset values of investment companies with portfolios consisting primarily of longer term fixed-income securities.

  Because a secondary trading market in Senior Loans has not yet fully developed, a pricing service or the Adviser may not rely solely on but may consider, to the extent they believe such information to be reliable, prices or quotations provided by banks, dealers or other pricing service providers with respect to secondary market transactions in Senior Loans. To the extent that an active secondary trading market in Senior Loan interests develops to a reliable degree, a pricing service provider or the Adviser may rely to an increasing extent on such market prices and quotations in reviewing the valuations of the Senior Loan interests in the Fund's portfolio. The development of an active trading market in Senior Loans may, however, result in increased fluctuations in the market price for Senior Loans. Although the Fund's policy of acquiring interests in floating rate Senior Loans is intended to minimize fluctuations in net asset value resulting from changes in market interest rates, the Fund's net asset value will fluctuate. In light of the senior nature of Senior Loan interests that may be included in the Fund's portfolio and taking into account the Fund's access to non-public information with respect to Borrowers relating to such Senior Loan interests, the Adviser does not currently believe that consideration on a systematic basis of ratings provided by any nationally recognized statistical rating organization or price fluctuations with respect to long- or short-term debt of such Borrowers subordinate to the Senior Loans of such Borrowers is necessary in order to review the value of such Senior Loan interests. Accordingly, the Adviser generally does not systematically consider (but may consider in certain instances) and, in any event, will not rely solely upon such ratings or price fluctuations in determining or reviewing valuations of Senior Loan interests in the Fund's portfolio.

  See the SAI "Net Asset Value" for additional information.

                                SPECIAL SERVICES

Exchanges

  You may exchange Fund shares into an identically registered account during any quarterly repurchase period for shares of the same class of a Nuveen mutual fund available in your state. Your exchange must meet the minimum purchase requirements of the fund into which you are exchanging. The Fund treats the EWC's on Class B and Class C shares as if they were contingent deferred sales charges. In addition, at any time, you may exchange your shares of any Nuveen mutual fund on which a sales charge was paid into shares of the Fund of the same class. Because an exchange is treated for tax purposes as a concurrent sale and purchase and any gain may be subject to tax, you should consult your tax advisor about the tax consequences of any contemplated exchange.

  The exchange privilege is not intended to allow you to use the Fund for short-term trading. Because excessive exchanges may interfere with portfolio management, raise fund operating expenses or otherwise have an adverse effect on other shareholders, the Fund reserves the right to revise or suspend the exchange privilege, limit the amount or number of exchanges, or reject any exchange. The Fund may change or cancel its exchange policy at any time upon 60 days' notice.

Reinstatement Privilege

  If you redeem Fund shares, you may reinvest all or part of your redemption proceeds up to one year later without incurring any additional charges. You may only reinvest into the same share class you redeemed. If you paid a EWC, we will refund your EWC and reinstate your holding period. You may use this reinstatement privilege only once for any given shares.

Fund DirectSM

  You may link your Fund account to your bank account and transfer money electronically between these accounts and perform a variety of account transactions, including buying shares by telephone and systematic investing. You may also have dividends, distributions or, repurchase payments sent directly to your bank account.

  Your financial advisor can help you complete the forms for these services, or you can call Nuveen at (800) 257-8787 for copies of the necessary forms.

                            DESCRIPTION OF THE FUND

  The Fund was organized as a Massachusetts business trust on June 28, 1999, and is registered with the SEC as a closed-end management investment company. The Fund's Declaration of Trust, a copy of which is on file in the office of the Secretary of State of the State of Massachusetts and which is included in the Fund's registration statement of which this Prospectus is a part, authorizes the issuance of an unlimited number of shares of beneficial interest with or without par value. The Declaration of Trust provides that the Trustees may authorize separate classes of shares of beneficial interest without shareholder vote.

  Under Massachusetts law, shareholders of a Massachusetts business trust could, in certain circumstances, be held personally liable for the obligations of the Fund. However, the Declaration of Trust contains an express disclaimer of shareholder liability for debts or obligations of the Fund and requires that notice of such limited liability be given in each note, bond, contract, instrument or undertaking made or issued by the Trustees or by any officer of the Fund. The Declaration of Trust further provides for indemnification out of the assets and property of the Fund for all loss and expense of any shareholder held personally liable for the obligations of the Fund. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund would be unable to meet its obligation. The Fund believes that the likelihood of such circumstances is very remote.

Dividends, Voting and Liquidation Rights

  Each common share of beneficial interest of the Fund has one vote and shares equally with other shares of its class in dividends and distributions when and if declared by the Fund and in the Fund's net assets upon liquidation. All shares, when issued, are fully paid and are non-assessable by the Fund. There are no preemptive or conversion rights applicable to any of the common shares except for such conversion rights that may be established by the Trustees in connection with the designation of a class of shares including the conversion of Class B shares to Class A shares six years after purchase. Fund shares do not have cumulative voting rights and, as such, holders of more than 50% of the shares voting for trustees can elect all trustees and the remaining shareholders would not be able to elect any Trustees. The Fund does not intend to hold annual meetings of shareholders.

Status of Shares

  The Board of Trustees may classify or reclassify any issued or unissued shares of the Fund into shares of any class by redesignating such shares or by setting or changing in any one or more respects, from time to time, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of repurchase of such shares. Any such classification or reclassification will comply with the provisions of the Fund's Declaration of Trust and the 1940 Act.

Fundamental and Non-Fundamental Policies of the Fund

  The Fund's investment objective, Repurchase Offer Policy and the investment restrictions of the Fund designated as fundamental as described in the SAI are fundamental policies of the Fund and may not be changed without a "Majority Vote" of the shareholders of the Fund. The term "Majority Vote" means the affirmative vote of (a) more than 50% of the outstanding shares of the Fund or
(b) 67% or more of the shares present at a meeting if more than 50% of the outstanding shares of the Fund are represented at the meeting in person or by proxy, whichever is less. All other policies of the Fund may be modified by resolution of the Board of Trustees of the Fund.

Anti-Takeover Provisions in the Declaration of Trust

  The Declaration of Trust includes provisions that could limit the ability of other entities or persons to acquire control of the Fund or to convert the Fund to open-end status. Specifically, the Declaration requires a vote by holders of at least two-thirds of the outstanding shares, voting together as a single class, except as described below, to authorize (1) a conversion of the Fund from a closed-end to an open-end investment company, (2) a merger or consolidation of the Fund, with any corporation, association, trust or other organization or a reorganization or recapitalization of the Fund, or a class of the Fund, (3) a sale, lease or transfer of all or substantially all of the Fund's assets (other than in the regular course of the Fund's investment activities), (4) in certain circumstances, a termination of the Fund, or (5) a removal of trustees by shareholders, and then only for cause, unless, with respect to (1) through (4), such transaction has already been authorized by the affirmative vote of two-thirds of the total number of trustees fixed in accordance with the Declaration or the By-laws, in which case the affirmative vote of the holders of at least a majority of the Fund's shares outstanding at the time, voting together as a single class, is required, provided, however, that where only a particular class is affected, only the required vote by the applicable class will be required. None of the foregoing provisions may be amended except by the vote of at least two-thirds of the shares outstanding, voting together as a single class. The vote required to approve the conversion of the Fund from a closed-end to an open-end investment company is higher than that required by the 1940 Act. The Board of Trustees believes that the provision of the Declaration relating to such higher vote is in the best interest of the Fund and its shareholders.

  The provisions of the Declaration of Trust described above could have the effect of discouraging a third party from seeking to obtain control of the Fund in a tender offer or similar transaction. The overall effect of these provisions is to render more difficult the accomplishment of a merger or the assumption of control by a third party. They provide, however, the advantage of potentially requiring persons seeking control of the Fund to negotiate with its management regarding the price to be paid and facilitating the continuity of the Fund's investment objective and policies. The Board of Trustees of the Fund has considered the foregoing anti-takeover provisions and concluded that they are in the best interests of the Fund and its shareholders.

  Reference should be made to the Declaration of Trust on file with the Securities and Exchange Commission for the full text of these provisions.

                             MANAGEMENT OF THE FUND

Trustees and Officers

  The Board of Trustees is responsible for the management of the Fund, including supervision of the duties performed by the Adviser. There are six trustees of the Fund, one of whom is an "interested person" (as defined in the 1940 Act) and five of whom are not "interested persons." The names and business addresses of the trustees and officers of the Fund and their principal occupations and other affiliations during the past five years are set forth under "Management of the Fund" in the Statement of Additional Information.

Investment Adviser

  Nuveen Senior Loan Asset Management Inc., 333 West Wacker Drive, Chicago, IL 60606, serves as the investment adviser to the Fund. In this capacity, the Adviser is responsible for the selection and on-going monitoring of the securities in the Fund's investment portfolio, managing the Fund's business affairs and providing certain clerical, bookkeeping and other administrative services. The Adviser is a wholly owned subsidiary of The John Nuveen Company, the parent of Nuveen. The John Nuveen Company is a majority-owned subsidiary of The St. Paul Companies, Inc., a publicly-traded company which is principally engaged in providing property-liability insurance through subsidiaries.

  Nuveen is the sponsor and principal underwriter of the Fund's shares and has sponsored or underwritten more than $60 billion investment company securities. Founded in 1898, Nuveen has been synonymous with investments that withstand the test of time. Today Nuveen provides managed assets and structured investment products and services to help financial advisors serve the wealth management needs of individuals and families. Nuveen currently manages or oversees $71 billion in assets.

  Day to day operations and execution of specific investment strategies is the responsibility of the Adviser.

  Jeffery W. Maillet, the Executive Managing Director of the Adviser, has been primarily responsible for the day to day management of the Fund's portfolio since its inception. Mr. Maillet has been employed by the Adviser since August 1999. Prior to joining the Adviser, Mr. Maillet was a Senior Vice President of Van Kampen Investment Advisory Corp. since 1989. Mr. Maillet has 18 years experience in managing portfolios and creating investments, particularly those featuring floating rate senior collateralized loans to companies and other entities in diverse industries and regions.

Management Fees

  For providing these services, the Adviser is paid an annual fund management fee according to the following schedule:

Average Daily Managed Assets*                                     Management Fee
-----------------------------                                     --------------
Less than $1.0 billion...........................................  .7500 of 1%
$1.0 billion to $2.0 billion.....................................  .7375 of 1%
$2.0 billion to $5.0 billion.....................................  .7250 of 1%
$5.0 billion to $10.0 billion....................................  .7000 of 1%
$10.0 billion and over...........................................  .6750 of 1%

--------

*For purposes of calculation of the management fee, the Fund's "managed assets" means the average daily gross asset value of the Fund, minus the Fund's accrued liabilities (other than the principal amount of any borrowings incurred, and commercial paper or notes issued by the Fund).

Because the fee paid to the Adviser is calculated on the basis of the Fund's managed assets, which include the proceeds of leverage, the dollar amount of the Adviser's fees from the Fund will be higher (and the Adviser will be benefitted to that extent) when leverage is utilized. The Adviser will utilize leverage only if it would result in a net benefit to Fund shareholders after taking into account the higher fees and expenses associated with leverage (including higher management fees).

  In addition to the fee of the Adviser, the Fund pays all other costs and expenses of its operations, including compensation of its trustees (other than those affiliated with the Adviser), custodian, transfer and dividend disbursing expenses, legal fees, expenses of independent auditors, expenses of repurchasing shares, expenses of preparing, printing and distributing shareholder reports, notices, proxy statements and reports to governmental agencies, and taxes, if any.

Custodian

  The Fund's securities and cash are held under a custodian agreement by Chase Bank of Texas, National Association whose principal place of business is 600 Travis Street, Houston, Texas 77002.

Transfer Agent, Shareholder Services Agent and Dividend Paying Agent

  Chase Global Funds Services Company, P.O. Box 5186, Bowling Green Station, New York, New York 10274-5186, serves as transfer agent, shareholder services agent and dividend paying agent for the Fund's shares.

                                 DISTRIBUTIONS

  The Fund pays dividends monthly and any taxable capital gains once a year in December. The Fund declares dividends daily to shareholders of record on that day, generally payable the first business day of the following month.

Payment and Reinvestment Options

  The fund automatically reinvests your dividends in additional fund shares unless you request otherwise. You may request to have your dividends paid to you by check, deposited directly into your bank account, paid to a third party, sent to an address other than your address of record or reinvested in shares of another Nuveen fund. For further information, contact your financial advisor or call Nuveen at 800-257-8787.

                                  TAX MATTERS

  The Fund intends to operate as a "regulated investment company" under the Internal Revenue Code of 1986, as amended (the "Code"). To do so, the Fund must meet certain income, distribution and diversification requirements. In any fiscal year in which the Fund so qualifies and distributes to shareholders substantially all of its net investment income and net capital gains, the Fund itself is generally relieved of any federal income or excise tax.

  All dividends and capital gains distributed to shareholders are taxable whether they are reinvested or received in cash, unless the shareholder is exempt from taxation or entitled to tax deferral. Dividends paid out of the Fund's investment company taxable income (including interest, dividends, if any, and net short-term capital gains) will be taxable to shareholders as ordinary income. If a portion of the Fund's income consists of dividends paid by U.S. corporations, a portion of the dividends paid by the Fund may be eligible for the corporate dividends-received deduction. Distributions of net capital gains (the excess of net long-term capital gains over net short-term capital losses), if any, designated as capital gain dividends are taxable as long-term capital gains, regardless of how long a shareholder has held the Fund's shares, and will generally be subject to a maximum federal tax rate of 20%. Early each year, shareholders will be notified as to the amount and federal tax status of all dividends and capital gains paid during the prior year. Such dividends and capital gains may also be subject to state or local taxes. Dividends declared in October, November, or December with a record date in such month and paid during the following January will be treated as having been paid by the Fund and received by shareholders on December 31 of the calendar year in which declared, rather than the calendar year in which the dividends are actually received.

  If, pursuant to an offer by the Fund to repurchase its shares, a shareholder tenders all shares of the Fund that he or she owns or is considered to own, the shareholder may realize a taxable gain or loss. This gain or loss will be treated as capital gain or loss if the Fund shares are held as capital assets and will be long-term or short-term depending upon the shareholder's holding period for the shares. If, pursuant to an offer by the Fund to repurchase its shares, a shareholder tenders less than all of the shares of the Fund that he or she owns or is considered to own, the repurchase may not qualify as a sale or exchange, and the proceeds received may be treated as a dividend, return of capital or capital gain, depending on the Fund's earning and profits and the shareholder's basis in the tendered shares. If that occurs, there is a remote risk that non-tendering shareholders may be considered to have received a deemed distribution as a result of the Fund's purchase of tendered shares, and all or a portion of that deemed distribution may be taxable as a dividend.

  If a shareholder has not furnished a certified correct taxpayer identification number (generally a Social Security number) and has not certified that withholding does not apply, or if the Internal Revenue Service has notified the Fund that the taxpayer identification number listed on the account is incorrect or that the shareholder is subject to backup withholding, federal law generally requires the Fund to withhold 31% from any dividends and/or repurchases (including exchange repurchases). Amounts withheld are applied to federal tax liability; a refund may be obtained from the Internal Revenue Service if withholding results in overpayment of taxes. Federal law also requires the Fund to withhold 30% or the applicable tax treaty rate from ordinary income dividends paid to certain non-resident alien and other non-U.S. shareholder accounts.

  Congress is currently considering amendments to the federal income tax laws that could, if enacted, alter the tax rates applicable to ordinary income and capital gains and make other changes that could be relevant to shareholders of the Fund. It cannot be predicted whether any of these changes (or other legislative amendments) will become law or when they will take effect.

  This is a brief summary of some of the current federal income tax laws that affect an investment in the Fund. Please see the SAI and a tax adviser for further information.

         TABLE OF CONTENTS FOR THE STATEMENT OF ADDITIONAL INFORMATION

                                                                            Page
                                                                            ----
Investment Objective.......................................................  B-2
Investment Restrictions....................................................  B-2
Additional Information About the Fund's Investments........................  B-5
Repurchase Offer Fundamental Policy........................................ B-10
Management of the Fund..................................................... B-10
Investment Adviser and Investment Management Agreement..................... B-14
Distribution Arrangements.................................................. B-15
Portfolio Transactions..................................................... B-18
Liquidity Requirements..................................................... B-19
Net Asset Value............................................................ B-20
Tax Matters................................................................ B-21
Performance Information.................................................... B-26
Additional Information on Fund Shares...................................... B-28
Independent Accountants, Custodian and Transfer Agent...................... B-31
Additional Information..................................................... B-31
Appendix A.................................................................  A-1
Financial Statements Including Report of Independent Accountants...........  F-1

  No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offer made by this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Fund or the Adviser. This prospectus does not constitute an offer to sell or the solicitation of any offer to buy any security other than the shares offered by this prospectus, nor does it constitute an offer to sell or a solicitation of any offer to buy the shares by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any such person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information contained herein is correct as of any time subsequent to the date hereof. However, if any material change occurs while this prospectus is required by law to be delivered, this prospectus will be amended or supplemented accordingly.

                                              PROSPECTUS SEPTEMBER 28, 2000


[LOGO]

Nuveen Investments
333 West Wacker Drive
Chicago, Illinois 60606-1286

(800) 257-8787
www.nuveen.com
NUVEEN FUNDS

  Nuveen offers a variety of funds designed to help you reach your financial goals. The funds below are grouped by investment objectives.

Growth

International Growth Fund

Innovation Fund
Nuveen Rittenhouse Growth Fund

Growth and Income

European Value Fund
Growth and Income Stock Fund
Balanced Stock and Bond Fund
Balanced Municipal and Stock Fund

Income

Income Fund

Floating Rate Fund/1/

Tax-Free Income

 National Municipal Bond Funds

High Yield
Long-term
Insured Long-term
Intermediate-term
Limited-term

 State Municipal Bond Funds

Arizona       Louisiana         North Carolina

California/2/
              Maryland          Ohio
Colorado
              Massachusetts/2/
                                Pennsylvania
Connecticut   Michigan          Tennessee
Florida       Missouri          Virginia
Georgia       New Jersey        Wisconsin
Kansas        New Mexico
Kentucky
              New York/2/

Cash Reserves

Money Market Fund
Municipal Money Market Fund
California Tax-Exempt Money Market Fund
New York Tax-Exempt Money Market Fund

  Several additional sources of information are available to you. The Statement of Additional Information, incorporated by reference into this prospectus, contains detailed information on the Fund's policies and operation. Additional information about the Fund's investments is available in the Fund's annual and semi-annual report to shareholders. In the Fund's annual reports, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund's performance during its last fiscal year. Call Nuveen at (800) 257-8787 to request a free copy of any of these materials or other fund information; or ask your financial advisor for copies.

  You may also obtain this and other fund information directly from the Securities and Exchange Commission (SEC). The SEC may charge a copying fee for the information. Visit the SEC on-line at http://www.sec.gov or in person at the SEC's Public Reference Room in Washington, D.C. Call the SEC at (800) SEC 0330 for room hours and operation. You may also request fund information by writing to the SEC's Public Reference Section, Washington, D.C. 20549. The Fund's Investment Company file number is 811-09553.
-------

1This is a continuously-offered closed-end interval fund. Shares are not redeemable, but may be repurchased by the Fund during quarterly repurchase periods. See the Fund's prospectus for additional information.

/2/Long-term and insured long-term portfolios.

                                                                  EPR-FR 9-00 NA

                           NUVEEN FLOATING RATE FUND

                      STATEMENT OF ADDITIONAL INFORMATION

                              September 28, 2000

     Nuveen Floating Rate Fund (the "Fund") is a closed-end, non-diversified management investment company that continuously offers its shares to the public. The Fund will conduct quarterly repurchase offers for its shares. The Fund's investment objective is to seek a high level of current income, consistent with preservation of capital. This Statement of Additional Information relating to common shares of the Fund does not constitute a prospectus, but should be read in conjunction with the Fund's Prospectus relating thereto dated
September 28, 2000 (the "Prospectus"). This Statement of Additional Information does not include all information that a prospective investor should consider before purchasing Common Shares, and investors should obtain and read the Prospectus prior to purchasing such shares. A copy of the Prospectus may be obtained without charge by calling (800) 257-8787. You may also obtain a copy of the Prospectus on the Securities and Exchange Commission's web site (http://www.sec.gov). Capitalized terms used but not defined in this Statement of Additional Information have the meanings ascribed to them in the Prospectus.

                               TABLE OF CONTENTS

                                                                Page
                                                                ----

INVESTMENT OBJECTIVE..........................................   B-2
INVESTMENT RESTRICTIONS.......................................   B-2
ADDITIONAL INFORMATION ABOUT THE FUND'S INVESTMENTS...........   B-5
REPURCHASE OFFER FUNDAMENTAL POLICY...........................  B-10
MANAGEMENT OF THE FUND........................................  B-10
INVESTMENT ADVISER AND INVESTMENT MANAGEMENT AGREEMENT........  B-14
DISTRIBUTION ARRANGEMENTS.....................................  B-15
PORTFOLIO TRANSACTIONS........................................  B-18
LIQUIDITY REQUIREMENTS........................................  B-19
NET ASSET VALUE...............................................  B-20
TAX MATTERS...................................................  B-21
PERFORMANCE INFORMATION.......................................  B-26
ADDITIONAL INFORMATION ON FUND SHARES.........................  B-28
INDEPENDENT ACCOUNTANTS, CUSTODIAN AND TRANSFER AGENT.........  B-31
ADDITIONAL INFORMATION........................................  B-31
APPENDIX A....................................................   A-1
REPORT OF INDEPENDENT ACCOUNTANTS.............................   F-1
FINANCIAL STATEMENTS..........................................   F-2


                             INVESTMENT OBJECTIVE

     The Fund's investment objective is to seek a high level of current income, consistent with preservation of capital. The Fund seeks to achieve its objective primarily by investing in senior secured loans whose interest rates adjust periodically based on a benchmark index such as the Prime Rate or LIBOR. Although the Fund's net asset value will vary, the Fund's policy of acquiring interests in floating or variable rate, U.S. dollar-denominated senior loans ("Senior Loans") is expected to minimize the fluctuations in the Fund's net asset value as a result of changes in interest rates. The Fund's net asset value may be affected by changes in the credit quality of borrowers with respect to Senior Loan interests in which the Fund invests. Fluctuations in net asset value may be magnified as a result of the Fund's use of leverage. In addition, the Fund's use of leverage may affect the Fund's ability to make distributions. An investment in the Fund may not be appropriate for all investors and is not intended to be a complete investment program. No assurance can be given that the Fund will achieve its investment objective. For further discussion of the characteristics of Senior Loan interests and associated special risk considerations, see "The Fund's Investments" and "Risks" in the Prospectus.


                            INVESTMENT RESTRICTIONS

Investment Policies

     The Fund's investment objective and certain fundamental investment policies of the Fund are described in the Prospectus. The Fund, as a fundamental policy, may not, without the approval of the holders of a majority of the shares of the
Fund:

     1. Purchase any security if, as a result of such purchase, 25% or more of the Fund's total assets (taken at current value) would be invested in the securities of borrowers and other issuers having their principal business activities in the same industry (the electric, gas, water and telephone utility industries, commercial banks, thrift institutions and finance companies being treated as separate industries for purposes of this restriction); provided, that this limitation shall not apply with respect to obligations issued or guaranteed by the U.S. Government or by its agencies or instrumentalities and provided further that for purposes of this limitation, the term "issuer" shall not include a lender selling a participation to the Fund together with any other person interpositioned between such lender and the Fund with respect to a participation.

     2. Issue senior securities (including borrowing money or entering into reverse repurchase agreements) in excess of 33 1/3% of its total assets (including the amount of senior securities issued by excluding any liabilities and indebtedness not constituting senior securities) except that the Fund may borrow up to an additional 5% of its total assets for temporary purposes, or pledge its assets other than to secure such issuance or in connection with hedging transactions, when-issued and delayed delivery transactions and similar investment strategies.

     3. Make loans of money or property to any person, except for obtaining interests in Senior Loans in accordance with its investment objective, through loans of portfolio securities or the acquisition of securities subject to repurchase agreements.

     4. Act as an underwriter of securities, except to the extent the Fund may be deemed to be an underwriter in certain cases when disposing of its portfolio investments or acting as an agent or one of a group of co-agents in originating senior loans.

     5. Purchase or sell real estate, commodities or commodities contracts except pursuant to the exercise by the Fund of its rights under loan agreements, except to the extent the interests in senior loans the Fund may invest in are considered to be interests in real estate, commodities or commodities contracts and except to the extent that hedging instruments the Fund may invest in are considered to be commodities or commodities contracts.

     In addition to the foregoing fundamental investment policies, the Fund is also subject to the following non-fundamental restrictions and policies, which may be changed by the Board of Trustees. The Fund may not:

     1. Purchase any securities (other than obligations issued or guaranteed by the United States Government or by its agencies or instrumentalities), if as a result more than 10% of the Fund's total assets would then be invested in securities of a single issuer or if as a result the Fund would hold more than 10% of the outstanding voting securities of any single issuer; provided that, with respect to 50% of the Fund's assets, the Fund may invest up to 25% of its assets in the securities of any one issuer. For purposes of this restriction, the term issuer includes both the borrower under a loan agreement and the lender selling a participation to the Fund together with any other persons interpositioned between such lender and the Fund with respect to a participation.

     2. Sell any security "short," write, purchase or sell puts, calls or combinations thereof, or purchase or sell financial futures or options, except to the extent that the hedging transactions in which the Fund may engage would be deemed to be any of the foregoing transactions.

     3. Invest in securities of other investment companies, except that the Fund may purchase securities of other investment companies to the extent permitted by (i) the 1940 Act, as amended from time to time,
          (ii) the rules and regulations promulgated by the Securities and exchange Commission under the 1940 Act, as amended from time to time, or (iii) an exemption or other relief from the provisions of the 1940 Act. The Fund will rely on representations of borrowers in Loan Agreements in determining whether such borrowers are investment companies.

     4. Make investments for the purpose of exercising control or participation in management, except to the extent that exercise by the Fund of its rights under Loan Agreements would be deemed to constitute such control or participation.

     For purposes of non-fundamental investment restriction number 1, the Fund will consider all relevant factors in determining whether to treat the Lender selling a Participation and any persons interpositioned between such Lender and the Fund as an issuer, including: the terms of the loan agreement and other relevant agreements (including inter-creditor agreements and any agreements between such person and the Fund's custodian); the credit quality of such Lender or interpositioned person; general economic conditions applicable to such Lender or interpositioned person; and other factors relating to the degree of credit risk, if any, of such Lender or interpositioned person incurred by the Fund.

     The Fund generally will not engage in the trading of securities for the purpose of realizing short-term profits, but it will adjust its portfolio as it deems advisable in view of prevailing or anticipated market conditions to accomplish the Fund's investment objective. For example, the Fund may sell portfolio securities in anticipation of a movement in interest rates. Frequency of portfolio turnover will not be a limiting factor if the Fund considers it advantageous to purchase or sell securities. The Fund anticipates that the annual portfolio turnover rate of the Fund will not be in excess of 100%. A high rate of portfolio turnover involves correspondingly greater expenses than a lower rate, which expenses must be borne by the Fund and its shareholders. During the period November 29, 1999 (commencement of operations) through May 31, 2000, the Fund's turnover rate was 6%.

     The foregoing restrictions and limitations will apply only at the time of purchase of securities, and the percentage limitations will not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of an acquisition of securities, unless otherwise indicated.

     The foregoing fundamental investment policies, together with the investment objective of the Fund and the fundamental policy to conduct quarterly repurchase offers, cannot be changed without approval by holders of a "majority of the Fund's outstanding voting shares." As defined in the 1940 Act this means the vote of (i) 67% or more of the Fund's shares present at a meeting, if the holders of more than 50% of the Fund's shares are present or represented by proxy, or (ii) more than 50% of the Fund's shares, whichever is less.

     The Fund's name was changed from Nuveen Prime Rate Fund on July 19, 1999. The Fund's principal office is located at 333 West Wacker Drive, Chicago, Illinois 60606.

     The Fund is an entity commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders of a trust may, under certain circumstances, be held personally liable as partners for its obligations. However, the Declaration of Trust contains an express disclaimer of shareholder liability for acts or obligations of the Fund and requires that notice of this disclaimer be given in each agreement, obligation or instrument entered into or executed by the Fund or the trustees. The Declaration of Trust further provides for indemnification out of the assets and property of the Fund for all loss and expense of any shareholder personally liable for the obligations of the Fund. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which both inadequate insurance existed and the Fund itself were unable to meet its obligations. The Fund believes the likelihood of these circumstances is remote.

              ADDITIONAL INFORMATION ABOUT THE FUND'S INVESTMENTS

     Originating Senior Loans

     Senior Loans are typically arranged through private negotiations between a borrower ("Borrower") and several lenders ("Lenders") represented in each case by one or more such Lenders acting as agent of the several Lenders (the "Agent"). On behalf of the several Lenders, the Agent, which is frequently the entity that originates the Senior Loan and invites the other parties to join the lending syndicate, will be primarily responsible for negotiating the Senior Loan agreements that establish the relative terms, conditions and rights of the Borrower and the several Lenders. The co-agents, on the other hand, are not responsible for administration of a Senior Loan, but are part of the initial group of Lenders that commit to providing funding for a Senior Loan. In large transactions, it is common to have several Agents; however, one such Agent typically has primary responsibility for documentation and administration of the Senior Loan. The Fund will not act as sole Agent in a transaction. The Agent is required to administer and manage the Senior Loan and to service or monitor the collateral. The Agent is also responsible for the collection of principal and interest and fee payments from the Borrower and the apportionment of these payments to the credit of all Lenders which are parties to the loan agreement. The Agent is responsible for monitoring compliance by the Borrower with the restrictive covenants in the loan agreement and of notifying the Lenders of any adverse change in the Borrower's financial condition. In addition, the Agent generally is responsible for determining that the Lenders have obtained a perfected security interest in the collateral securing the Senior Loan.

     Lenders generally rely on the Agent to collect their portion of the payments on the Senior Loan and to use appropriate creditor remedies against the Borrower. Typically under loan agreements, the Agent is given broad discretion in enforcing the loan agreement. The Borrower compensates the Agent. Such compensation may include special fees paid on structuring and funding the Senior Loan and other fees paid on a continuing basis. The precise duties and rights of an Agent are defined in the loan agreement.

     When the Fund is an Agent, it has, as a party to the loan agreement, a direct contractual relationship with the Borrower and, prior to allocating portions of the Senior Loan to Lenders, if any, assumes all risks associated with the Senior Loan. The Agent may enforce compliance by the Borrower with the terms of the loan agreement. Agents also have voting and consent rights under the applicable loan agreement. Action subject to Agent vote or consent generally requires the vote or consent of the holders of some specified percentage of the outstanding principal amount of the Senior Loan, which percentage varies depending on the relevant loan agreement. Certain decisions, such as reducing the amount or increasing the time for payment of interest on or repayment of principal of a Senior Loan, or releasing all or substantially all of the collateral therefor, frequently require the unanimous or consent of all Lenders affected.

     Pursuant to the terms of a loan agreement, the Fund as Agent typically has sole responsibility for servicing and administering a loan on behalf of the other Lenders. Each Lender in a Senior Loan is generally responsible for performing their own credit analysis and their own investigation of the financial condition of the Borrower. Generally, loan agreements will hold the Fund liable for any action taken or omitted that amounts to gross negligence or willful misconduct. In the event of a Borrower's default on a loan, the loan agreements provide that the Lenders do not have recourse against the Fund for its activities as Agent. Instead, Lenders will be required to look to the Borrower for recourse.

     Acting in the capacity of an Agent in a Senior Loan may subject the Fund to certain risks in addition to those associated with the Fund's role as a Lender. An Agent is charged with the above described duties and responsibilities to Lenders and Borrowers subject to the terms of the loan agreement. Failure to adequately discharge such responsibilities in accordance with the standard of care set forth in the loan agreement may expose the Fund to liability for breach of contract. If a relationship of trust is found between the Agent and the Lenders, the Agent will be held to a higher standard of conduct in administering the loan. In consideration of such risks, the Fund will invest no more than 20% of its total assets in Senior Loans in which it acts as an Agent or co-agent and the size of any individual loan will not exceed 5% of the Fund's total assets.

Lending Fees

     In the process of buying, selling and holding Senior Loans the Fund may receive and/or pay certain fees. These fees are in addition to interest payments received and may include facility fees, commitment fees, commissions and prepayment penalty fees. When the Fund buys a Senior Loan it may receive a facility fee and when it sells a Senior Loan it may pay a facility fee. On an ongoing basis, the Fund may receive a commitment fee based on the undrawn portion of the underlying line of credit portion of a Senior Loan. In certain circumstances, the Fund may receive a prepayment penalty fee upon the prepayment of a Senior Loan by a Borrower. Other fees received by the Trust may include covenant waiver fees and covenant modification fees.

Borrower Covenants

     A Borrower must comply with various restrictive covenants contained in a loan agreement. Such covenants, in addition to requiring the scheduled payment of interest and principal, may include restrictions on dividend payments and other distributions to stockholders, provisions requiring the Borrower to maintain specific minimum financial ratios, and limits on total debt. In addition, the loan agreement may contain a covenant requiring the Borrower to prepay the Senior Loan with any free cash flow. Free cash flow is generally defined as net cash flow after scheduled debt service payments and permitted capital expenditures, and includes the proceeds from asset dispositions or sales of securities. A breach of a covenant which is not waived by the Agent, or by the lenders directly, as the case may be, is normally an event of acceleration; i.e., the Agent, or the lenders directly, as the case may be, has the right to call the outstanding Senior Loan. The typical practice of an Agent or a Lender in relying exclusively or primarily on reports from the Borrower may involve a risk of fraud by the Borrower. In the case of a Senior Loan in the form of a participation, the agreement between the buyer and seller may limit the rights of the holder of a Senior Loan to vote on certain changes which may be made to the Loan Agreement, such as waiving a breach of a covenant. However, the holder of the participation will, in almost all cases, have the right to vote on certain fundamental issues such as changes in principal amount, payment dates and interest rate.

Administration of Loans

     In a typical Senior Loan, the Agent administers the terms of the loan agreement. In such cases, the Agent is normally responsible for the collection of principal and interest payments from the Borrower and the apportionment of these payments to the credit of all institutions which are parties to the Loan Agreement. The Fund will generally rely upon the Agent or an intermediate participant to receive and forward to the Fund its portion of the principal and interest payments on the Senior Loan. Furthermore, unless under the terms of a participation agreement the Fund has direct recourse against the Borrower, the Fund will rely on the Agent and the other members of the lending syndicate to use appropriate credit remedies against the Borrower. The Agent is typically responsible for monitoring compliance with covenants contained in the loan agreement based upon reports prepared by the Borrower. The seller of the Senior Loan usually does, but is often not obligated to, notify holders of Senior Loans of any failures of compliance. The Agent may monitor the value of the collateral and, if the value of the collateral declines, may accelerate the Senior Loan, may give the Borrower an opportunity to provide additional collateral or may seek other protection for the benefit of the participants in the Senior Loan. The Agent is compensated by the Borrower for providing these services under a loan agreement, and such compensation may include special fees paid upon structuring and funding the Senior Loan and other fees paid on a continuing basis. With respect to Senior Loans for which the Agent does not perform such administrative and enforcement functions, the Fund will perform such tasks on its own behalf, although a collateral bank will typically hold any collateral on behalf of the Fund and the other lenders pursuant to the applicable Loan Agreement.

     A financial institution's appointment as Agent may be terminated in the event that it fails to observe the requisite standard of care or becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership, or, if not FDIC insured, enters into bankruptcy proceedings. A successor Agent would generally be appointed to replace the terminated Agent, and assets held by the Agent under the loan agreement should remain available to holders of Senior Loans. However, if assets held by the Agent for the benefit of the Fund were determined to be subject to the claims of the Agent's general creditors, the Fund might incur certain costs and delays in realizing payment on a Senior Loan, or suffer a loss of principal and/or interest. In situations involving other intermediate participants similar risks may arise.

Prepayments

     Senior Loans may require, in addition to scheduled payments of interest and principal, the prepayment of the Senior Loan from free cash flow or asset sales. The degree to which Borrowers prepay Senior Loans, whether as a contractual requirement or at their election, may be affected by general business conditions, the financial condition of the Borrower and competitive conditions among Lenders, among others. As such, prepayments cannot be predicted with accuracy. Upon a prepayment, either in part or in full, the actual outstanding debt on which the Fund derives interest income will be reduced. However, the Fund may receive both a prepayment penalty fee from the prepaying Borrower and a facility fee upon the purchase of a new Senior Loan with the proceeds from the prepayment of the former. Prepayments generally will not materially affect the Fund's performance because the Fund should be able to reinvest prepayments in other Senior Loans that have similar or identical yields and because receipt of such fees may mitigate any adverse impact on the Fund's yield.

Other Information Regarding Senior Loans

     From time to time, the Adviser and its affiliates may borrow money from various banks in connection with their business activities. Such banks may also sell Senior Loans to or acquire them from the Fund or may be intermediate participants with respect to Senior Loans in which the Fund owns interests. Such banks may also act as Agents for Senior Loans held by the Fund.

     The Fund may acquire interests in Senior Loans which are designed to provide temporary or "bridge" financing to a Borrower pending the sale of identified assets or the arrangement of longer-term loans or the issuance and sale of debt obligations. The Fund may also invest in Senior Loans of Borrowers who have obtained bridge loans from other parties. A Borrower's use of bridge loans involves a risk that the Borrower may be unable to locate permanent financing to replace the bridge loan, which may impair the Borrower's perceived creditworthiness.

     To the extent that collateral consists of the stock of the Borrower's subsidiaries or other affiliates, the Fund will be subject to the risk that this stock will decline in value. Such a decline, whether as a result of bankruptcy proceedings or otherwise, could cause the Senior Loan to be undercollateralized or unsecured. In most credit agreements there is no formal requirement to pledge additional collateral. In addition, the Fund may invest in Senior Loans guaranteed by, or fully secured by assets of, shareholders or owners, even if the Senior Loans are not otherwise collateralized by assets of the Borrower; provided, however, that such guarantees are fully secured. There may be temporary periods when the principal asset held by a Borrower is the stock of a related company, which may not legally be pledged to secure a Senior Loan. On occasions when such stock cannot be pledged, the Senior Loan will be temporarily unsecured until the stock can be pledged or is exchanged for or replaced by other assets, which will be pledged as security for the Senior Loan. However, the Borrower's ability to dispose of such securities, other than in connection with such pledge or replacement, will be strictly limited for the protection of the holders of Senior Loans. During any such period in which the Senior Loan is temporarily unsecured, such Senior Loans will not be treated as secured Senior Loans for purposes of the Fund's policy of investing in normal circumstances at least 80% of its total assets in secured Senior Loans.

     If a Borrower becomes involved in bankruptcy proceedings, a court may invalidate the Fund's security interest in the loan collateral or subordinate the Fund's rights under the Senior Loan to the interests of the Borrower's unsecured creditors. Such action by a court could be based, for example, on a "fraudulent conveyance" claim to the effect that the Borrower did not receive fair consideration for granting the security interest in the loan collateral to the Fund. For Senior Loans made in connection with a highly leveraged transaction, consideration for granting a security interest may be deemed inadequate if the proceeds of the Loan were not received or retained by the Borrower, but were instead paid to other persons (such as shareholders of the Borrower) in an amount which left the Borrower insolvent or without sufficient working capital. There are also other events, such as the failure to perfect a security interest due to faulty documentation or faulty official filings, which could lead to the invalidation of the Fund's security interest in loan collateral. If the Fund's security interest in loan collateral is invalidated or the Senior Loan is subordinated to other debt of a Borrower in bankruptcy or other proceedings, it is unlikely that the Fund would be able to recover the full amount of the principal and interest due on the Loan.

Interest Rate and Other Hedging Transactions

     The Fund may enter into various interest rate hedging and risk management transactions. Certain of these interest rate hedging and risk management transactions may be considered to involve derivative instruments. A derivative is a financial instrument whose performance is derived at least in part from the performance of an underlying index, security or asset. The values of certain derivatives can be affected dramatically by even small market movements, sometimes in ways that are difficult to predict. There are many different types of derivatives, with many different uses. The Fund expects to enter into these transactions primarily to seek to preserve a return on a particular investment or portion of its portfolio, and may also enter into such transactions to seek to protect against decreases in the anticipated rate of return on floating or variable rate financial instruments the Fund owns or anticipates purchasing at a later date, or for other risk management strategies such as managing the effective dollar-weighted average duration of the Fund's portfolio. The Fund may also engage in hedging transactions to seek to protect the value of its portfolio against declines in net asset value resulting from changes in interest rates or other market changes. The Fund does not intend to engage in such transactions to enhance the yield on its portfolio to increase income available for distributions. Market conditions will determine whether and in what circumstances the Fund would employ any of the hedging and risk management techniques described below. The successful utilization of hedging and risk management transactions requires skills different from those needed in the selection of the Fund's portfolio securities. The Fund believes that the Adviser possesses the skills necessary for the successful utilization of hedging and risk management transactions. The Fund will incur brokerage and other costs in connection with its hedging transactions.

     The Fund may enter into interest rate swaps or purchase or sell interest rate caps or floors. Interest rate swaps involve the exchange by the Fund with another party of their respective obligations to pay or receive interest, e.g., an exchange of an obligation to make floating rate payments for an obligation to make fixed rate payments. For example, the Fund may seek to shorten the effective interest rate redetermination period of a Senior Loan in its portfolio with an interest rate redetermination period of one year. The Fund could exchange the Borrower's obligation to make fixed rate payments for one year for an obligation to make payments that readjust monthly. In such event, the Fund would consider the interest rate redetermination period of such senior bank loan to be the shorter period.

     The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payments of interest at the difference of the index and the predetermined rate on a notional principal amount (the reference amount with respect to which interest obligations are determined although no actual exchange of principal occurs) from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest at the difference of the index and the predetermined rate on a notional principal amount from the party selling such interest rate floor. The Fund will not enter into swaps, caps or floors if, on a net basis, the aggregate notional principal amount with respect to such agreements exceeds the net assets of the Fund. The Fund will not sell interest rate caps or floors that it does not own.

     In circumstances in which the Adviser anticipates that interest rates will decline, the Fund might, for example, enter into an interest rate swap as the floating rate payor or, alternatively, purchase an interest rate floor. In the case of purchasing an interest rate floor, if interest rates declined below the floor rate, the Fund would receive payments from its counterparty which would wholly or partially offset the decrease in the payments it would receive in respect of the portfolio assets being hedged. In the case where the Fund purchases such an interest rate swap, if the floating rate payments fell below the level of the fixed rate payment set in the swap agreement, the Fund's counterparty would pay the Fund amounts equal to interest computed at the difference between the fixed and floating rates over the notional principal amount. Such payments would offset or partially offset the decrease in the payments the Fund would receive in respect of floating rate portfolio assets being hedged.

     The successful use of swaps, caps and floors to preserve the rate of return on a portfolio of financial instruments depends on the Adviser's ability to predict correctly the direction and extent of movements in interest rates. Although the Fund believes that use of the hedging and risk management techniques described above will benefit the Fund, if the Adviser's judgment about the direction or extent of the movement in interest rates in incorrect, the Fund's overall performance would be worse than if it had not entered into any such transactions. For example, if the Fund had purchased an interest rate swap or an interest rate floor to hedge against its expectation that interest rates would decline but instead interest rates rose, the Fund would lose part or all of the benefit of the increased payments it would receive as a result of the rising interest rates because it would have to pay amounts to its counterparty under the swap agreement or would have paid the purchase price of the interest rate floor.

     Because these hedging transactions are entered into for good-faith risk management purposes, the Adviser and the Fund believe such obligations do not constitute senior securities. The Fund usually will enter into interest rate swaps on a net basis, i.e., where the two parties make net payments with the Fund receiving or paying, as the case may be, only the net amount of the two payments. The net amount of the excess, if any, of the Fund's obligations over its entitlements for each interest rate swap will be accrued and an amount of cash or liquid securities having an aggregate net asset value at least equal to the accrued excess will be maintained in a segregated account by the Fund's custodian. If the Fund enters into a swap on other than a net basis, the Fund will maintain in the segregated account the full amount of the Fund's obligations under each such swap. Accordingly, the Fund does not treat swaps as senior securities. The Fund may enter into swaps, caps and floors with member banks of the Federal Reserve System, members of the New York Stock Exchange or other entities determined by the Adviser, pursuant to procedures adopted and reviewed on an ongoing basis by the Board of Trustees, to be creditworthy. If a default occurs by the other party to such transaction, the Fund will have contractual remedies pursuant to the agreements related to the transaction but such remedies may be subject to bankruptcy and insolvency laws that could affect the Fund's rights as a creditor. The swap market has grown substantially in recent years with a large number of banks and financial services firms acting both as principals and as Agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid. Caps and floors are more recent innovations and they are less liquid than swaps. There can be no assurance, however, that the Fund will be able to enter into interest rate swaps or to purchase interest rate caps or floors at prices or on terms the Adviser believes are advantageous to the Fund. In addition, although the terms of interest rate swaps, caps and floors may provide for termination, there can be no assurance that the Fund will be able to terminate an interest rate swap or to sell or offset interest rate caps or floors that it has purchased.

     The Fund may also engage in credit derivative transactions. Default price risk derivatives are linked to the price of reference securities or loans after a default by the issuer or borrower, respectively. Market spread derivatives are based on the risk that changes in market factors, such as credit spreads, can cause a decline in the value of a security, loan or index. There are three basic transactional forms for credit derivatives; swaps, options and structured instruments. The use of credit derivatives is a highly specialized activity which involves strategies and risks different from those associated with ordinary portfolio security transactions. If the Adviser is incorrect in its forecasts of default risks, market spreads or other applicable factors, the investment performance of the Fund would diminish compared with what it would have been if these techniques were not used. Moreover, even if the Adviser is correct in its forecasts, there is a risk that a credit derivative position may correlate imperfectly with the price of the asset or liability being hedged. Credit derivative transaction exposure will be limited to 10% of the total assets of the Fund.

     New financial products continue to be developed and the Fund may invest in any such products as may be developed to the extent consistent with its investment objective and the regulatory and federal tax requirements applicable to investment companies.

                      REPURCHASE OFFER FUNDAMENTAL POLICY


     The Board of Trustees has adopted a resolution setting forth the Fund's fundamental policy that it will conduct quarterly Repurchase Offers (the "Repurchase Offer Fundamental Policy").

     The Repurchase Offer Fundamental Policy states that the Fund will make Repurchase Offers at periodic intervals of three months between Repurchase Request Deadlines, such Repurchase Request Deadlines to be on the first Friday on or after the 7th business day of the months of March, June, September and December. The Repurchase Offer Fundamental Policy also provides that the Pricing Date will be no later than 14 calendar days (or, if not a business day, the next business day) after each Repurchase Request Deadline.

     The Repurchase Offer Fundamental Policy may be changed only with approval of a majority of the Fund's outstanding voting securities.



                            MANAGEMENT OF THE FUND

Trustees and Officers

     The management of the Fund, including general supervision of the duties performed for the Fund under the Management Agreement, is the responsibility of the Board of Trustees of the Fund. The number of trustees of the Fund is currently set at six, one of whom is an "interested person" (as the term "interested" persons is defined in the 1940 Act) and five of whom are not "interested" persons. None of the trustees who are not "interested" persons of the Fund has ever been a director or employee of, or consultant to, Nuveen or its affiliates. The names and business addresses of the trustees and officers of the Fund and their principal occupations and other affiliations during the past five years are set forth below, with those trustees who are "interested persons" of the Fund indicated by an asterisk.

                              Date of       Positions and          Principal Occupations During Past
     Name and Address          Birth    Offices with the Fund                 Five Years
---------------------------  ---------  ---------------------    -------------------------------------
Timothy R. Schwertfeger*      3/28/49   Chairman, President      Chairman since July 1, 1996 of The
333 West Wacker Drive                   and Trustee              John Nuveen Company, John Nuveen &
Chicago, IL  60606                                               Co. Incorporated, Nuveen Advisory
                                                                 Corp. and

                              Date of       Positions and          Principal Occupations During Past
     Name and Address          Birth    Offices with the Fund                 Five Years
---------------------------  ---------  ---------------------    -------------------------------------

                                                                 Nuveen Institutional Advisory
                                                                 Corp.; prior thereto, Executive Vice
                                                                 President and Director of The John
                                                                 Nuveen Company, John Nuveen &
                                                                 Co. Incorporated, Nuveen Advisory
                                                                 Corp. and Nuveen Institutional
                                                                 Advisory Corp.; Chairman and
                                                                 Director (since January 1997) of
                                                                 Nuveen Asset Management, Inc.;
                                                                 Director (since 1996) of Institutional
                                                                 Capital Corporation; Chairman and
                                                                 Director of Rittenhouse Financial
                                                                 Services Inc. (since 1999); Chief
                                                                 Executive Officer and Director of
                                                                 the Adviser (since September 1999).

James E. Bacon                2/27/31       Trustee              Business consultant; formerly, Director
114 W. 4th St.                                                   of Lone Star Industries, Inc. (cement);
New York, NY  10036                                              retired.

Jack B. Evans                10/22/48       Trustee              President, The Hall-Perrine
115 Third Street, S.E.                                           Foundation, a private philanthropic
Cedar Rapids, IA  52401                                          corporation (since 1996); formerly,
                                                                 President and Chief Operating
                                                                 Officer, SCI Financial Group, Inc.,
                                                                 a regional financial services firm.

William L. Kissick            7/29/32       Trustee              Professor, School of Medicine and
University of Pennsylvania                                       the Wharton School of Management and
224 NEB/2L                                                       Chairman, Leonard Davis Institute of
Philadelphia, PA  19104                                          Health Economics, University of
                                                                 Pennsylvania.

Thomas E. Leafstrand         11/11/31       Trustee              Retired, previously Vice President
412 W. Franklin                                                  in charge of Municipal Underwriting
Wheaton, IL  60187                                               and Dealer Sales at The Northern
                                                                 Trust Company.

Sheila W. Wellington          2/24/32       Trustee              President (since 1993) of Catalyst
250 Park Avenue                                                  (a not-for-profit organization
New York, NY  10003                                              focusing on women's leadership
                                                                 development in business and the
                                                                 professions).

                              Date of       Positions and          Principal Occupations During Past
     Name and Address          Birth    Offices with the Fund                 Five Years
---------------------------  ---------  ---------------------  -------------------------------------

Alan G. Berkshire            12/28/60    Vice President and    Senior Vice President (since May 1999,
333 West Wacker Drive                    Assistant Secretary   formerly Vice President and General
Chicago, IL  60606                                             Counsel (since September 1997) and
                                                               Secretary (since May 1998) of Nuveen
                                                               Investments and The John Nuveen
                                                               Company; Vice President (since Sept. 1997)
                                                               and Secretary (since July 1999)
                                                               of Nuveen Advisory Corp. and Nuveen
                                                               Institutional Advisory Corp.; Senior Vice
                                                               President and Secretary (since September
                                                               1999) of the Adviser, prior thereto, Partner
                                                               in the law firm of Kirkland & Ellis.

Peter H. D'Arrigo            11/28/67    Vice President and    Vice President of Nuveen Investments
333 West Wacker Drive                         Treasurer        (January 1999); Vice President and
Chicago, IL  60606                                             Treasurer of the Adviser (since
                                                               September 1999); prior thereto,
                                                               Assistant Vice President (January 1997);
                                                               formerly, Associate of John Nuveen &
                                                               Co. Incorporated; Chartered Financial
                                                               Analyst.

Lorna C. Ferguson            10/24/45    Vice President        Vice President of Nuveen Investments;
333 West Wacker Drive                                          Vice President (since January 1998) of
Chicago, IL  60606                                             Nuveen Advisory Corp. and Nuveen
                                                               Institutional Advisory Corp.

Stephen D. Foy                5/31/54    Vice President and    Vice President of Nuveen Investments;
333 West Wacker Drive                        Controller        Vice President of the Adviser (since
Chicago, IL   60606                                            September 1999) Certified Public
                                                               Accountant.

Jeffrey W. Maillet            9/30/56    Vice President        Executive Managing Director of the
333 West Wacker Drive                                          Adviser (since September 1999);
Chicago, IL   60606                                            prior thereto, Senior Vice President
                                                               of Van Kampen Investment Advisory Corp.
                                                               (since 1989); prior to 1989, assistant
                                                               portfolio manager and credit officer
                                                               for The Pilgrim Group.

Larry W. Martin               7/27/51    Vice President and    Vice President, Assistant Secretary
333 West Wacker Drive                    Assistant Secretary   and Assistant General Counsel of
Chicago, IL   60606                                            Nuveen Investments; Vice President
                                                               and Assistant Secretary of Nuveen
                                                               Advisory Corp. and Nuveen Institutional
                                                               Advisory Corp.; Vice President and
                                                               Assistant Secretary (since January 1997)
                                                               of Nuveen Asset Management, Inc.;
                                                               Assistant Secretary of The John Nuveen
                                                               Company; Vice President and Assistant
                                                               Secretary of the Adviser (since
                                                               September 1999).


                         Date of       Positions and        Principal Occupations During Past
   Name and Address       Birth    Offices with the Fund               Five Years
----------------------  ---------  ---------------------  -------------------------------------

Gifford R. Zimmerman      9/9/56    Vice President and    Vice President, Assistant Secretary
333 West Wacker Drive                    Secretary        and Associate General Counsel of
Chicago, IL   60606                                       Nuveen Investments; Vice President
                                                          and Assistant Secretary of Nuveen
                                                          Advisory Corp. and Nuveen
                                                          Institutional Advisory Corp. (since
                                                          May 1993); Vice President and
                                                          Assistant Secretary of the Adviser
                                                          (since September 1999); Assistant
                                                          Secretary, The John Nuveen Company
                                                          (since May 1994); Chartered Financial
                                                          Analyst.


     Jeffrey W. Maillet is portfolio manager of the Fund. Mr. Maillet has more than 18 years of experience in Senior Loan fund management and has managed the purchase of more than 2,000 senior secured bank issues totaling in excess of $25 billion.

     William L. Kissick and Timothy R. Schwertfeger serve as members of the Executive Committee of the Board of Trustees of the Fund. The Executive Committee, which meets between regular meetings of the Board of Trustees, is authorized to exercise all of the powers of the Board of Trustees. Mr. Schwertfeger is also a director or trustee, as the case may be, of 102 Nuveen open-end and closed-end funds advised by Nuveen Advisory Corp. and Nuveen Institutional Advisory Corp. ("NIAC").

     The other trustees of the Trust are directors or trustees, as the case may be, of 9 Nuveen open-end funds and 5 Nuveen closed-end funds advised by NIAC and one other fund advised by the Adviser.

     The following table sets forth compensation paid by the Fund to each of the trustees from inception to the fiscal year ended May 31, 2000 the total compensation paid by the Complex from June 1, 1999 through May 31, 2000 and the amounts each Trustee deferred. The Fund has no retirement or pension plans. The officers and trustees affiliated with Nuveen serve without any compensation from the Fund.

                                  Aggregate                   Total Compensation
                                Compensation              From Fund and Fund Complex      Deferred Compensation Payable
Name of Trustee                   From Fund                  Paid to Trustees (2)              from the Trust (3)
---------------             -----------------------       ----------------------------    -----------------------------
James E. Bacon...........                   $   622                        $    45,500                      $    20,000
Jack B. Evans............                   $   622                        $    45,500                      $    20,914
William L. Kissick.......                   $   622                        $    45,500                      $    18,000
Thomas E. Leafstrand.....                   $   622                        $    45,700                      $    21,750
Sheila W. Wellington.....                   $   622                        $    45,500                      $    41,829

(1) The compensation paid to the independent trustees for the fiscal year ended May 31, 2000 for services to the Fund.

(2) Based on the compensation paid to the independent trustees for the fiscal year ended May 31, 2000 for services to the eleven open-end and closed-end funds advised by NIAC and two funds advised by the Adviser.

(3) Pursuant to a deferred compensation agreement with the Complex, deferred amounts are treated as though an equivalent dollar amount has been invested in shares of one or more eligible Nuveen Funds. The amounts provided are the total deferred fees (including the return from the assumed investment in the eligible Nuveen Funds) payable from the Complex.

     The Fund has no employees. Its officers are compensated by the Adviser or Nuveen.

     Each trustee who is not affiliated with the Adviser receives a $35,000 annual retainer for serving as a director or trustee of all funds for which the Adviser and NIAC serves as investment adviser or manager and a $1,000 fee per day plus expenses for attendance at all meetings held on a day on which a regularly scheduled Board meeting is held, a $500 fee per day plus expenses for attendance in person or a $500 fee per day plus expenses for attendance by telephone at a meeting held on a day on which no regular Board meeting is held and a $100 fee per day plus expenses for attendance in person or by telephone at a meeting of the Executive Committee held solely to declare dividends. The annual retainer, fees and expenses are allocated among the funds for which the Adviser and NIAC serves as investment adviser or manager on the basis of relative net asset sizes. The Trust requires no employees other than its officers, all of whom are compensated by the Adviser or Nuveen.

     The John Nuveen Company ("JNC") maintains its charitable contributions programs to encourage the active support and involvement of individuals in the civic activities of their community. These programs include a matching contributions program and a direct contributions program.


     The independent directors of the funds managed by the Adviser and NIAC are eligible to participate in the charitable contributions program of JNC. Under the matching program, JNC will match the personal contributions of a director to
Section 501(c)(3) organizations up to an aggregate maximum amount of $10,000 during any calendar year. Under its direct (non-matching) program, JNC makes contributions to qualifying Section 501(c)(3) organizations, as approved by the Corporate Contributions Committee of JNC. The independent directors are also eligible to submit proposals to the committee requesting that contributions be made under this program to Section 501(c)(3) organizations identified by the director, in an aggregate amount not to exceed $5,000 during any calendar year. Any contribution made by JNC under the direct program is made solely at the discretion of the Corporate Contributions Committee.


     As of August 31, 2000, the officers and directors of the Fund, in the aggregate, own less than 1% of the shares of the Fund.


     The following table sets forth the percentage ownership of each person, who, as of September 18, 2000, owns of record, or is known by Registrant to own of record or beneficially 5% or more of any class of the Fund's shares.




              5% AND ABOVE OWNERS OF FLOATING RATE AS OF 9/18/00

--------------------------------------------------------------------------------
                                                       Percentage of Share Class
Name of Class     Name and Address of Owner            Ownership
--------------------------------------------------------------------------------
Class A           LPL FINANCIAL SERVICES                                  27.47%
--------------------------------------------------------------------------------
                  AC 7223-3173
--------------------------------------------------------------------------------
                  9785 TOWNE CENTRE DRIVE
--------------------------------------------------------------------------------
                  SAN DIEGO CA 92121-1968
--------------------------------------------------------------------------------
                  MESIROW FINANCIAL INC                                   10.76%
--------------------------------------------------------------------------------
                  AC 7377-2622
--------------------------------------------------------------------------------
                  350 NORTH CLARK STREET
--------------------------------------------------------------------------------
                  CHICAGO IL 60610-4796
--------------------------------------------------------------------------------
                  RICHARD STRASSER                                         5.61%
--------------------------------------------------------------------------------
                  FOR JOSEPH E STRASSER IRREV TR
--------------------------------------------------------------------------------
                  123 KEMP RD EAST
--------------------------------------------------------------------------------
                  GREENSBORO NC 27410
--------------------------------------------------------------------------------
                  RICHARD STRASSER                                         5.61%
--------------------------------------------------------------------------------
                  FOR SIMON RICHARD STRASSER IRREV TR
--------------------------------------------------------------------------------
                  123 KEMP RD EAST
--------------------------------------------------------------------------------
                  GREENSBORO NC 27410
--------------------------------------------------------------------------------
                  THE CHASE MANHATTAN BANK CUST                            5.54%
--------------------------------------------------------------------------------
                  JAMES A DELLIGATTI R/O IRA
--------------------------------------------------------------------------------
                  108 SEBAGO LAKE DR
--------------------------------------------------------------------------------
                  SEWICKLEY PA 15143
--------------------------------------------------------------------------------
                  RICHARD STRASSER                                         5.38%
--------------------------------------------------------------------------------
                  AND PAULINE STRASSER
--------------------------------------------------------------------------------
                  123 KEMP RD EAST
--------------------------------------------------------------------------------
                  GREENSBORO NC 27410
--------------------------------------------------------------------------------
Class B           MLPF&S FOR THE BENEFIT OF ITS                           16.26%
--------------------------------------------------------------------------------
                  CUSTOMERS
--------------------------------------------------------------------------------
                  ATTN FUND ADMIN/
--------------------------------------------------------------------------------
                  4800 DEER LAKE DR E FL 3
--------------------------------------------------------------------------------
                  JACKSONVILLE FL 32246-6484
--------------------------------------------------------------------------------
                  NFSC FEBO W41-016900                                     7.34%
--------------------------------------------------------------------------------
                  MEDICAL SELECT MANAGEMENT
--------------------------------------------------------------------------------
                  201 MAIN ST SUITE 1000
--------------------------------------------------------------------------------
                  FORT WORTH TX 76102
--------------------------------------------------------------------------------
Class C           MLPF&S FOR THE BENEFIT OF ITS                           19.39%
--------------------------------------------------------------------------------
                  CUSTOMERS
--------------------------------------------------------------------------------
                  ATTN FUND ADMIN/
--------------------------------------------------------------------------------
                  4800 DEER LAKE DR E FL 3
--------------------------------------------------------------------------------
                  JACKSONVILLE FL 32246-6484
--------------------------------------------------------------------------------
Class R           JOHN NUVEEN & COMPANY                                   89.11%
--------------------------------------------------------------------------------
                  FLOATING RATE FUND SUBSC ACCT SEED MON
--------------------------------------------------------------------------------
                  ATTN DARLENE CRAMER
--------------------------------------------------------------------------------
                  333 W. WACKER DR., CHICAGO IL 60606
--------------------------------------------------------------------------------


            INVESTMENT ADVISER AND INVESTMENT MANAGEMENT AGREEMENT

     The Adviser acts as investment adviser to the Fund with responsibility for the overall management of the Fund. Its address is 333 West Wacker Drive, Chicago, Illinois 60606. The Adviser also is responsible for managing the Fund's business affairs and providing day-to-day administrative services to the Fund. For additional information regarding the management services performed by the Adviser, see "Management of the Fund" in the Prospectus.

     Pursuant to an investment management agreement between the Adviser and the Fund, the Fund has agreed to pay for the services and facilities provided by the Adviser an annual management fee, payable on a monthly basis, according to the following schedule.

Average Daily Managed Assets*                     Management Fee
-----------------------------                     --------------

Less than $1.0 billion                              .7500 of 1%
$1.0 billion to $2.0 billion                        .7375 of 1%
$2.0 billion to $5.0 billion                        .7250 of 1%
$5.0 billion to $10.0 billion                       .7000 of 1%
$10.0 billion and over                              .6750 of 1%

*For purposes of calculation of the management fee, the Fund's "managed assets" shall mean the average daily gross asset value of the Fund, minus the Fund's accrued liabilities (other than the principal amount of any borrowings incurred, commercial paper or notes issued by the Fund).

     The Adviser has entered into a voluntarily expense limitation agreement for each class of shares which may be modified or discontinued without notice at the Adviser's discretion. During the period November 29, 1999 (commencement of operations) through May 31, 2000, the Fund did not pay the Adviser a net management fee due to the voluntary expense limitation.

     In addition to the management fee, the Fund pays all other costs and expenses of its operations and a portion of the Fund's general administrative expenses.

     The Adviser is a wholly owned subsidiary of The John Nuveen
Company ("Nuveen") and is an affiliated entity of Nuveen, the Fund's principal underwriter. Nuveen and its affiliates have sponsored or underwritten more than $60 billion of investment company securities. Over 1,300,000 individuals have invested to date in Nuveen investment products. Founded in 1898, Nuveen is a subsidiary of The John Nuveen Company which, in turn, is approximately 77% owned by The St. Paul Companies, Inc. ("St. Paul"). St. Paul is located in St. Paul, Minnesota and is principally engaged in providing property-liability insurance through subsidiaries.

     The Fund, the other Nuveen funds, the Adviser and other related entities have adopted a code of ethics which essentially prohibits all Nuveen fund management personnel, including Nuveen fund portfolio managers, from engaging in personal investments which compete or interfere with, or attempt to take advantage of, the Fund's anticipated or actual portfolio transactions, and is designed to assure that the interests of Fund shareholders are placed before the interests of Nuveen personnel in connection with personal investment transactions.


                           DISTRIBUTION ARRANGEMENTS

     The Fund has entered into an Underwriting Agreement with Nuveen (the "Underwriting Agreement"), which has been filed as an exhibit to the Registration Statement. The summary of the Underwriting Agreement contained herein is qualified by reference to the Underwriting Agreement. Subject to the terms and conditions of the Underwriting Agreement, the Fund may issue and sell shares of the Fund from time to time through Nuveen, which is the principal underwriter of the shares, and through certain broker-dealers and other financial services firms which have entered into dealer agreements with Nuveen ("Authorized Dealers"). Each class of shares is offered on a continuous basis, at net asset value per share. Shareholders have the option of submitting shares for repurchase quarterly.

     Nuveen is the principal underwriter and distributor of the Fund's shares and acts as agent of the Fund in the offering of the Fund's shares. The Fund and Nuveen reserve the right to withdraw, cancel or modify the offering of shares during the Initial Offering Period without notice and the Fund reserves the right to refuse any order for shares in whole or in part.



     In addition to the discounts or commissions described above, Nuveen may, from time to time, pay or allow additional discounts, commissions or promotional incentives, in the form of cash compensation, to Authorized Dealers that sell shares of the Fund. In some instances, such discounts, commissions or other incentives will be offered only to certain Authorized Dealers that sell or are expected to sell during specified time periods certain minimum amounts of shares of the Fund, or other funds underwritten by Nuveen.

     Nuveen and Authorized Dealers sell shares of the Fund in a continuous offering through Nuveen and Authorized Dealers at the public offering price, which will be the net asset value per share next determined after receipt of an order by Nuveen.

     Settlements of sales of shares will normally occur on the third business day following the date on which any such sales are made.

     The Fund anticipates that, from time to time, certain Authorized Dealers may act as brokers or dealers in connection with the execution of its portfolio transactions.

     Share certificates will not be issued unless requested in writing and may not be available for certain types of account registrations. It is recommended that investors not request share certificates unless needed for a specific purpose. Delays may be experienced in the share repurchase procedure, described below, if share certificates have been issued. A lost or destroyed certificate is difficult to replace and can be expensive to the shareholder (a bond value of 2% or more of the certificate value is normally required).

     Brokers, banks and other financial service providers may provide administrative services related to order placement and payment to facilitate transactions in shares of the Fund for their clients, and Nuveen may pay them a transaction fee up to the level of the discount or commission allowable or payable to the Authorized Dealers, as described above. Banks are currently prohibited under the Glass-Steagall Act from providing certain underwriting or distribution services. Brokers, banks or other financial service providers may be subject to various state laws regarding the services described above and may be required to register as dealers pursuant to state law. If banking firms were prohibited from acting in any capacity or providing any of the described services, management would consider what action, if any, would be appropriate. Nuveen does not believe that termination of a relationship with a bank would result in any material adverse consequences to the Fund.

     Orders for the purchase of shares are confirmed at a price based on the net asset value per share of the Fund next determined after receipt in good order by Nuveen of the order accompanied by payment. However, orders received by Authorized Dealers prior to the determination of net asset value and received in good order by Nuveen prior to the close of its business day will be confirmed at a price based on the net asset value per share on that day. The Fund reserves the right to determine its net asset value more frequently than once a day if deemed desirable. Authorized Dealers are obligated to transmit orders promptly. Collection may take significantly longer for a check drawn on a foreign bank than for a check drawn on a domestic bank. Therefore, if an order is accompanied by a check drawn on a foreign bank, funds must normally be collected before shares will be purchased.

     Authorized Dealers provide varying arrangements for their clients to purchase, and submit to the Fund for repurchase the Fund's shares. Some may establish higher minimum investment requirements than set forth above. Authorized Dealers may arrange with their clients for other investment or administrative services. Such Authorized Dealers may independently establish and charge additional amounts to their clients for such services, which charges would reduce the clients' return. Authorized Dealers also may hold the Fund's shares in nominee or street name as agent for and on behalf of their customers. In such instances, the Fund's transfer agent will have no information with respect to or control over the accounts of specific shareholders. Such shareholders may obtain access to their accounts and information about their accounts only from their Authorized Dealer. Certain of these Authorized Dealers may receive compensation from the Fund through Nuveen for record keeping and other expenses relating to these nominee accounts. In addition, certain privileges with respect to the purchase and repurchase of shares or the reinvestment of dividends may not be available through such Authorized Dealers. Some Authorized Dealers may participate in a program allowing them access to their clients' accounts for servicing, including, without limitation, transfers or registration and dividend payee changes; and may perform functions such as generation of confirmation statements and disbursement of cash dividends. Such Authorized Dealers, including affiliates of Nuveen, may receive compensation from the Fund for these services. This Prospectus should be read in connection with such Authorized Dealers' materials regarding their fees and services.


Distribution Expenses

     Nuveen serves as the selling agent and distributor of the Fund's shares. In this capacity, Nuveen manages the offering of the Fund's shares and is responsible for all sales and promotional activities. In order to reimburse Nuveen for its costs in connection with these activities, including compensation paid to Authorized Dealers, the Fund has adopted a distribution and service plan.

     Nuveen receives the distribution fee for Class B and Class C shares primarily for providing compensation to Authorized Dealers, including Nuveen, in connection with the distribution of shares. Nuveen uses the service fee for Class A, Class B, and Class C shares to compensate Authorized Dealers, including Nuveen, for providing account services to shareholders. These services may include establishing and maintaining shareholder accounts, answering shareholder inquiries, and providing other personal services to shareholders. These fees also compensate Nuveen for other expenses, including printing and distributing prospectuses to persons other than shareholders, the expenses of preparing, printing, and distributing advertising and sales literature and reports to shareholders used in connection with the sale of shares. Because these fees are paid out of the Fund's assets on an on-going basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.

     For the period November 30, 1999 (commencement of operations) through May 31, 2000, the Fund incurred distribution and service fees as follows:

                   Class A    $  1,800
                   Class B    $ 27,026*
                   Class C    $120,388

*The Adviser voluntarily waived $3,002 of the Class B distribution fee during the period.


     Certain Trustees or officers of the Fund are also Trustees or officers of the Adviser or of Nuveen, as indicated under "Officers and Trustees."


                            PORTFOLIO TRANSACTIONS

     The Adviser is responsible for decisions to buy and sell securities for the Fund and for the placement of the Fund's securities business, the negotiation of the prices to be paid for principal trades and the allocation of its transactions among various dealer firms. Portfolio securities will normally be purchased directly from an underwriter or in the over-the-counter market from the principal dealers in such securities, unless it appears that a better price or execution may be obtained through other means. Portfolio securities will not be purchased from Nuveen or its affiliates except in compliance with the 1940 Act.

     With respect to interests in Senior Loans, the Fund generally will engage in privately negotiated transactions for purchase or sale in which the Adviser will negotiate on behalf of the Fund, although a more developed market may exist for certain Senior Loans. The Fund may be required to pay fees, or forgo a portion of interest and any fees payable to the Fund, to the Lender selling Participations or Assignments to the Fund. The Adviser will determine the Lenders from whom the Fund will purchase Assignments and Participations by considering their professional ability, level of service, relationship with the Borrower, financial condition, credit standards and quality of management. Although the Fund intends generally to hold interests in Senior Loans until maturity or prepayment of the Senior Loan, the illiquidity of many Senior Loans may restrict the ability of the Adviser to locate in a timely manner persons willing to purchase the Fund's interests in Senior Loans at a fair price should the Fund desire to sell such interests. See "Risks" in the Prospectus.

     The Fund expects that substantially all other portfolio transactions will be effected on a principal (as opposed to an agency) basis and, accordingly, does not expect to pay any brokerage commissions. Purchases from underwriters will include a commission or concession paid by the issuer to the underwriter, and purchases from dealers will include the spread between the bid and asked price. It is the policy of the Adviser to seek the best execution under the circumstances of each trade. The Adviser evaluates price as the primary consideration, with the financial condition, reputation and responsiveness of the dealer considered secondary in determining best execution. Given the best execution obtainable, it will be the Adviser's practice to select dealers which, in addition, furnish research information (primarily credit analyses of issuers and general economic reports) and statistical and other services to the Adviser. It is not possible to place a dollar value on information and statistical and other services received from dealers. Since it is only supplementary to the Adviser's own research efforts, the receipt of research information is not expected to reduce significantly the Adviser's expenses. While the Adviser will be primarily responsible for the placement of the business of the Fund, the policies and practices of the Adviser in this regard must be consistent with the foregoing and will, at all times, be subject to review by the Board of Trustees of the Fund.

     The Adviser may manage other investment accounts and investment companies for other clients which have investment objectives similar to those of the Fund. Subject to applicable laws and regulations, the Adviser seeks to allocate portfolio transactions equitably whenever concurrent decisions are made to purchase or sell securities by the Fund and another advisory account. In making such allocations the main factors to be considered will be the respective investment objectives, the relative size of portfolio holdings of the same or comparable securities, the availability of cash for investment and the size of investment commitments generally held. While this procedure could have a detrimental effect on the price or amount of the securities available to the Fund from time to time, it is the opinion of the Board of Trustees that the benefits available from the Adviser's organization will outweigh any disadvantage that may arise from exposure to simultaneous transactions.

     Under the 1940 Act, the Fund may not purchase portfolio securities from any underwriting syndicate of which Nuveen is a member except under certain limited conditions set forth in Rule 10f-3. The rule sets forth requirements relating to, among other things, the terms of an issue purchased by the Fund, the amount which may be purchased in any one issue and the assets of the Fund that may be invested in a particular issue. In addition, purchases of securities made pursuant to the terms of the rule must be approved at least quarterly by the Board of Trustees of the Fund, including a majority of the members thereof who are not interested persons of that Fund.


                             LIQUIDITY REQUIREMENTS

     From the time that the Fund sends a Notification to shareholders until the Pricing Date, the Fund will maintain a percentage of the Fund's assets equal to at least 100 percent of the Repurchase Offer Amount in assets: (a) that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the asset within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline; or (b) that mature by the next Repurchase Payment Deadline.

     In the event that the Fund's assets fail to comply with the requirements in the preceding paragraph, the Board shall cause the Fund to take such action as the Board deems appropriate to ensure compliance.

                                NET ASSET VALUE

     The Fund's net asset value per share is determined as of the close of trading (normally 4:00 p.m. eastern time) on each day the New York Stock Exchange is open for business. Net asset value is calculated by taking the fair value of the Fund's total assets, including interest or dividends accrued but not yet collected, less liabilities, and dividing by the total number of shares outstanding. The result rounded to the nearest cent, is the net asset value per share.

     The Senior Loans in which the Fund will invest generally are not listed on any securities exchange. Certain Senior Loans are traded by institutional investors in an over-the-counter secondary market for Senior Loan obligations that has developed over the past several years. This secondary market for those Senior Loans generally is comparatively illiquid relative to markets for other income securities and no active trading market exists for many Senior Loans. In determining net asset value, the Fund will utilize the valuations of Senior Loans furnished to the Adviser by one or more independent third-party pricing services approved by the Board of Trustees. The Board of Trustees has reviewed the various alternatives for pricing the Fund's portfolio of Senior Loans and has determined that the use of a pricing service is a reasonable, fair and appropriate method of valuing Senior Loans. [The Adviser has entered into agreements with pricing service providers to provide pricing services for the Fund. The Agreements are terminable by either party upon notice. The Agreements provide that a pricing service provider assumes no fiduciary responsibility to the Fund or to any investor in the Fund, and that the pricing service provider will have no liability under the Agreement to any third party, including any investor in the Fund. The Agreements provide that a pricing service provider will be indemnified by the Adviser unless the pricing service provider has acted with willful misconduct.] Each pricing service provider is explicitly permitted to act as principal for its own account in connection with the purchase and sale (from or to the Fund or otherwise) of any Senior Loan at any price simultaneously while it provides pricing services to the Fund. Furthermore, the pricing service provider can only provide valuations for a limited number of the Senior Loans that may trade form time to time in the market. A pricing service provider has no obligation to provide a valuation for a Senior Loan if it believes that it cannot determine such a valuation. Their can be no assurance that a pricing service provider will continue to provide these services or will provide a value for each Senior Loan held by the Fund. However, the Adviser believes that if a pricing service provider declines to continue to act as such for the Fund, or does not provide values for a significant portion of the Senior Loans in the Fund's portfolio, one or more alternative independent third-party service providers will be available to provide comparable services on similar terms. During any period in which no pricing service provider is acting as such for the Fund, or for any Senior Loan for which no value from a pricing service provider is available, the Adviser will value the Fund's Senior Loans as described below.

     A pricing service provider typically will value Senior Loans at the mean of the highest bona fide bid and lowest bona fide ask prices when current quotations are readily available. Senior Loans for which current quotations will not be readily available are valued at a fair value as determined by the pricing service using a wide range of market data and other information and analysis, including credit considerations considered relevant by the pricing service provider to determine valuations. The procedures of any pricing service provider and its valuations will be reviewed by the officers of the Adviser under the general supervision of the Board of Trustees. If the Adviser believes that a value provided by a pricing service does not represent a fair value as a result of information, specific to that Senior Loan or Borrower or its affiliates, which the Adviser believes that the pricing agent may not be aware, the Adviser may in its discretion value the Senior Loan subject to procedures approved by the Board of Trustees and reviewed on a periodic basis, and the Fund will utilize that price instead of the price as determined by the pricing service provider. In addition to such information, if any, the Adviser will consider, among other factors, (i) the creditworthiness of the Borrower and (ii) the current interest rate, the period until next interest rate reset and maturity of such Senior Loan interests in determining a fair value of a Senior Loan. If the pricing service provider does not provide a value for a Senior Loan or if no pricing service provider is then acting, a value will be determined by the Adviser.

     It is expected that the Fund's net asset value will fluctuate as a function of interest rate and credit factors. Because of the short-term nature of such instruments, however, the Fund's net asset value is expected to fluctuate less in response to changes in interest rates than the net asset values of investment companies with portfolios consisting primarily of longer term fixed-income securities.

     Because a secondary trading market in Senior Loans has not yet fully developed, a pricing service or the Adviser may not rely solely on but may consider, to the extent they believe such information to be reliable, prices or quotations provided by banks, dealers or other pricing service providers with respect to secondary market transactions in Senior Loans. To the extent that an active secondary trading market in Senior Loan interests develops to a reliable degree, a pricing service provider may rely to an increasing extent on such market prices and quotations in reviewing the valuations of the Senior Loan interests in the Fund's portfolio. The development of an active trading market in Senior Loans may, however, result in increased fluctuations in the market price for Senior Loans. Although the Fund's policy of acquiring interests in floating rate Senior Loans is intended to minimize fluctuations in net asset value resulting from changes in market interest rates, the Fund's net asset value will fluctuate. In light of the senior nature of Senior Loan interests that may be included in the Fund's portfolio and taking into account the Fund's access to non-public information with respect to Borrowers relating to such Senior Loan interests, the Adviser does not currently believe that consideration on a systematic basis of ratings provided by any nationally recognized statistical rating organization or price fluctuations with respect to long- or short-term debt of such Borrowers subordinate to the Senior Loans of such Borrowers is necessary in order to review the value of such Senior Loan interests. Accordingly, the Adviser generally will not systematically consider (but may consider in certain instances) and, in any event, will not rely solely upon such ratings or price fluctuations in determining or reviewing valuations of Senior Loan interests in the Fund's portfolio.

     Other portfolio securities (other than short-term obligations, but including listed issues) may be valued on the basis of prices furnished by one or more pricing services which determine prices for normal, institutional-size trading units of such securities using market information, transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders. In certain circumstances, portfolio securities will be valued at the last sale price on the exchange that is the primary market for such securities, or the last quoted bid price for those securities for which the over-the-counter market is the primary market or for listed securities in which there were no sales during the day. The value of interest rate swaps will be determined in accordance with a discounted present value formula and then confirmed by obtaining a bank quotation.

     Short-term obligations which mature in 60 days or less will be valued at amortized cost, if their original term to maturity when acquired by the Fund was 60 days or less, or will be valued at amortized cost using their value on the 61st day prior to maturity, if their original term to maturity when acquired by the Fund was more than 60 days, unless in each case this is determined not to represent fair value. Repurchase agreements will be valued at cost plus accrued interest. Securities for which there exist no price quotations or valuations and all other assets will be valued at a fair value as determined in good faith by or on behalf of the trustees.

     Other portfolio securities (other than short-term obligations, but including listed issues) may be valued on the basis of prices furnished by one or more pricing services which determine prices for normal, institutional-size trading units of such securities using market information, transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders. In certain circumstances, portfolio securities will be valued at the last sale price on the exchange that is the primary market for such securities, or the last quoted bid price for those securities for which the over-the-counter market is the primary market or for listed securities in which there were no sales during the day. The value of interest rate swaps will be determined in accordance with a discounted present value formula and then confirmed by obtaining a bank quotation.

     Short-term obligations which mature in 60 days or less will be valued at amortized cost, if their original term to maturity when acquired by the Fund was 60 days or less, or will be valued at amortized cost using their value on the 61st day prior to maturity, if their original term to maturity when acquired by the Fund was more than 60 days, unless in each case this is determined not to represent fair value. Repurchase agreements will be valued at cost plus accrued interest. Securities for which there exist no price quotations or valuations and all other assets will be valued at a fair value as determined in good faith by or on behalf of the trustees.

                                  TAX MATTERS

     Set forth below is a discussion of certain U.S. Federal income tax issues concerning the Fund and the purchase, ownership, and disposition of Fund shares. This discussion does not purport to be complete or to deal with all aspects of federal income taxation that may be relevant to shareholders in light of their particular circumstances. This discussion is based upon present provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the regulations promulgated thereunder, and judicial and administrative ruling authorities, all of which are subject to change, which change may be retroactive. Prospective investors should consult their own tax advisers with regard to the federal tax consequences of the purchase, ownership, or disposition of Fund shares, as well as the tax consequences arising under the laws of any state, foreign country, or other taxing jurisdiction.

Federal Income Tax Matters

     The following discussion of federal income tax matters is based upon the advice of Bell, Boyd and Lloyd LLC, special counsel to the Fund.

     The Fund intends to qualify under Subchapter M of the Code for tax treatment as a regulated investment company. In order to qualify as a regulated investment company, the Fund must satisfy certain requirements relating to the source of its income, diversification of its assets, and distributions of its income to shareholders. First, the Fund must derive at least 90% of its annual gross income (including tax-exempt interest) from dividends, interest, payments with respect to securities loans, gains from the sale or other disposition of stock or securities, foreign currencies or other income (including but not limited to gains from options and futures) derived with respect to its business of investing in such stock or securities (the "90% gross income test"). Second, the Fund must diversify its holdings so that, at the close of each quarter of the taxable year, (i) at least 50% of the value of its total assets is comprised of cash, cash items, United States Government securities, securities of other regulated investment companies and other securities limited in respect of any one issuer to an amount not greater in value than 5% of the value of its total assets and to not more than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of the total assets is invested in the securities of any one issuer (other than United States Government securities and securities of other regulated investment companies) or two or more issuers controlled by the Fund and engaged in the same, similar or related trades or businesses.

     As a regulated investment company, the Fund will not be subject to federal income tax in any taxable year for which it distributes at least 90% of the sum of (i) its "investment company taxable income" (which includes dividends, taxable interest, taxable original issue discount and market discount income, income from securities lending, net short-term capital gain in excess of long-term capital loss, and any other taxable income other than "net capital gain" (as defined below) and is reduced by deductible expenses) and (ii) its net tax-exempt interest (the excess of its gross tax-exempt interest income over certain disallowed deductions). The Fund may retain for investment its net capital gain (which consists of the excess of its net long-term capital gain over its short-term capital loss). However, if the Fund retains any net capital gain or any investment company taxable income, it will be subject to tax at regular corporate rates on the amount retained. If the Fund retains any capital gain, it may designate the retained amount as undistributed capital gains in a notice to its shareholders who, if subject to federal income tax on long-term capital gains, (i) will be required to include in income for federal income tax purposes, as long-term capital gain, their shares of such undistributed amount, and (ii) will be entitled to credit their proportionate shares of the tax paid by the Fund against their federal income tax liabilities if any, and to claim refunds to the extent the credit exceeds such liabilities. For federal income tax purposes, the tax basis of shares owned by a shareholder of the Fund will be increased by an amount equal under current law to the difference between the amount of undistributed capital gains included in the shareholder's gross income and the tax deemed paid by the Shareholder under clause (ii) of the preceding sentence. The Fund intends to distribute at least annually to its shareholders all or substantially all of its net tax-exempt interest and any investment company taxable income and net capital gain.

     Treasury regulations permit a regulated investment company, in determining its investment company taxable income and net capital gain, i.e., the excess of net long-term capital gain over net short-term capital loss for any taxable year, to elect (unless it has made a taxable year election for excise tax purposes as discussed below) to treat all or part of any net capital loss, any net long-term capital loss or any net foreign currency loss incurred after October 31 as if it had been incurred in the succeeding year.

     Distributions by the Fund of net investment income and net short-term capital gains realized by the Fund, if any, will be taxable to shareholders as ordinary income whether received in cash or additional shares. Any net long-term capital gains realized by the Fund and distributed to shareholders in cash or additional shares, will be taxable to shareholders as long-term capital gains regardless of the length of time investors have owned shares of the Fund. Distributions by the Fund that do not constitute ordinary income dividends or capital gain dividends will be treated as a return of capital to the extent of (and in reduction of) the shareholder's tax basis in his or her shares. Any excess will be treated as gain from the sale of his or her shares, as discussed below.

     If the Fund engages in hedging transactions involving financial futures and options, these transactions will be subject to special tax rules, the effect of which may be to accelerate income to the Fund, defer the Fund's losses, cause adjustments in the holding periods of the Fund's securities, convert long-term capital gains into short-term capital gains and convert short-term capital losses into long-term capital losses. These rules could therefore affect the amount, timing, and character of distributions to shareholders.

     Prior to purchasing shares in the Fund, an investor should carefully consider the impact of dividends or distributions which are expected to be or have been declared, but not paid. Any dividend or distribution declared shortly after a purchase of such shares prior to the record date will have the effect of reducing the per share net asset value by the per share amount of the dividend or distribution.

     Although dividends generally will be treated as distributed when paid, dividends declared in October, November or December, payable to shareholders of record on a specified date in one of those months and paid during the following January, will be treated as having been distributed by the Fund (and received by the shareholders) on December 31.

     If pursuant to an offer by the Fund to repurchase its shares, a shareholder tenders all shares of the Fund that he or she owns or is considered to own, the shareholder may realize a taxable gain or loss. Generally, a shareholder's gain or loss will be long-term gain or loss if the shares have been held for more than one year. Present law taxes both long- and short-term capital gains of corporations at the rates applicable to ordinary income. For non-corporate taxpayers, however, net capital gains (i.e., the excess of net long-term capital gain over net short-term capital loss) with respect to securities will be taxed at a maximum rate of 20%, while short-term capital gains and other ordinary income will be taxed at a maximum rate of 39.6%. Because of the limitations on itemized deductions and the deduction for personal exemptions applicable to higher income taxpayers, the effective tax rate may be higher in certain circumstances.

     All or a portion of a sales charge paid in purchasing shares of the Fund cannot be taken into account for purposes of determining gain or loss on the redemption or exchange of such shares within 90 days after their purchase to the extent shares of the Fund or another fund are subsequently acquired without payment of a sales charge pursuant to the reinvestment or exchange privilege. Any disregarded portion of such charge will result in an increase in the shareholder's tax basis in the shares subsequently acquired. In addition, no loss will be allowed on the redemption or exchange of shares of the Fund if the shareholder purchases other shares of the Fund (whether through reinvestment of distributions or otherwise) or the shareholder acquires or enters into a contract or option to acquire securities that are substantially identical to shares of the Fund within a period of 61 days beginning 30 days before and ending 30 days after such redemption or exchange. If disallowed, the loss will be reflected in an adjustment to the basis of the shares acquired.

     In order to avoid a 4% federal excise tax, the Fund must distribute or be deemed to have distributed by December 31 of each calendar year at least 98% of its taxable ordinary income for such year, at least 98% of the excess of its realized capital gains over its realized capital losses (generally computed on the basis of the one-year period ending on October 31 of such year) and 100% of any taxable ordinary income and the excess of realized capital gains over realized capital losses for the prior year that was not distributed during such year and on which the Fund paid no federal income tax. For purposes of the excise tax, a regulated investment company may reduce its capital gain net income (but not below its net capital gain) by the amount of any net ordinary loss for the calendar year. The Fund intends to make timely distributions in compliance with these requirements and consequently it is anticipated that it generally will not be required to pay the excise tax.

     If in any year the Fund should fail to qualify under Subchapter M for tax treatment as a regulated investment company, the Fund would incur a regular corporate federal income tax upon its income for that year, and distributions to its shareholders would be taxable to shareholders as ordinary dividend income for federal income tax purposes to the extent of the Fund's earnings and profits.

     The Fund is required in certain circumstances to withhold 31% of taxable dividends and certain other payments paid to non-corporate holders of shares who have not furnished to the Fund their correct taxpayer identification number (in the case of individuals, their social security number) and certain certifications, or who are otherwise subject to backup withholding.

     The foregoing is a general and abbreviated summary of the provisions of the Code and Treasury Regulations presently in effect as they directly govern the taxation of the Fund and its shareholders. For complete provisions, reference should be made to the pertinent Code sections and Treasury Regulations. The Code and Treasury Regulations are subject to change by legislative or administrative action, and any such change may be retroactive with respect to Fund transactions. Shareholders are advised to consult their own tax advisers for more detailed information concerning the federal taxation of the Fund and the income tax consequences to their shareholders.

                            PERFORMANCE INFORMATION

     The Fund may quote yield figures from time to time. The "Yield" of the Fund is computed by dividing the net investment income per share earned during a 30-day period (using the average number of shares entitled to receive dividends) by the net asset value per share on the last day of the period. The Yield formula provides for semiannual compounding which assumes that net investment income is earned and reinvested at a constant rate and annualized at the end of a six-month period.

The Yield formula is as follows:  YIELD = 2[((a-b/cd) +1)/6/ -1].

          Where:    a    =    dividends and interest earned during the period.
                              (For this purpose, the Fund will recalculate the yield to maturity based on market value of each portfolio security on each business day on which net asset value is calculated.)

                    b    =    expenses accrued for the period (net of
                              reimbursements).

                    c    =    the average daily number of shares outstanding
                              during the period that were entitled to receive dividends.

                    d    =    the ending net asset value per share of the Fund
                              for the period.

     At May 31, 2000, the 30-day yields for the Fund were as follows:

          Class A  8.45%
          Class B  7.79%
          Class C  7.69%
          Class R  8.70%

     The Fund may from time to time in its advertising and sales materials report a quotation of its current distribution rate. The distribution rate represents a measure of dividends distributed for a specified period. Distribution rate is computed by taking the most recent monthly tax-free income dividend per share, multiplying it by 12 to annualize it, and dividing by the appropriate price per share (e.g., net asset value). The distribution rate differs from yield and total return and therefore is not intended to be a complete measure of performance. Distribution rate may sometimes differ from yield because a Fund may be paying out more than it is earning.

     The distribution rates for the Fund as of May 31, 2000, were as follows:

          Class A  8.04%
          Class B  7.38%
          Class C  7.26%
          Class R  8.28%

     The Fund may quote total return figures from time to time. A "Total Return" on a per share basis is the amount of dividends received per share plus or minus the change in the net asset value per share for a period. A "Total Return Percentage" may be calculated by dividing the value of a share at the end of a period (including reinvestment of distributions) by the value of the share at the beginning of the period and subtracting one. For a given period, an "Average Annual Total Return" may be computed by finding the average annual compounded rate that would equate a hypothetical initial amount invested of $1,000 to the ending redeemable value.

Average Annual Total Return is computed as follows: ERV = P(1+T)/n/

     Where:    P    =    a hypothetical initial payment of $1,000
               T    =    average annual total return
               n    =    number of years
               ERV  =    ending redeemable value of a hypothetical $1,000
                         payment made at the beginning of the period at the end of the period (or fractional portion thereof).

     The cumulative total returns for the Fund for the period November 30, 1999 (commencement of operations) through May 31, 2000, were as follows:

          Class A  4.03%
          Class B  0.69%
          Class C  2.62%
          Class R  4.15%

     The Fund may quote certain performance-related information and may compare certain aspects of its portfolio and structure to other substantially similar closed-end funds as categorized by Lipper, Inc. ("Lipper"), Morningstar or other independent services. Comparison of the Fund to an alternative investment should be made with consideration of differences in features and expected performance. The Fund may obtain data from sources or reporting services, such as Bloomberg Financial ("Bloomberg") and Lipper, that the Fund believes to be generally accurate.

     Past performance is not indicative of future results. At the time shareholders sell their shares, they may be worth more or less than their original investment.

                              Comparison of Yield

     The following chart compares the yield of the average Senior Loan Spread plus three-month LIBOR/1/ to the three-month LIBOR and the three-month Treasury Bill Rate.

Date         Three Month     Three Month           Average Senior Loan
             LIBOR           Treasury Bill Rate    Spread Plus Three Month LIBOR
01/31/92           4.19%           3.92%              2.18%
02/28/92           4.25%           4.02%              2.18%
03/31/92           4.31%           4.13%              2.18%
04/30/92           4.06%           3.71%              2.18%
05/29/92           4.06%           3.72%              2.19%
06/30/92           3.94%           3.60%              2.24%
07/31/92           3.44%           3.17%              2.27%
08/31/92           3.50%           3.13%              2.29%
09/30/92           3.13%           2.65%              2.28%
10/30/92           3.56%           2.84%              2.31%
11/30/92           4.00%           3.19%              2.49%
12/31/92           3.44%           3.13%              2.49%
01/29/93           3.31%           2.95%              2.49%
02/26/93           3.19%           2.98%              2.48%
03/31/93           3.25%           2.94%              2.48%
04/30/93           3.19%           2.94%              2.49%
05/31/93           3.38%           3.11%              2.48%
06/30/93           3.31%           3.08%              2.49%
07/30/93           3.31%           3.09%              2.48%
08/31/93           3.25%           3.05%              2.47%
09/30/93           3.38%           2.96%              2.47%
10/29/93           3.44%           3.11%              2.45%
11/30/93           3.50%           3.21%              2.47%
12/31/93           3.38%           3.06%              2.47%
01/31/94           3.25%           3.02%              2.47%
02/28/94           3.75%           3.42%              2.46%
03/31/94           3.94%           3.55%              2.46%
04/29/94           4.31%           3.97%              2.46%
05/31/94           4.63%           4.26%              2.47%
06/30/94           4.88%           4.22%              2.48%
07/29/94           4.88%           4.35%              2.34%
08/31/94           5.00%           4.64%              2.30%
09/30/94           5.50%           4.86%              2.30%
10/31/94           5.63%           5.27%              2.33%
11/30/94           6.19%           5.83%              2.27%
12/30/94           6.50%           5.87%              2.35%
01/31/95           6.31%           6.17%              2.34%
02/28/95           6.25%           6.09%              2.28%
03/31/95           6.25%           6.18%              2.34%
04/28/95           6.19%           6.01%              2.34%
05/31/95           6.06%           5.91%              2.33%
06/30/95           6.06%           5.64%              2.36%
07/31/95           5.88%           5.62%              2.27%
08/31/95           5.88%           5.50%              2.32%
09/29/95           5.95%           5.48%              2.32%
10/31/95           5.94%           5.62%              2.30%
11/30/95           5.88%           5.41%              2.32%
12/29/95           5.63%           5.23%              2.32%
01/31/96           5.38%           5.06%              2.33%
02/29/96           5.30%           5.05%              2.34%
03/29/96           5.47%           5.28%              2.43%
04/30/96           5.48%           5.25%              2.40%
05/31/96           5.50%           5.24%              2.34%
06/28/96           5.58%           5.23%              2.37%
07/31/96           5.68%           5.41%              2.39%
08/30/96           5.56%           5.38%              2.27%
09/30/96           5.63%           5.17%              2.40%
10/31/96           5.50%           5.19%              2.47%
11/29/96           5.50%           5.21%              2.48%
12/31/96           5.56%           5.31%              2.47%
01/31/97           5.56%           5.30%              2.43%
02/28/97           5.54%           5.34%              2.44%
03/31/97           5.77%           5.57%              2.27%
04/30/97           5.82%           5.43%              2.35%
05/30/97           5.81%           5.27%              2.32%
06/30/97           5.78%           5.35%              2.26%
07/31/97           5.71%           5.38%              2.32%
08/29/97           5.72%           5.53%              2.33%
09/30/97           5.77%           5.44%              2.33%
10/31/97           5.75%           5.32%              2.38%
11/28/97           5.90%           5.37%              2.39%
12/31/97           5.81%           5.43%              2.40%
01/30/98           5.63%           5.26%              2.40%
02/27/98           5.68%           5.33%              2.40%
03/31/98           5.71%           5.28%              2.36%
04/30/98           5.72%           5.11%              2.35%
05/29/98           5.69%           5.27%              2.35%
06/30/98           5.69%           5.32%              2.37%
07/31/98           5.69%           5.30%              2.37%
08/31/98           5.63%           5.04%              2.32%
09/30/98           5.31%           4.63%              2.34%
10/30/98           5.22%           4.57%              2.20%
11/30/98           5.28%           4.53%              2.34%
12/31/98           5.07%           4.47%              2.36%
01/29/99           4.97%           4.49%              2.36%
02/26/99           5.03%           4.75%              2.35%
03/31/99           5.00%           4.67%              2.40%
04/30/99           4.99%           4.65%              2.40%
05/31/99           5.07%           4.72%              2.43%
06/30/99           5.37%           4.96%              2.44%
07/31/99           5.34%           4.89%              2.47%
08/31/99           5.52%           4.96%              2.48%
09/30/99           6.08%           4.85%              2.49%
10/31/99           6.19%           5.09%              2.56%
11/30/99           6.12%           5.30%              2.67%
12/31/99           6.00%           5.33%              2.64%
01/31/00           6.08%           5.69%              2.66%
02/29/00           6.11%           5.78%              2.66%
03/31/00           6.29%           5.87%              2.71%
04/30/00           6.50%           5.83%              2.73%
05/31/00           6.86%           5.62%              2.73%
06/30/00           6.77%           5.85%              2.73%
07/31/00           6.72%           6.22%              2.78%
08/31/00           6.68%           6.31%              2.79%

_________________________

/1/ Source: Donaldson, Lufkin & Jenrette; Bloomberg. Senior loans are represented by adding the reported spreads of the senior loans in the DLJ Leveraged Loan Index over three-month LIBOR. The DLJ Leveraged Loan Index was designed in 1992 to mirror the investable universe of the U.S. dollar-denominated leveraged loan market. The Index includes $60 billion of tradable loans. New issues were added to the Index when they met certain criteria. It is not possible to invest in an index. This comparison should not be considered an expression of future market interest rates, spreads of senior loans over base reference rates, nor an indication of what an investment in the Fund may earn or what an investor's yield or total return might be in the future. It is not possible to invest directly in LIBOR. Treasury bills carry a U.S. government guarantee promising the timely payment of the principal and interest. Senior loans typically are below investment-grade quality, but have certain investor protections described elsewhere in this Statement of Additional Information and in the Prospectus.

                            The Senior Loan Market

     The following charts show the increase in volume in the new issue and secondary market for Senior Loans and the volume of the leveraged loan market. Individual investors currently represent a small percentage of this market, holding approximately $28.5 billion in Senior Loan funds as of June 30, 2000.

Senior Loan New Issue Volume
(in billions)

     Year         Dollar
                  Volume
     1987          $ 66
     1988          $163
     1989          $187
     1990          $ 58
     1991          $ 21
     1992          $ 40
     1993          $ 28
     1994          $ 81
     1995          $101
     1996          $135
     1997          $194
     1998          $273
     1999          $320

______________
Source:  Donaldson, Lufkin & Jenrette; Loan Pricing Corporation

Senior Loan Secondary Market Volume
(in billions)

     Year          Dollar
                   Volume
     1991             $8
     1992            $11
     1993            $15
     1994            $25
     1995            $33.8
     1996            $41
     1997            $62
     1998            $67.3
     1999            $65.8

______________
Source:  Loan Pricing Corporation, Securities Data Corporation

                     ADDITIONAL INFORMATION ON FUND SHARES

     Each class of shares of the Fund represents an interest in the same portfolio of investments. Each class of shares is identical in all respects except that each class bears its own class expenses, including distribution and administration expenses, and each class has exclusive voting rights with respect to any distribution or service plan applicable to its shares. As a result of the differences in the expenses borne by each class of shares, net income per share, dividends per share and net asset value per share will vary among the Fund's classes of shares.

     Shareholders of each class will share expenses proportionately for services that are received equally by all shareholders. A particular class of shares will bear only those expenses that are directly attributable to that class, where the type or amount of services received by a class varies from one class to another. For example, class-specific expenses generally will include distribution and service fees.

     The minimum initial investment is $3,000 per Fund share class ($1,000 for a Traditional/Roth IRA account; $500 for an Education IRA account; $50 through systematic investment plan accounts and may be lower for accounts opened through certain fee based programs for which the program sponsor has established a single master account with the fund's transfer agent and performs all sub-accounting services related to that account).

     Class A shares are available only upon conversion of Class B Shares, through an exchange of Class A shares of a Nuveen mutual fund on which a sales charge was paid or by reinvesting distributions from any Nuveen Defined Portfolio.

     Class R shares are available for purchases of $10 million or more and for purchases using dividends and capital gains distributions on Class R Shares. Class R Shares also are available for the following categories of investors:

     . officers, trustees and former trustees of Nuveen and former Flagship Funds and their immediate family members or trustees/directors of any fund sponsored by Nuveen, any parent company of Nuveen and subsidiaries thereof and their immediate family members;

     . bona fide, full-time and retired employees and directors of Nuveen, any parent company of Nuveen, and subsidiaries thereof, or their immediate family members;

     . any officer, director or bona fide employee of any investment advisory partner of Nuveen, that provides sub-advisory services for a Nuveen product, or their immediate family members;

     . officers, directors or bona fide employees of any investment advisory partner of Nuveen that provides sub-advisory services for a Nuveen product, or their immediate family members;

     . any person who, for at least 90 days, has been an officer, director or bona fide employee of any Authorized Dealer, or their immediate family members;

     . officers and directors of bank holding companies that make Fund shares available directly or through subsidiaries or bank affiliates, or their immediate family members;

     . bank or broker-affiliated trust departments investing funds over which they exercise exclusive discretionary authority and that are held in a fiduciary, agency, advisory, custodial or similar capacity;

     . investors purchasing on a periodic fee, asset-based fee or no transaction fee basis through a broker-dealer sponsored mutual fund purchase program;

     . clients of investment advisors, financial planners or other financial intermediaries that charge periodic or asset-based fees for their services.

     Any shares purchased by investors falling within any of the first five categories listed above must be acquired for investment purposes and on the condition that they will not be transferred or resold except through redemption by the Fund.

     In addition, purchasers of Nuveen Defined Portfolios may reinvest their distributions from such unit investment trusts in Class R Shares, if, before September 6, 1994, such purchasers of Nuveen unit investment trusts had elected to reinvest distributions in Nuveen Fund shares (before June 13, 1995 for Nuveen Municipal Bond Fund shares). Shareholders may exchange their Class R Shares of any Nuveen fund into Class R Shares of any other Nuveen fund.

     The reduced sales charge programs may be modified or discontinued by the Fund at any time.

     Class R Shares are not subject to a distribution or service fee and, consequently, holders of Class R Shares may not receive the same types or levels of services from Authorized Dealers as other classes of shares.

     For more information, call Nuveen toll-free at (800) 257-8787.

Reduction or Elimination of Early Withdrawal Charge

     In the case of Class B Shares repurchased within five years of purchase, an early withdrawal charge ("EWC") is imposed, beginning at 3% for repurchases within the first year, declining to 2.5% for repurchases within year two and declining by .5% each year thereafter until disappearing after the fifth year. Class C Shares are repurchased at net asset value, without any EWC, except that a EWC of 1% is imposed upon Class C Shares that are repurchased within 12 months of purchase.

     In determining whether a EWC is payable, the Fund will first repurchase shares not subject to any charge, and then will repurchase shares held for the longest period, unless the shareholder specifies another order. No EWC is charged on shares purchased as a result of automatic reinvestment of dividends or capital gains paid. In addition, no EWC will be charged on exchanges of Fund shares into a Nuveen mutual fund or Nuveen money market fund. You may not exchange Class B Shares for shares of a Nuveen money market fund.

     The holding period is calculated on a monthly basis and begins the first day of the month in which the order for investment is received. The EWC is calculated based on the lower of the repurchased shares' cost or net asset value at the time of the repurchase and is deducted from the proceeds. Nuveen receives the amount of any EWC shareholders pay. If Class A or Class C Shares subject to a EWC are exchanged for shares of a Nuveen money market fund, the EWC would be imposed on the subsequent redemption of those money market shares, and the period during which the shareholder holds the money market fund shares would be counted in determining the remaining duration of the EWC. The Fund may elect not to so count the period during which the shareholder held the money market fund shares, in which event the amount of any applicable EWC would be reduced in accordance with applicable rules by the amount of any service or distribution plan payments to which those money market funds shares may be subject.

     The EWC may be waived or reduced under the following special circumstances:
1) redemptions within one year following the death or disability, as defined in
Section 72(m)(7) of the Internal Revenue Code of 1986, as amended, of a shareholder; and 2) in connection with the exercise of a reinstatement privilege whereby the proceeds of a repurchase of the Fund's shares subject to a sales charge are reinvested in shares of certain Funds within a specified number of days. If the Fund waives or reduces the EWC, such waiver or reduction would be uniformly applied to all Fund shares in the particular category. In waiving or reducing a EWC, the Funds will comply with the requirements of Rule 22d-1 of the Investment Company Act of 1940, as amended, as if the Fund were an open-end investment company.

General Matters

     Exchanges of Fund shares for the same class of another Nuveen mutual fund or Nuveen money market fund may be made during any quarterly repurchase period. Exchanges of shares of the Fund for shares of a Nuveen money market fund may be made only on days when both funds calculate a net asset value and make shares available for public purchase. Shares of the Nuveen money market funds may be purchased on days on which the Federal Reserve Bank of Boston is normally open for business. In addition to the holidays observed by the Fund, the Nuveen money market funds observe and will not make fund shares available for purchase on the following holidays: Martin Luther King's Birthday, Columbus Day and Veterans Day.

     Shares will be registered in the name of the investor or the investor's financial adviser. A change in registration or transfer of shares held in the name of a financial adviser may only be made by an order in good form from the financial adviser acting on the investor's behalf. Share certificates will only be issued upon written request to the Funds' transfer agent. No share certificates will be issued for fractional shares.

             INDEPENDENT ACCOUNTANTS, CUSTODIAN AND TRANSFER AGENT




     KPMG LLP, independent accountants, 303 East Wacker Drive, Chicago, Illinois 60601 has been selected as auditors for the Fund. In addition to audit services, the auditors will provide consultation and assistance on accounting, internal control, tax and related matters. The financial statements incorporated by reference elsewhere in this Statement of Additional Information and the information for prior periods set forth under "Financial Highlights" in the Prospectus have been audited by the auditors as indicated in their report with respect thereto, and are included in reliance upon the authority of that firm in giving that report.

     Chase Bank of Texas, National Association is the Fund's custodian and maintains custody of all securities and cash held by the Fund. The Fund's transfer, shareholder services and dividend paying agent is Chase Global Services Company.

                            ADDITIONAL INFORMATION

     A Registration Statement on Form N-2, including amendments thereto, relating to the shares of the Fund offered hereby, has been filed by the Fund with the Securities and Exchange Commission (the "Commission"), Washington, D.C. The Prospectus and this Statement of Additional Information do not contain all of the information set forth in the Registration Statement, including any exhibits and schedules thereto. For further information with respect to the Fund and the shares offered hereby, reference is made to that Fund's Registration Statement. Statements contained in the Fund's Prospectus and this Statement of Additional Information as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Commission upon the payment of certain fees prescribed by the Commission.

                                  APPENDIX A

Ratings of Investments

Standard & Poor's Corporation--A brief description of the applicable Standard & Poor's Corporation ("S&P") rating symbols and their meanings (as published by S&P) follows:

Long Term Debt

An S&P corporate or municipal debt rating is a current assessment of the creditworthiness of an obligor with respect to a specific obligation. This assessment may take into consideration obligors such as guarantors, insurers, or lessees.

The debt rating is not a recommendation to purchase, sell, or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor.

The ratings are based on current information furnished by the issuer or obtained by S&P from other sources it considers reliable. S&P does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

The ratings are based, in varying degrees, on the following considerations:

     1. Likelihood of payment--capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

     2.   Nature of and provisions of the obligation;

     3. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

Investment Grade

AAA Debt rated `AAA' has the highest rating assigned by S&P. Capacity to meet its financial commitment on the obligation is extremely strong.

AA Debt rated `AA' differs from the highest rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

A Debt rated `A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

BBB Debt rated `BBB' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

Speculative Grade Rating

Debt rated `BB', `B', `CCC', `CC' and `C' is regarded as having significant speculative characteristics with respect to capacity to pay interest and repay principal. `BB' indicates the least degree of speculation and `C' the highest. While such debt will likely have some quality and protective characteristics these are outweighed by large uncertainties or major exposures to adverse conditions.

BB Debt rated `BB' is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to inadequate capacity to meet its financial commitment on the obligation.

     The `BB' rating category is also used for debt subordinated to senior debt that is assigned an actual or implied `BBB--' rating.

B Debt rated `B' is more vulnerable to nonpayment than obligations rated `BB' but currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair capacity or willingness to meet its financial commitment on the obligation.

     The `B' rating category is also used for debt subordinated to senior debt that is assigned an actual or implied `BB' or `BB--' rating.

CCC Debt rated `CCC' is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, it is not likely to have the capacity to meet its financial commitment on the obligation.

     The `CCC' rating category is also used for debt subordinated to senior debt that is assigned an actual or implied `B' or `B--' rating.

CC   Debt rated `CC' is currently highly vulnerable to nonpayment.

C The rating `C' typically is applied to debt subordinated to senior debt which is assigned an actual or implied `CCC--' debt rating. The `C' rating may be used to cover a situation where a bankruptcy petition has been filed, but payments on this obligation are being continued.

CI The rating `CI' is reserved for income bonds on which no interest is being paid.

D Debt rated `D' is in payment default. The `D' rating category is used when interest payments or principal payments are not made on the date due even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period. The `D' rating also will be used upon the filing of a bankruptcy petition if debt service payments are jeopardized.

Plus (+) or Minus (--): The ratings from `AA' to `CCC' may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Provisional Ratings: The letter "p" indicates that the rating is provisional. A provisional rating assumes the successful completion of the project financed by the debt being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. The investor should exercise judgment with respect to such likelihood and risk.

L The letter `L' indicates that the rating pertains to the principal amount of those bonds to the extent that the underlying deposit collateral is federally insured by the Federal Savings & Loan Insurance Corp. or the Federal Deposit Insurance Corp.* and interest is adequately collateralized. In the case of certificates of deposit the letter `L' indicates that the deposit, combined with other deposits being held in the same right and capacity will be honored for principal and accrued pre-default interest up to the federal insurance limits within 30 days after closing of the insured institution or, in the event that the deposit is assumed by a successor insured institution, upon maturity.

* Continuance of the rating is contingent upon S&P's receipt of an executed copy of the escrow agreement or closing documentation confirming investments and cash flow.

NR Indicates no rating has been requested, that there is insufficient information on which to base a rating, or that S&P does not rate a particular type of obligation as a matter of policy.

Notes

An S&P note rating reflects the liquidity concerns and market access risks unique to notes. Notes due in 3 years or less will likely receive a note rating. Notes maturing beyond 3 years will most likely receive a long-term debt rating. The following criteria will be used in making that assessment:

     -- Amortization schedule (the larger the final maturity relative to other maturities, the more likely it will be treated as a note).

     -- Source of payment (the more dependent the issue is on the market for its refinancing, the more likely it will be treated as a note).

Note rating symbols are as follows:

SP-1 Very strong or strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics will be given a plus (+) designation.

SP-2 Satisfactory capacity to pay principal and interest.

SP-3 Speculative capacity to pay principal and interest.

A note rating is not a recommendation to purchase, sell, or hold a security inasmuch as it does not comment as to market price or suitability for a particular investor. The ratings are based on current information furnished to S&P by the issuer or obtained by S&P from other sources it considers reliable. S&P does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended, or withdrawn as a result of changes in or unavailability of such information or based on other circumstances.

Commercial Paper

An S&P commercial paper rating is a current assessment of the likelihood of timely payment of debt having an original maturity of no more than 365 days.

Ratings are graded into several categories, ranging from "A-1" for the highest quality obligations to "D" for the lowest. These categories are as follows:

A-1 This highest category indicates that the degree of safety regarding the obligor's capacity to meet its financial commitment on the obligation is strong. Those issues determined to possess extremely strong safety characteristics are denoted with a plus sign (+) designation.

A-2 An obligation rated "A-2" is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than issues designated "A-1." However, the obligor's capacity to meet its financial commitment on the obligation is satisfactory.

A-3 Issues carrying this designation have adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

B Issues rated "B" are regarded as having significant speculative characteristics. The obligor currently has the capacity to meet its financial commitment on the obligation; however, it faces major ongoing uncertainties which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

C This rating is assigned to short-term debt obligations currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.

D Debt rated "D" is in payment default. The "D" rating category is used when interest payments or principal payments are not made on the date due, even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period.

A commercial rating is not a recommendation to purchase, sell, or hold a security inasmuch as it does not comment as to market price or suitability for a particular investor. The ratings are based on current information furnished to S&P by the issuer or obtained by S&P from other sources it considers reliable. S&P does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended, or withdrawn as a result of changes in or unavailability of such information or based on other circumstances.

Moody's Investors Service, Inc.--A brief description of the applicable Moody's Investors Service, Inc. ("Moody's") rating symbols and their meanings (as published by Moody's) follows:

Aaa Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

A Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

Baa Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca Bonds which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

C Bonds which are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Con(.) Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operation experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

Note: Moody's applies numerical modifiers 1, 2 and 3 in each generic rating category from Aa to Caa in the public finance sectors. The modifier 1 indicates that the issuer is in the higher end of its letter rating category; the modifier 2 indicates a mid-range ranking; the modifier 3 indicates that the issuer is in the lower end of the letter ranking category.

Short-Term Loans

MIG 1/VMIG 1   This designation denotes best quality.  There is present strong protection by established cash flows, superior liquidity support or demonstrated broadbased access to the market for refinancing.

MIG 2/VMIG 2   This designation denotes high quality.  Margins of protection are ample although not so large as in the preceding group.

MIG 3/VMIG 3   This designation denotes favorable quality. All security elements are accounted for but there is lacking the undeniable strength of the preceding grades. Liquidity and cash flow protection may be narrow and market access for refinancing is likely to be less well-established.

MIG 4/VMIG 4   This designation denotes adequate quality. Protection commonly regarded as required of an investment security is present and although not distinctly or predominantly speculative, there is specific risk.

S.G.      This designation denotes speculative quality. Debt instruments in this category lack margins of protection.

Commercial Paper

Issuers rated Prime-1 (or supporting institutions) have a superior capacity for repayment of short-term promissory obligations. Prime-1 repayment capacity will normally be evidenced by the following characteristics:

     --  Leading market positions in well-established industries.

     --  High rates of return on funds employed.

     -- Conservative capitalization structures with moderate reliance on debt and ample asset protection.

     -- Broad margins in earnings coverage of fixed financial charges and high internal cash generation.

     -- Well-established access to a range of financial markets and assured sources of alternate liquidity.

Issuers rated Prime-2 (or supporting institutions) have a strong capacity for repayment of short-term promissory obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, will be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

Issuers rated Prime-3 (or supporting institutions) have an acceptable capacity for repayment of short-term promissory obligations. The effect of industry characteristics and market composition may be more pronounced. Variability in earnings and profitability may result in changes in the level of debt protection measurements and the requirement for relatively high financial leverage. Adequate alternate liquidity is maintained.

Issuers rated Not Prime do not fall within any of the Prime rating categories.

     Fitch IBCA, Inc.--A brief description of the applicable Fitch IBCA, Inc. ("Fitch") ratings symbols and meanings (as published by Fitch) follows:

Long-Term Credit Ratings

Investment Grade

AAA Highest credit quality. `AAA' ratings denote the lowest expectation of credit risk. They are assigned only in case of exceptionally strong capacity for timely payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

AA Very high credit quality. `AA' ratings denote a very low expectation of credit risk. They indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

A High credit quality. `A' ratings denote a low expectation of credit risk. The capacity for timely payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.

BBB Good credit quality. `BBB' ratings indicate that there is currently a low expectation of credit risk. The capacity for timely payment of financial commitments is considered adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity. This is the lowest investment-grade category.

Speculative Grade

BB Speculative. `BB' ratings indicate that there is a possibility of credit risk developing, particularly as the result of adverse economic change over time; however, business or financial alternatives may be available to allow financial commitments to be met. Securities rated in this category are not investment grade.

B Highly speculative. `B' ratings indicate that significant credit risk is present, but a limited margin of safety remains. Financial commitments are currently being met; however, capacity for continued payment is contingent upon a sustained, favorable business and economic environment.

CCC, CC, C High default risk. Default is a real possibility. Capacity for meeting financial commitments is solely reliant upon sustained, favorable business or economic developments. A `CC' rating indicates that default of some kind appears probable. `C' ratings signal imminent default.

DDD, DD, and D Default. The ratings of obligations in this category are based on their prospects for achieving partial or full recovery in a reorganization or liquidation of the obligor. While expected recovery values are highly speculative and cannot be estimated with any precision, the following serve as general guidelines. `DDD' obligations have the highest potential for recovery, around 90%-100% of outstanding amounts and accrued interest. `DD' indicates potential recoveries in the range of 50%- 90%, and `D' the lowest recovery potential, i.e., below 50%. Entities rated in this category have defaulted on some or all of their obligations. Entities rated `DDD' have the highest prospect for resumption of performance or continued operation with or without a formal reorganization process. Entities rated `DD' and `D' are generally undergoing a formal reorganization or liquidation process; those rated `DD' are likely to satisfy a higher portion of their outstanding obligations, while entities rated `D' have a poor prospect for repaying all obligations.

Short-Term Credit Ratings

A short-term rating has a time horizon of less than 12 months for most obligations, or up to three years for U.S. public finance securities, and thus places greater emphasis on the liquidity necessary to meet financial commitments in a timely manner.

F1 Highest credit quality. Indicates the strongest capacity for timely payment of financial commitments; may have an added "+" to denote any exceptionally strong credit feature.

F2 Good credit quality. A satisfactory capacity for timely payment of financial commitments, but the margin of safety is not as great as in the case of the higher ratings.

F3 Fair credit quality. The capacity for timely payment of financial commitments is adequate; however, near-term adverse changes could result in a reduction to non-investment grade.

B Speculative. Minimal capacity for timely payment of financial commitments, plus vulnerability to near-term adverse changes in financial and economic conditions.

C High default risk. Default is a real possibility. Capacity for meeting financial commitments is solely reliant upon a sustained, favorable business and economic environment.

D    Default.  Denotes actual or imminent payment default.

Notes:

"+" or "-" may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the `AAA' long-term rating category, to categories below `CCC', or to short-term ratings other than `F1'. `NR' indicates that Fitch IBCA does not rate the issuer or issue in question. `Withdrawn': A rating is withdrawn when Fitch IBCA deems the amount of information available to be inadequate for rating purposes, or when an obligation matures, is called, or refinanced.

RatingAlert: Ratings are placed on RatingAlert to notify investors that there is a reasonable probability of a rating change and the likely direction of such change. These are designated as "Positive", indicating a potential upgrade, "Negative", for a potential downgrade, or "Evolving", if ratings may be raised, lowered or maintained. RatingAlert is typically resolved over a relatively short period.

NUVEEN
  Investments

Floating
   Rate Fund


 ANNUAL REPORT  MAY 31, 2000


For investors seeking a high level of current income, consistent with capital preservation.


[PHOTOS APPEAR HERE]

INVEST WELL


LOOK AHEAD


LEAVE YOUR MARK/SM/

    Contents
 1  Dear Shareholder

 3  Nuveen Floating Rate Fund

 6  Portfolio of Investments

 9  Statement of Net Assets

10  Statement of Operations

10  Statement of Changes in Net Assets

11  Statement of Cash Flows

12  Notes to Financial Statements

15  Financial Highlights

16  Report of Independent Accountants

17  Fund Information


              Must be preceded by or accompanied by a prospectus.

DEAR
Shareholder,

[Photo of Timothy R. Schwertfeger]
Timothy R. Schwertfeger
Chairman of the Board


As personal wealth continues to grow at an ever-increasing rate, people are realizing the power of their investments to do good and to make a difference in their families and communities now and for generations to come.

Setting financial goals is an important first step toward building wealth. At Nuveen Investments, we believe those goals should not be considered ends in themselves. Rather, you and your financial advisor's focus should be on realizing your life's dreams -- the things that matter most to you and how you can make them happen -- or make them better.

Through a well-crafted financial plan, you have the chance to shape future generations -- to broaden your sphere of influence -- to leave your legacy.

As you develop that plan, you'll want to consider the different ways your success can benefit others. You may find that you want to create a new set of goals to achieve this. Working with your financial advisor, you have the ability to make those dreams a reality -- for yourself and future generations.

Family Wealth Management Too often, family wealth management is thought of in one dimension -- as the stewardship of your household's financial resources. At Nuveen Investments, we think of family wealth management as the map to help you reach your financial, and your life's, destinations. It's a multi-faceted strategy to plan for not just your needs, but the needs of future generations.
     We are dedicated to helping you and your financial advisor develop a family wealth management strategy unique to you and your goals and values.

A Trusted Resource As you face some of the most important, lasting decisions you and your family will make, you'll want to draw upon the support, counsel and objectivity of a trusted advisor. That's because your financial advisor has the expertise and access to other professionals who can help you make informed choices -- choices that affect not only your loved ones today, but those your legacy will touch in the future.
     Your financial advisor can provide sound financial insight, an integrated approach to your investments and can serve as a knowledgeable friend with your family's best interests at heart.

                                                           ANNUAL REPORT  page 1

     In addition, we believe the potential presence of inflation and price swings in the markets reinforce the importance of working with an advisor, staying focused on the long term and adhering to your financial plan. With a sound plan in place, you may be better positioned to weather the markets' ups and downs.
     In fact, you may be reading this report at the suggestion of your financial advisor. We've prepared the following interview to let you know what the investment and research management teams have done during your fund's fiscal period.
     For more information on any Nuveen investment, including a prospectus, contact your financial advisor. Or call Nuveen at (800) 621-7227 or visit our Internet site at www.nuveen.com. Please read the prospectus carefully before you invest or send money.
     Since 1898, Nuveen has been synonymous with investments that stand the test of time. We are committed to maintaining that reputation and working with financial advisors to provide investment solutions that help individuals achieve their dreams of a lifetime. Thank you for your continued confidence.

Sincerely,


/s/ Timothy R. Schwertfeger
Timothy R. Schwertfeger
Chairman of the Board
July 17, 2000


ANNUAL REPORT  page 2

NUVEEN FLOATING RATE FUND
From the Portfolio Manager's Perspective
--------------------------------------------------------------------------------

Executive Managing Director Jeffrey Maillet leads the Nuveen Floating Rate Fund's management team. A pioneer in the field, Jeff, who joined Nuveen in 1999, has managed senior floating rate loan products since the market's beginnings almost 20 years ago. He most recently managed more than $13 billion in this asset class before creating Nuveen's senior loan investment team. In total, he has purchased more than 2,000 senior bank issues totaling more than $20 billion. The Nuveen Floating Rate Fund continued to perform as anticipated, offering investors an attractive dividend yield with a relatively stable net asset value
(NAV). To help you understand the fund's performance for the fiscal year ended May 31, 2000, we spoke with Jeff.

Q Nuveen launched the Floating Rate Fund in late November 1999. What has affected the senior loan market from the fund's inception through May 31, 2000?

JEFF Rising interest rates have affected the market significantly since November. In an effort to rein in the economy and the stock market, the Federal Reserve (the Fed) made six short-term interest rate increases during the past 12 months. The most recent was a half-percentage-point increase in May, the largest rate hike in five years. That increase boosted short-term interest rates to 6.50%, their highest level since 1991.
     Given that the fund's dividend is intended to rise and fall in correlation with changes in short-term interest rates, steady increases in those rates can potentially lead to higher dividends for shareholders.

Q  How did the dividend react to the rising interest rate environment?

JEFF We've been able to increase the fund's dividend twice since its inception. First, in March the Class B shares increased its dividend to $0.0615 per share, from $0.0595. We were able to increase the dividend in June, after the fiscal year ended, again to $0.0665./1/ At the fund's fiscal year end on May 31, 2000, days-to-reset averaged approximately 50 days. The frequent rate resets help the fund's dividend adjust with current market conditions.

Q Part of the attraction of a floating rate is the potential for a relatively stable NAV. How well has Nuveen Floating Rate Fund been able to deliver on this goal?

JEFF Very well, in our opinion. NAV has remained relatively stable in the fiscal period, ranging from $9.97 to $10.00. Rising interest rates typically put downward price pressure on more traditional fixed-income products. Senior bank loans are different. They have interest rates that reset every 90 days or less, making them short-term in nature. Because the loans' interest rates can change so frequently, changes in prevailing interest rates are likely to affect a senior bank loan fund's income potential, but should have only a minimal effect on its price./2/


"Given that the fund's dividend is intended to rise and fall in correlation with changes in short-term interest rates, steady increases in those rates can potentially lead to higher dividends for shareholders."


/1/ Performance for short-periods of time should not be the sole factor in making an investment decision.

/2/ This fund is not a money market fund and NAV will fluctuate.

Performance figures are quoted for Class B shares at net asset value. Comments cover the fund's fiscal period since its inception in November 1999 through May 31, 2000. The views expressed reflect those of the portfolio management team and are subject to change at any time, based on market and other conditions.



                                                           ANNUAL REPORT  page 3

Q  How did the fund perform, on a total return basis, for the fiscal period?

JEFF The fund reported a total return of 3.69% since its November 29, 1999, inception through May 31, 2000. The fund's comparative benchmark is the Lipper Loan Participation Funds category, which returned 3.22% for the period from November 30, 1999 through May 31, 2000.*


Q  What were some of your strategies during the period?

JEFF Our general strategy was to diversify the portfolio around a core group of holdings as assets flowed into the fund. Our philosophy is to concentrate on the basic goods and services providers that make up the fabric of the economy. We avoided commodity sectors, such as oil and gas and real estate, and added positions like Kansas City Southern and Nextel. [As a non-diversified fund, we may invest more than 5% of assets in securities of a particular issuer, which presents a greater risk than a more diversified fund.]
  Diversified manufacturing was our largest sector exposure throughout the period. However, by the close of the fiscal period, telecommunications took over the No. 1 sector weighting. With the rapidly expanding need for broadband transmission capabilities for data and video analog, we saw tremendous opportunity within this arena. In addition, we believe the industry may continue to benefit from increased mergers and acquisitions.


Q  Were there any purchases during the period that stand out?

JEFF We picked up Allied Waste, following a fallout in the waste management industry. Allied Waste is one of the largest management companies for non-hazardous solid waste in the United States and operates as a vertically integrated company that provides collection, transfer, recycling and disposal services for residential, commercial and industrial customers.
  Our research analysis identified Allied Waste as a victim of "guilt by association," as other firms within the industry experienced serious problems last year. In fact, we felt Allied Waste was a strong credit with improving fundamentals. It has been a good addition to the portfolio thus far.


Q  What is your outlook for the fund and the floating rate market?

JEFF We expect that the current Fed policy of increasing interest rates will ultimately rein in U.S. economic growth and limit any major disruptions in the financial markets.
  The overall senior loan market appears to have benefited from the strong, but slowing, economy. Average credit quality of new issues in the marketplace appears to have improved. In light of the recent market volatility and potential for future interest rate increases, we feel now may be a very opportune time to own the Nuveen Floating Rate Fund.


* The Lipper Peer Group returns represent the average annualized total return of the 34 funds in the Lipper Loan Participation Funds category for the period November 30, 1999 through May 31, 2000.

Nuveen Floating Rate Fund is a continuously offered closed-end fund.


ANNUAL REPORT  page 4

NUVEEN FLOATING RATE FUND
Fund Spotlight as of May 31, 2000

----------------------------------------------------------------------
Quick Facts
----------------------------------------------------------------------
                             A Shares   B Shares   C Shares   R Shares
Inception Date                  11/99      11/99      11/99      11/99
----------------------------------------------------------------------
Net Asset Value (NAV)         $ 10.00    $ 10.00    $ 10.00    $ 10.00
----------------------------------------------------------------------
Latest Monthly Dividend*      $0.0670    $0.0615    $0.0605    $0.0690
----------------------------------------------------------------------
Latest Capital Gain                 0          0          0          0
----------------------------------------------------------------------
Fund Symbol                       N/A        N/A        N/A        N/A
----------------------------------------------------------------------
CUSIP                       67066U103  67066U202  67066U301  67066U400
----------------------------------------------------------------------
*Paid June 1, 2000

---------------------------------------------------------------------------------------
Total Returns as of 5/31/00
---------------------------------------------------------------------------------------
                    A Shares         B Shares               C Shares           R Shares
                      NAV        w/o EWC     w/EWC     w/o EWC       w/EWC       NAV
Year-to-date         3.35%        3.07%      0.07%      3.02%       2.02%       3.46%
---------------------------------------------------------------------------------------
Since Inception      4.03%        3.69%      0.69%      3.62%       2.62%       4.15%
---------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------
Total Returns as of 3/31/00
---------------------------------------------------------------------------------------
                    A Shares         B Shares                C Shares          R Shares
                      NAV        w/o EWC     w/EWC      w/o EWC      w/EWC       NAV
Year-to-date         1.98%        1.82%      -1.18%      1.79%      0.79%       2.04%
---------------------------------------------------------------------------------------
Since Inception      2.65%        2.42%      -0.58%      2.38%      1.38%       2.73%
---------------------------------------------------------------------------------------

-----------------------------
Top Five Senior Loan Issuers*
-----------------------------
Tenneco Inc.             7.3%
-----------------------------
Mueller Group, Inc.      7.3%
-----------------------------
Micro Warehouse Inc.     7.2%
-----------------------------
Superior Essex Corp.     7.2%
-----------------------------
SDM Corp.                5.8%
-----------------------------

----------------------------------
Top Five Industries*
----------------------------------
Telecommunications/CLEC       8.7%
----------------------------------
Diversified Manufacturing     8.6%
----------------------------------
Automotive                    7.3%
----------------------------------
Construction Materials        7.3%
----------------------------------
Retail/Catalog                7.2%
----------------------------------
* Based on total investments

---------------------------------
Portfolio Statistics
---------------------------------
Fund Net Assets     $68.6 million
---------------------------------
Number of
Senior Loans                   37
---------------------------------

Returns are historical and do not guarantee future performance. Investment returns and principal value will fluctuate so that when shares are redeemed, they may be worth more or less than their original cost. Performance of classes will differ. For additional information, please see the fund prospectus.

---------------------------------
Terms To Know
---------------------------------

The following are a few terms used throughout this report.

Federal Reserve Board (the Fed) The governing body of the Federal Reserve System, which is the central bank of the United States. Its policy-making committee, called the Federal Open Market Committee, meets eight times a year to establish monetary policy and monitor the economic pulse of the United States.

Net Asset Value (NAV) The per-share value of a mutual fund, found by subtracting the fund's liabilities from its assets and dividing by the number of shares outstanding.

Prime Rate Interest rate banks charge for their most creditworthy customers.

Senior Loans are debt securities that have claim prior to junior obligations and equity on a corporation's assets in the event of liquidation.

Total Return Total Return is a measure of a fund's performance that takes into account income dividends, capital gains distribution and change in net asset value.

                                                           ANNUAL REPORT  page 5

                     Portfolio of Investments
                     Nuveen Floating Rate Fund
                     May 31, 2000



                                                                                            Ratings
  Principal                                                                        ---------------------      Stated         Market
Amount(000)    Description                                                         Moody's           S&P   Maturity*          Value
------------------------------------------------------------------------------------------------------------------------------------
               VARIABLE RATE SENIOR LOAN INTERESTS** - 91.5%

               Automotive - 7.4%

     $2,500    Tenneco Inc., Term Loan B                                               Ba3            BB    09/30/07     $2,516,146

      2,500    Tenneco Inc., Term Loan C                                               Ba3            BB    09/30/08      2,516,146

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          5,032,292
------------------------------------------------------------------------------------------------------------------------------------
               Building & Real Estate - 1.4%

      1,000    NRT Inc., Term Loan                                                     Ba3            NR    07/31/04        993,750

------------------------------------------------------------------------------------------------------------------------------------
               Cargo Transportation - 2.9%

        998    North American Van Lines, Term Loan B                                    B1            B+    11/18/07        971,627

        998    RailAmerica, Incorporated, Term Loan B                                  Ba3           BB-    12/31/06      1,003,111

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          1,974,738
------------------------------------------------------------------------------------------------------------------------------------
               Construction Materials - 7.3%

      5,000    Mueller Group, Inc., Term Loan D                                         B1            B+    05/05/08      5,028,125

------------------------------------------------------------------------------------------------------------------------------------
               Diversified Manufacturing - 8.7%

        998    SPX Corporation, Term Loan B                                            Ba2           BB+    12/31/06      1,002,072

      4,940    Superior Essex Corp., Term Loan B                                       Ba3            B+    11/27/05      4,925,011

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          5,927,083
------------------------------------------------------------------------------------------------------------------------------------
               Durable Consumer Products - 4.4%

      3,000    Jostens, Inc., Term Loan B                                               B1           BB-    05/31/08      3,013,125

------------------------------------------------------------------------------------------------------------------------------------
               Ecological - 4.7%

      1,136    Allied Waste North America, Term Loan B                                 Ba3            BB    07/21/06      1,029,356

      1,364    Allied Waste North America, Term Loan C                                 Ba3            BB    07/21/07      1,235,227

        967    Stericycle, Inc., Term Loan B                                            B1           BB-    11/10/06        969,688

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          3,234,271
------------------------------------------------------------------------------------------------------------------------------------
               Farming & Agricultural - 1.4%

        993    Shemin Holdings Corporation, Term Loan B                                 NR            NR    01/28/07        990,375

------------------------------------------------------------------------------------------------------------------------------------
               Finance & Banking - 2.2%

      1,500    Sovereign Bancorp, Term Loan B                                          Ba3            NR    11/14/03      1,506,563

------------------------------------------------------------------------------------------------------------------------------------
               Grocery - 1.4%

        995    Big V Supermarkets, Inc., Term Loan C                                    NR            B+    08/10/03        987,707

------------------------------------------------------------------------------------------------------------------------------------
               Healthcare & Beauty Aids - 4.4%

      3,000    Bergen Brunswig Corp., Term Loan B                                      Ba3            BB    03/31/06      3,000,000

------------------------------------------------------------------------------------------------------------------------------------
               Hotels, Motels, Inns & Gaming - 1.5%

        533    Isle of Capri Casinos Inc., Term Loan B                                 Ba2           BB-    03/02/06        536,500

        467    Isle of Capri Casinos Inc., Term Loan C                                 Ba2           BB-    03/02/07        469,438

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          1,005,938
------------------------------------------------------------------------------------------------------------------------------------


                                                                                            Ratings
  Principal                                                                        ---------------------      Stated         Market
Amount(000)    Description                                                         Moody's           S&P   Maturity*          Value
------------------------------------------------------------------------------------------------------------------------------------
               Leisure & Entertainment - 1.4%

     $  997    Bally Total Fitness, Term Loan                                           B1            B+    11/10/04    $   992,929

------------------------------------------------------------------------------------------------------------------------------------
               Mining, Steel, Iron & Non-Precious Metals - 0.6%

        395    ASARCO Inc., Term Loan                                                   B1            BB    05/15/01        394,891

------------------------------------------------------------------------------------------------------------------------------------
               Non-Durable Consumer Products - 1.5%

      1,000    Merisant Co. (fka Tabletop Acq. Corp.), Term Loan B                     Ba3           BB-    03/31/07      1,002,500

------------------------------------------------------------------------------------------------------------------------------------
               Personal & Miscellaneous Services - 2.2%

      1,496    Weight Watchers Int'l Inc., TLC Facility                                Ba2            B+    09/30/06      1,506,537

------------------------------------------------------------------------------------------------------------------------------------
               Printing & Publishing - 1.5%

        995    Merrill Communications LLC, Term Loan B                                  B1           BB-    11/23/07        999,664

------------------------------------------------------------------------------------------------------------------------------------
               Retail/Catalog - 7.2%

      5,000    Micro Warehouse Inc., Term Loan B                                        B1           BB-    01/31/07      4,971,875

------------------------------------------------------------------------------------------------------------------------------------
               Retail/Stores - 5.8%

      2,000    SDM Corp., Term Loan C                                                  Ba3            BB    02/04/08      2,005,000

      2,000    SDM Corp., Term Loan E                                                  Ba3            BB    02/04/09      2,005,000

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          4,010,000
------------------------------------------------------------------------------------------------------------------------------------
               Telecommunications/Cellular/PCS - 4.0%

        583    American Cellular Corporation, Term Loan B                              Ba3            B+    03/31/08        583,819

        667    American Cellular Corporation, Term Loan C                              Ba3            B+    03/31/09        667,222

      1,500    Voicestream PCS Holding LLC, Term Loan B                                 B1            B+    02/25/09      1,486,563

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          2,737,604
------------------------------------------------------------------------------------------------------------------------------------
               Telecommunications/CLEC - 8.8%

      3,000    McLeod USA Inc., Term Loan B                                            Ba2           BB-    05/30/08      2,995,500

      3,000    WCI Capital Corp. (Winstar), Term Loan B                                 B2            B+    09/30/07      2,992,500

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          5,988,000
------------------------------------------------------------------------------------------------------------------------------------
               Telecommunications/Hybrid - 3.6%

      2,500    Nextel Finance Company, Term Loan D                                     Ba2           BB-    03/31/09      2,485,137

------------------------------------------------------------------------------------------------------------------------------------
               Telecommunications/Satellite - 1.3%

      1,000    Satelites Mexicanos SA DE CV, Bond                                       B1            B+    06/30/04        910,000

------------------------------------------------------------------------------------------------------------------------------------
               Telecommunications/Wireless Messaging - 1.5%

      1,000    Crown Castle Operating Company, Term Loan B                             Ba3           BB-    03/30/08      1,001,660

------------------------------------------------------------------------------------------------------------------------------------
               Transportation/Rail Manufacturing - 1.5%

      1,000    Kansas City Southern Railway Co., Term Loan B                           Ba1           BBB    12/29/06      1,006,250

------------------------------------------------------------------------------------------------------------------------------------
               Utilities - 2.9%

      1,000    AES Texas Funding II, LLC, Term Loan                                     NR            NR    04/24/01      1,001,250

      1,000    TNP Enterprises Inc., Term Loan                                         Ba2           BB+    03/30/06      1,000,000

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          2,001,250
------------------------------------------------------------------------------------------------------------------------------------
               Total Variable Rate Senior Loan Interests (cost $62,656,471)                                              62,702,264
               ---------------------------------------------------------------------------------------------------------------------

                     Portfolio of Investments
                     Nuveen Floating Rate Fund (continued)
                     May 31, 2000

  Principal                                                                                                  Stated          Market
Amount(000)    Description                                                                                 Maturity*           Value
------------------------------------------------------------------------------------------------------------------------------------
               SHORT-TERM INVESTMENTS - 8.7%

               Commercial Paper:

     $3,000    Central & South West Corp., yielding 6.95%                                                   06/01/00    $ 3,000,000

      3,000    Limited Inc., yielding 6.95%                                                                 06/01/00      3,000,000
------------------------------------------------------------------------------------------------------------------------------------
               Total Short-Term Investments (cost $6,000,000)                                                             6,000,000
               ---------------------------------------------------------------------------------------------------------------------
               Total Investments (cost $68,656,471) - 100.2%                                                             68,702,264
               ---------------------------------------------------------------------------------------------------------------------
               Other Assets Less Liabilities - (0.2)%                                                                      (119,107)
               ---------------------------------------------------------------------------------------------------------------------
               Net Assets - 100%                                                                                        $68,583,157
               =====================================================================================================================


           NR  Not rated.

           * Senior Loans in the Fund's portfolio generally are subject to mandatory and/or optional prepayment. Because of these mandatory prepayment conditions and because there may be significant economic incentives for a Borrower to prepay, prepayments of Senior Loans in the Fund's portfolio may occur. As a result, the actual remaining maturity of Senior Loans held in the Fund's portfolio may be substantially less than the stated maturities shown. The Fund estimates that the actual average maturity of the Senior Loans held in its portfolio will be approximately 18-24 months.

           ** Senior Loans in which the Fund invests generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates are generally (i) the prime rate offered by one or more major United States banks, (ii) the lending rate offered by one or more major European banks, such as the London Inter-Bank Offered Rate ("LIBOR") and (iii) the certificate of deposit rate. Senior loans are generally considered to be restricted in that the Fund ordinarily is contractually obligated to receive approval from the Agent Bank and/or borrower prior to the disposition of a Senior Loan.



                                 See accompanying notes to financial statements.

                           Statement of Net Assets
                           Nuveen Floating Rate Fund
                           May 31, 2000



--------------------------------------------------------------------------------
Assets
Investments, at market value (cost $68,656,471)                      $68,702,264
Receivables:
  Interest                                                               468,646
  Shares sold                                                            806,630
Other assets                                                               1,794
--------------------------------------------------------------------------------
    Total assets                                                      69,979,334
--------------------------------------------------------------------------------
Liabilities
Cash overdraft                                                           684,571
Accrued expenses:
  Management fees                                                         12,468
  Distribution and service fees                                           40,617
Other liabilities                                                        230,865
Dividends payable                                                        427,656
--------------------------------------------------------------------------------
    Total liabilities                                                  1,396,177
--------------------------------------------------------------------------------
Net assets                                                           $68,583,157
================================================================================
Class A Shares
Net assets                                                           $ 2,221,104
Shares outstanding                                                       222,094
Net asset value per share                                            $     10.00
================================================================================
Class B Shares
Net assets                                                           $10,488,616
Shares outstanding                                                     1,048,834
Net asset value per share                                            $     10.00
================================================================================
Class C Shares
Net assets                                                           $39,341,465
Shares outstanding                                                     3,933,549
Net asset value per share                                            $     10.00
================================================================================
Class R Shares
Net assets                                                           $16,531,972
Shares outstanding                                                     1,653,016
Net asset value per share                                            $     10.00
================================================================================

                                 See accompanying notes to financial statements.

                     Statement of Operations
                     Nuveen Floating Rate Fund
                     For the Period November 29, 1999 (commencement of operations) through May 31, 2000

----------------------------------------------------------------------------------------------------
Investment Income
Interest                                                                                $ 2,065,202
----------------------------------------------------------------------------------------------------
Expenses
Management fees                                                                             178,318
Service fees - Class A                                                                        1,800
Distribution and service fees - Class B                                                      30,028
Waiver of distribution fees - Class B                                                        (3,002)
Distribution and service fees - Class C                                                     120,388
Shareholders' servicing agent fees and expenses                                             217,481
Custodian's fees and expenses                                                               210,192
Legal fees                                                                                   86,164
Other expenses                                                                               46,015
----------------------------------------------------------------------------------------------------
Total expenses before expense reimbursement and waivers                                     887,384
 Expense reimbursement and waivers                                                         (571,740)
----------------------------------------------------------------------------------------------------
Net expenses                                                                                315,644
----------------------------------------------------------------------------------------------------
Net investment income                                                                     1,749,558
----------------------------------------------------------------------------------------------------
Realized and Unrealized Gain from Investments
Net realized gain from investment transactions                                                2,961
Change in net unrealized appreciation (depreciation) of investments                          45,793
----------------------------------------------------------------------------------------------------
Net gain from investments                                                                    48,754
----------------------------------------------------------------------------------------------------
Net increase in net assets from operations                                              $ 1,798,312
====================================================================================================

                     Statement of Changes in Net Assets
                     Nuveen Floating Rate Fund
                     For the Period November 29, 1999 (commencement of operations) through May 31, 2000

----------------------------------------------------------------------------------------------------
Operations
Net investment income                                                                   $ 1,749,558
Net realized gain from investment transactions                                                2,961
Change in net unrealized appreciation (depreciation) of investments                          45,793
----------------------------------------------------------------------------------------------------
Net increase in net assets from operations                                                1,798,312
----------------------------------------------------------------------------------------------------
Distributions to Shareholders
From and in excess of net investment income:
   Class A                                                                                  (56,996)
   Class B                                                                                 (218,767)
   Class C                                                                                 (861,195)
   Class R                                                                                 (644,320)
----------------------------------------------------------------------------------------------------
Decrease in net assets from distributions to shareholders                                (1,781,278)
----------------------------------------------------------------------------------------------------
Fund Share Transactions
Net proceeds from sale of shares                                                         68,520,246
Net proceeds from shares issued to shareholders due to reinvestment of distributions        447,137
----------------------------------------------------------------------------------------------------
                                                                                         68,967,383
Cost of shares redeemed                                                                    (501,260)
----------------------------------------------------------------------------------------------------
Net increase in net assets from Fund share transactions                                  68,466,123
----------------------------------------------------------------------------------------------------
Net increase in net assets                                                               68,483,157
Net assets at the beginning of period                                                       100,000
----------------------------------------------------------------------------------------------------
Net assets at the end of period                                                         $68,583,157
====================================================================================================
Distributions in excess of net investment income at the end of period                   $   (31,720)
====================================================================================================

                See accompanying notes to financial statements.

                         Statement of Cash Flows

                         Nuveen Floating Rate Fund
                         For the Period November 29, 1999 (commencement of operations) through May 31, 2000

------------------------------------------------------------------------------------------------------------------------------------
Change in Net Assets from Operations                                                                                   $  1,798,312
------------------------------------------------------------------------------------------------------------------------------------
Adjustments to Reconcile the Change in Net Assets from Operations to Net Cash used for Operating Activities:
  Increase in investments at value                                                                                      (68,702,264)
  Increase in interest receivable                                                                                          (468,646)
  Increase in shares sold receivable                                                                                       (806,630)
  Increase in other assets                                                                                                   (1,794)
  Increase in management fees                                                                                                12,468
  Increase in distribution and service fees                                                                                  40,617
  Increase in other liabilities                                                                                             230,865
------------------------------------------------------------------------------------------------------------------------------------
  Net cash used for operating activities                                                                                (67,897,072)
------------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
Increase in cash overdraft                                                                                                  684,571
Proceeds from shares sold                                                                                                68,520,246
Cost of shares redeemed                                                                                                    (501,260)
Cash dividends paid                                                                                                        (906,485)
------------------------------------------------------------------------------------------------------------------------------------
  Net cash provided by financing activities                                                                               67,797,072
------------------------------------------------------------------------------------------------------------------------------------
Net Decrease in Cash                                                                                                       (100,000)
Cash at the beginning of period                                                                                             100,000
------------------------------------------------------------------------------------------------------------------------------------
Cash at the End of Period                                                                                              $         --
====================================================================================================================================

                                 See accompanying notes to financial statements.

Notes to Financial Statements


1. General Information and Significant Accounting Policies

The Nuveen Floating Rate Fund (the "Fund") is a continuously offered, non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended. The Fund was organized as a Massachusetts business trust on June 28, 1999. The Fund commenced operations on November 29, 1999.

The Fund seeks to provide a high level of current income, consistent with preservation of capital by investing primarily in senior secured loans whose interest rates float or adjust periodically based on a benchmark interest rate index. The Fund may also periodically borrow money (either directly from banks or by issuing debt), the proceeds of which will be invested in senior loans.

The following is a summary of significant accounting policies followed by the Fund in the preparation of its financial statements in accordance with generally accepted accounting principles.

Investment Valuation

The prices of senior loans in the Fund's investment portfolio are provided by pricing services approved by the Fund's Board of Trustees. The pricing service providers typically value senior loans at the mean of the highest bona fide bid and the lowest bona fide ask prices when current quotations are readily available. Senior loans for which current quotations are not readily available are valued at a fair value using a wide range of market data and other information and analysis, including credit considerations considered relevant by such pricing service providers to determine valuations. Short-term investments which mature within 60 days are valued at amortized cost, which approximates market value.

The senior loans in which the Fund invests are generally not listed on any exchange and the secondary market for those senior loans is comparatively illiquid relative to markets for other fixed income securities. Because of the comparatively illiquid markets, the value of a senior loan may differ significantly from the value that would have been used had there been an active market for that senior loan.

Investment Transactions

Investment transactions are recorded on a trade date basis.

Investment Income

Interest income is determined on the basis of interest accrued, adjusted for amortization of premiums and accretion of discounts when required for federal income tax purposes. Facilities fees on senior loans purchased are treated as market discounts. Market premiums and discounts are amortized over the expected life of each respective borrowing.

Dividends and Distributions to Shareholders

The Fund intends to declare daily and pay monthly dividends from net investment income. Generally payment is made or reinvestment is credited to shareholder accounts on the first business day after month end. Net realized capital gains from investment transactions, if any, are distributed to shareholders not less frequently than annually. Furthermore, capital gains are distributed only to the extent they exceed available capital loss carryforwards.

The amount and timing of distributions from net investment income and net realized capital gains are determined in accordance with federal income tax regulations, which may differ from generally accepted accounting principles. Accordingly, temporary over-distributions as a result of these differences may occur and will be classified as either distributions in excess of net investment income and/or distributions in excess of net realized gains from investment transactions, where applicable.

Income Taxes

The Fund intends to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its net investment income, in addition to any significant amounts of net realized capital gains from investment transactions. The Fund currently considers significant net realized capital gains as amounts in excess of $.001 per share. Net realized capital gain distributions are subject to federal taxation.

Flexible Sales Charge Program

The Fund offers Class A, B, C and R Shares. Class A Shares can be purchased at net asset value per share only upon conversion of Class B Shares, through an exchange of Class A Shares of certain Nuveen mutual funds, by reinvesting distributions from any Nuveen Defined Portfolio, or under certain other limited circumstances. Class A Shares are subject to a service fee of 0.25% of the average daily net assets. Class B Shares can be purchased at net asset value per share without any initial sales charge. Class B Shares are subject to a distribution fee of up to 0.75% (currently 0.65% as a result of a voluntary expense limitation) of the average daily net assets and a service fee of 0.25% of the average daily net assets. An investor purchasing Class B Shares agrees to pay any early withdrawal charge ("EWC") of up to 3% depending upon the length of time the shares are held by the investor (EWC is reduced to 0% at the end of five years). Class B Shares convert to Class A Shares six years after purchase. Class C Shares can be purchased at net asset value per share without any initial sales charge. Class C Shares are subject to a distribution fee of 0.75% of the average daily net assets and a service fee of 0.25% of the average daily net assets. An investor purchasing Class C Shares agrees to pay an EWC of 1% if Class C Shares are redeemed within one year of purchase. Class R Shares are not subject to any sales charge or distribution or service fees. Class R Shares are available only under limited circumstances or by specified classes of shareholders.

Derivative Financial Instruments
The Fund may invest in certain derivative financial instruments including futures, forward, swap and option contracts, and other financial instruments with similar characteristics. Although the Fund is authorized to invest in such financial instruments, and may do so in the future, it did not make any such investments during the period November 29, 1999 (commencement of operations) through May 31, 2000.

Expense Allocation
Expenses of the Fund that are not directly attributable to a specific class of shares are prorated among the classes based on the relative net assets of each class. Expenses directly attributable to a class of shares, which presently only includes distribution and service fees, are recorded to the specific class.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results may differ from those estimates.

2. Fund Shares
Transactions in Fund shares for the period November 29, 1999 (commencement of operations) through May 31, 2000, were as follows:

                                        Shares         Amount
-------------------------------------------------------------
Shares sold:
 Class A                               217,180    $ 2,171,547
 Class B                             1,043,389     10,431,659
 Class C                             3,943,184     39,425,872
 Class R                             1,649,139     16,491,168
Shares issued to shareholders due
to reinvestment of distributions:
 Class A                                 2,436         24,354
 Class B                                 7,202         72,000
 Class C                                33,712        337,015
 Class R                                 1,377         13,768
-------------------------------------------------------------
                                     6,897,619     68,967,383
-------------------------------------------------------------
Shares redeemed:
 Class A                                   (22)          (216)
 Class B                                (4,257)       (42,573)
 Class C                               (45,847)      (458,471)
 Class R                                    --             --
-------------------------------------------------------------
                                       (50,126)      (501,260)
-------------------------------------------------------------
Net increase                         6,847,493    $68,466,123
=============================================================

The Fund will make quarterly offers to repurchase shares at net asset value (each, a "Repurchase Offer"). The next Repurchase Offer is scheduled to occur in September 2000. The results of the June 2000 Repurchase Offer are as follows:

                                        Shares         Amount
-------------------------------------------------------------
 Class A                                    --       $     --
 Class B                                 1,425         14,261
 Class C                                29,681        297,103
 Class R                                 1,239         12,402
-------------------------------------------------------------

3. Investment Transactions

Purchases and sales of investments (excluding short-term investments) during the period November 29, 1999 (commencement of operations) through May 31, 2000, aggregated $64,752,881, and $2,124,916, respectively.

At May 31, 2000, the identified cost of investments owned for federal income tax purposes was $68,656,471.

4. Unrealized Appreciation (Depreciation)

At May 31, 2000, net unrealized appreciation of senior loans for federal income tax purposes aggregated $45,793 of which $178,296 related to appreciated senior loans and $132,503 related to depreciated senior loans.

5. Management Fee and Other Transactions with Affiliates

Under the Fund's investment management agreement with Nuveen Senior Loan Asset Management Inc. (the "Adviser"), a wholly owned subsidiary of The John Nuveen Company, the Fund pays an annual management fee, payable monthly, of .7500 of 1%, reduced on managed assets of $1 billion or more, which is based upon the average daily managed assets of the Fund. "Managed assets" shall mean the average daily gross asset value of the Fund, minus the Fund's accrued liabilities (other than the principal amount of any borrowings incurred, and commercial paper or notes issued by the Fund).

The management fee compensates the Adviser for overall investment advisory and administrative services, and general office facilities. The Fund pays no compensation directly to those of its Trustees who are affiliated with the Adviser or to its officers, all of whom receive remuneration for their services to the Fund from the Adviser or its affiliates.

The Adviser may voluntarily reimburse or waive expenses from time to time, which may be terminated at any time at its discretion.

During the period November 29, 1999 (commencement of operations) through May 31, 2000, John Nuveen & Co., Incorporated (the "Distributor"), a wholly owned subsidiary of The John Nuveen Company, received service fees on Class A Shares, substantially all of which were paid to compensate authorized dealers for providing services to shareholders relating to their investments.

During the period November 29, 1999 (commencement of operations) through May 31, 2000, the Distributor compensated authorized dealers directly with approximately $673,000 in commission advances at the time of purchase. To compensate for commissions advanced to authorized dealers, all service fees collected on Class B Shares during the first year following a purchase, all distribution fees collected on Class B Shares, and all service and distribution fees collected on Class C Shares during the first year following a purchase are retained by the Distributor. During the period November 29, 1999 (commencement of operations) through May 31, 2000, the Distributor retained approximately $116,900 in such fees. The remaining fees charged to the Fund were paid to compensate authorized dealers for providing services to shareholders relating to their investments. The Distributor also collected and retained approximately $4,800 of EWC on share redemptions during the period November 29, 1999 (commencement of operations) through May 31, 2000.

At May 31, 2000, the Adviser owned 2,500 shares of each Class of A, B, C and R. In addition, The John Nuveen Company owned 1,500,000 shares of Class R at May 31, 2000.

6. Composition of Net Assets

At May 31, 2000, the Fund had an unlimited number of $.01 par value shares authorized. Net assets consisted of:

-------------------------------------------------------------------------
Capital paid-in                                               $68,566,123
Distributions in excess of net investment income                  (31,720)
Accumulated net realized gain from investment transactions          2,961
Net unrealized appreciation of investments                         45,793
-------------------------------------------------------------------------
Net assets                                                    $68,583,157
=========================================================================

7. Commitments

Pursuant to the terms of certain of the Variable Rate Senior Loan agreements, the Fund may have unfunded loan commitments. There were no such unfunded loan commitments as of May 31, 2000. The Fund generally will maintain with its custodian short-term investments and/or cash having an aggregate value at least equal to the amount of unfunded loan commitments.

8. Senior Loan Participation Commitments

The Fund invests primarily in assignments, participations, or acts as a party to the primary lending syndicate of a Variable Rate Senior Loan interest to United States and foreign corporations, partnerships, and other entities. If the Fund purchases a participation of a Senior Loan Interest, the Fund would typically enter into a contractual agreement with the lender or other third party selling the participation, but not with the borrower directly. As such, the Fund assumes the credit risk of the Borrower, Selling Participant or other persons interpositioned between the Fund and the Borrower. There were no such participation commitments as of May 31, 2000.

9. Borrowings

In accordance with its investment policies, the Fund may borrow money from banks for investment purposes in an amount up to approximately 10% of the Fund's net assets. The Fund did not enter into any such agreements during the period November 29, 1999 (commencement of operations) through May 31, 2000.

Financial Highlights


     Selected data for a share outstanding throughout the period November 29, 1999 (commencement of operations) through May 31, 2000:

  Class (Inception Date)
                                  Investment Operations           Less Distributions
                               ---------------------------   ---------------------------
                                                                  From
                                          Realized/             and in
                                         Unrealized          Excess of
                    Beginning      Net      Invest-                Net                     Ending
                          Net  Invest-         ment            Invest-                        Net
Year Ended              Asset     ment         Gain               ment   Capital            Asset      Total
May 31,                 Value   Income       (Loss)  Total      Income     Gains   Total    Value   Return(a)
-----------------------------------------------------------------------------------------------------------
Class A (11/99)
  2000                 $10.00     $.40       $  --    $.40      $(.40)      $--   $(.40)   $10.00     4.03%

Class B (11/99)
  2000                  10.00      .37        (.01)    .36       (.36)       --    (.36)    10.00     3.69

Class C (11/99)
  2000                  10.00      .36          --     .36       (.36)       --    (.36)    10.00     3.62

Class R (11/99)
  2000                  10.00      .39         .02     .41       (.41)       --    (.41)    10.00     4.15
===========================================================================================================


                                                     Ratios/Supplemental Data
                       ------------------------------------------------------------------------------------
                                          Before                         After
                                       Reimbursement                Reimbursement (b)
                                 --------------------------     --------------------------
                                                      Ratio                          Ratio
                                                     of Net                         of Net
                                   Ratio of      Investment       Ratio of      Investment
                         Ending    Expenses          Income       Expenses          Income
                            Net  to Average      to Average     to Average      to Average    Portfolio
                         Assets         Net             Net            Net             Net     Turnover
                          (000)      Assets          Assets         Assets          Assets         Rate
-----------------------------------------------------------------------------------------------------------
Class A (11/99)
  2000                  $ 2,221        3.14%*          5.66%*         .95%*          7.85%*           6%

Class B (11/99)
  2000                   10,489        3.72*           5.16*         1.60*           7.28*            6

Class C (11/99)
  2000                   39,341        3.90*           4.92*         1.70*           7.12*            6

Class R (11/99)
  2000                   16,532        3.53*           4.85*          .70*           7.68*            6
===========================================================================================================

*   Annualized.
(a) Total returns are calculated on net asset value and are not annualized.
(b) After expense reimbursement and waivers from the investment adviser, where applicable.


                                 See accompanying notes to financial statements.
15

Report of Independent Accountants




The Board of Trustees and Shareholders of
Nuveen Floating Rate Fund:

We have audited the accompanying statement of assets and liabilities of Nuveen Floating Rate Fund (the "Fund"), including the portfolio of investments, as of May 31, 2000, and the related statements of operations, changes in net assets, cash flows, and the financial highlights for the period from November 29, 1999 (commencement of investment operations) to May 31, 2000. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of investments owned as of May 31, 2000, by correspondence with the custodian and selling or agent banks. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Nuveen Floating Rate Fund as of May 31, 2000, the results of its operations, changes in net assets, cash flows, and the financial highlights for the period from November 29, 1999 (commencement of investment operations) to May 31, 2000, in conformity with generally accepted accounting principles.



KPMG LLP

Chicago, Illinois
July 20, 2000

Fund Information





Board of Trustees                    Transfer Agent and
                                     Shareholder Services
James E. Bacon                       Chase Global Funds Services Company
                                     73 Tremont Street
Jack B. Evans                        Boston, MA 02108

William L. Kissick                   (800) 257-8787

Thomas E. Leafstrand                 Legal Counsel
                                     Chapman and Cutler
Timothy R. Schwertfeger              Chicago, IL

Shelia W. Wellington                 Independent
                                     Accountants
                                     KPMG LLP
Fund Manager                         Chicago, IL
Nuveen Senior Loan Asset
Management Inc.
Oak Brook, IL


17

       Serving
Investors
          For Generations

A 100-Year Tradition of Quality Investments




[Photo of John Nuveen, Sr., appears here]
John Nuveen, Sr.


Since 1898, John Nuveen & Co. Incorporated has been synonymous with investments that withstand the test of time. In fact, more than 1.3 million investors have trusted Nuveen to help them build and sustain the wealth of a lifetime.

Whether your focus is long-term growth, dependable income or sustaining accumulated wealth, Nuveen offers a wide variety of investments and services to help meet your unique circumstances and financial planning needs. We can help you build a better, well-diversified portfolio.

Call Your Financial Advisor Today

To find out how Nuveen Mutual Funds might round out your investment portfolio, contact your financial advisor today. Or call Nuveen at (800) 257-8787 for more information. Ask your advisor or call for a prospectus, which details risks, fees and expenses. Please read the prospectus carefully before you invest.




NUVEEN
  Investments

John Nuveen & Co. Incorporated
333 West Wacker Drive
Chicago, Illinois 60606-1286
www.nuveen.com

                          PART C - OTHER INFORMATION

Item 24: Financial Statements and Exhibits


     1.   Financial Statements:



          Included in Part A:

               Financial Highlights

          Included In Part B:

               Report of Independent Accountants; Portfolio of Investments as of May 31, 2000; Statement of Net Assets as of May 31, 2000; Statement of Operations for the period November 29, 1999 (Commencement of Operations) to May 31, 2000; Statement of Changes in Net Assets for the period November 29, 1999 (Commencement of Operations) to May 31, 2000; Statement of Cash Flows for the period November 29, 1999 (Commencement of Operations) to May 31, 2000; Financial Highlights; Notes to Financial Statements

     2.   Exhibits:


a.1 Amended and Restated Declaration of Trust dated July 16, 1999. Filed as Exhibit a to Registrant's Registration Statement on Form N-2 (File No. 333-85439) and incorporated herein by reference.


a.2 Certificate of Amendment to Amended and Restated Declaration of Trust. Filed as Exhibit a.2 to Pre-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-2 (File No. 333-85439) and incorporated herein by reference.


a.3  Establishment and Designation of Classes, filed herewith.


b. By-Laws of Registrant. Filed as Exhibit b to Registrant's Registration Statement on Form N-2 (File No. 333-85439) and incorporated herein by reference.

c.   None.


d. Form of Share Certificate. Filed as Exhibit d to Pre-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-2 (File No. 333-85439) and incorporated herein by reference.

e.   None.

f.   None.


g. Investment Management Agreement between Registrant and Nuveen Senior Loan Asset Management Inc., filed herewith.


h.   Underwriting Agreement, filed herewith.


i.   None.


j. Custody Agreement between Registrant and Chase Bank of Texas, National Association, filed herewith.

k.1 Shareholder Transfer Agency Agreement between Registrant and Chase Global Funds Services Company, filed herewith.


k.2  Distribution and Service Plan, filed herewith.


k.3  Multiple Class Plan, filed herewith.

l.1 Opinion and consent of Bell, Boyd & Lloyd. Filed as Exhibit l.1 to Pre-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-2 (File No. 333-85439) and incorporated herein by reference.


l.2 Opinion and consent of Bingham Dana LLP. Filed as Exhibit l.2 to Pre-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-2 (File No. 333-85439) and incorporated herein by reference.

m.   None.

n.   Consent of KPMG LLP.

o.   None.

p. Subscription Agreement of Nuveen Senior Loan Asset Management Inc. dated October 18, 1999. Filed as Exhibit P to Pre-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-2 (File No. 333-85439) and incorporated herein by reference.

q.   None.

r.   None.

s.1  Power of Attorney for Timothy R. Schwertfeger.

s.2 Powers of Attorney of Trustees (other than Timothy R. Schwertfeger). Filed as Exhibit s.2 to Pre-Effective Amendment No. 2 to Registrant's Registration Statement on Form N-2 (File No. 333-85439) ad incorporated herein by reference.
___________________


Item 25: Marketing Arrangements

See Underwriting Agreement filed as exhibit h this registration statement.

Item 26: Other Expenses of Issuance and Distribution

     Not applicable.

Item 27: Persons Controlled by or under Common Control with Registrant

     Not applicable.

Item 28: Number of Holders of Securities

     At September 18, 2000


              Title of Class                    Record Holder
              --------------                    -------------
     Class A                                         94
     Class B                                        422
     Class C                                       1006
     Class R                                         39

     Total Fund
     accounts                                      1561



Item 29: Indemnification

     Section 4 of Article XII of the Registrant's Declaration of Trust provides as follows:

     Subject to the exceptions and limitations contained in this Section 4, every person who is, or has been, a Trustee, officer, employee or agent of the Trust, including persons who serve at the request of the Trust as directors, trustees, officers, employees or agents of another organization in which the Trust has an interest as a shareholder, creditor or otherwise (hereinafter referred to as a "Covered Person"), shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee, director, officer, employee or agent and against amounts paid or incurred by him in settlement thereof.

     No indemnification shall be provided hereunder to a Covered Person:

(a) against any liability to the Trust or its Shareholders by reason of a final adjudication by the court or other body before which the proceeding was brought that he engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office;

(b) with respect to any matter as to which he shall have been finally adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interests of the Trust; or

(c) in the event of a settlement or other disposition not involving a final adjudication (as provided in paragraph (a) or (b)) and resulting in a payment by a Covered Person, unless there has been either a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office by the court or other body approving the settlement or other disposition or a reasonable determination, based on a review of readily available facts (as opposed to a full trial-type inquiry), that he did not engage in such conduct:

          (i) by a vote of a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter); or

          (ii) by written opinion of independent legal counsel.

     The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be such a Covered Person and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel other than Covered Persons may be entitled by contract or otherwise under law.

     Expenses of preparation and presentation of a defense to any claim, action, suit or proceeding subject to a claim for indemnification under this Section 4 shall be advanced by the Trust prior to final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he is not entitled to indemnification under this
Section 4, provided that either:

     (a) such undertaking is secured by a surety bond or some other appropriate security or the Trust shall be insured against losses arising out of any such advances; or

     (b) a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter) or independent legal counsel in a written opinion shall determine, based upon a review of the readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the recipient ultimately will be found entitled to indemnification.

     As used in this Section 4, a "Disinterested Trustee" is one (x) who is not an Interested Person of the Trust (including, as such Disinterested Trustee, anyone who has been exempted from being an Interested Person by any rule, regulation or order of the Commission), and (y) against whom none of such actions, suits or other proceedings or another action, suit or other proceeding on the same or similar grounds is then or has been pending.

     As used in this Section 4, the words "claim," "action," "suit" or "proceeding" shall apply to all claims, actions, suits, proceedings (civil, criminal, administrative or other, including appeals), actual or threatened; and the words "liability" and "expenses" shall include without limitation, attorneys' fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

     The trustees and officers of the Registrant are covered by Investment Trust Errors and Omission policies in the aggregate amount of $20,000,000 (with a maximum deductible of $500,000) against liability and expenses of claims of wrongful acts arising out of their position with the Registrant, except for matters which involve willful acts, bad faith, gross negligence and willful disregard of duty (i.e., where the insured did not act in good faith for a purpose he or she reasonably believed to be in the best interest of Registrant or where he or she had reasonable cause to believe this conduct was unlawful).

     Section 8 of the Underwriting Agreement filed as Exhibit h to this Registration Statement provides for each of the parties thereto, including the Registrant and the Underwriters, to indemnify the others, their trustees, directors, certain of their officers, trustees, directors and persons who control them against certain liabilities in connection with the offering described herein, including liabilities under the federal securities laws.


Item 30: Business and Other Connections of Investment Adviser

     Nuveen Senior Loan Asset Management Inc. serves as investment adviser to Registrant. For a description of other business, profession, vocation or employment of a substantial nature in which any director or officer of the investment adviser has engaged during the last two years for his account or in the capacity of director, officer, employee, partner or trustee, see the descriptions under "Management of the Fund" in Part A of this Registration Statement.

Item 31: Location of Accounts and Records

     Nuveen Senior Loan Asset Management Inc., 333 West Wacker Drive, Chicago, Illinois 60606, maintains the Declaration of Trust, By-Laws, minutes of trustees and shareholders meetings and contracts of the Registrant and all advisory material of the investment adviser.

     The Fund's custodian, Chase National Bank of Texas, National Association, 600 Travis Street, Houston, TX 77002, will maintain all general and subsidiary ledgers, journals, trial balances, records of all portfolio purchases and sales, and all other required records not maintained by Nuveen Senior Loan Asset Management Inc.

     Chase Global Funds Services Company, P.O. Box 5186, Bowling Green Station, New York, New York 10004-2413, maintains all the required records in its capacity as transfer and dividend paying agent for the Registrant.

Item 32: Management Services

     Not applicable.

Item 33: Undertakings

     1.  Not applicable.

     2.  Not applicable.

     3.  Not applicable.

     4.  The Registrant undertakes:

     (a) To file during any period in which offers or sales are being made, a post-effective amendment to the registration statement (i) to include any prospectus required by Section 10(a)(3) of the 1933 Act; (2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (b) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

     (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     5.  Not applicable.

     6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Statement of Additional Information.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in this City of Chicago, and State of Illinois, on the 28th day of September, 2000.

                            NUVEEN FLOATING RATE FUND

                            /s/ Gifford R. Zimmerman
                            -----------------------------------------
                            Gifford R. Zimmerman, Vice President and
                            Secretary


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.


        Signature                         Title                            Date
        ---------                         -----                            ----
                            Vice President and Controller            September 28, 2000
/s/ Stephen D. Foy          (Principal Financial and
--------------------------  Accounting Officer)
    Stephen D. Foy
                                                           )
                            Chairman of the Board and      )
                            Trustee (Principal Executive   )
Timothy R. Schwertfeger     Officer)                       )
                                                           )
James E. Bacon              Trustee                        )   By: /s/ Gifford R. Zimmerman
                                                           )       ------------------------
Jack B. Evans               Trustee                        )           Gifford R. Zimmerman
                                                           )           Attorney-In-Fact
William L. Kissick          Trustee                        )           September 28, 2000
                                                           )
Thomas E. Leafstrand        Trustee                        )
                                                           )
Shiela W. Wellington        Trustee                        )

     Original powers of attorney authorizing Alan G. Berkshire and Gifford R. Zimmerman, among others, to execute this Registration Statement, and Amendments to this Registration Statement, for each trustee of Registrant on whose behalf this Registration Statement is filed, have been executed and filed, and are incorporated by reference to this Registration Statement.

                               INDEX TO EXHIBITS

a.3  Establishment and Designation of Classes.

g. Investment Management Agreement between Registrant and Nuveen Senior Loan Asset Management Inc.

h.   Underwriting Agreement.

j.   Custody Agreement.

k.1 Shareholder Transfer Agency Agreement between Registrant and Chase Global Funds Services Company.

k.2  Distribution and Service Plan.

k.3  Multiple Class Plan.

n.   Consent of KPMG LLP.

___________________